As confidentially submitted to the Securities and Exchange Commission on November 14, 2016.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Veritone, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7370	47-1161641
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Veritone, Inc.

3366 Via Lido

Newport Beach, CA 92663

(888) 507-1737

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chad Steelberg

Chief Executive Officer

Veritone, Inc.

3366 Via Lido

Newport Beach, CA 92663

(888) 507-1737

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ellen S. Bancroft Morgan, Lewis & Bockius LLP 600 Anton Boulevard, Suite 1800 Costa Mesa, CA 92626 (714) 830-0600	Jeffrey B. Coyne, Esq. General Counsel and Secretary Veritone, Inc. 3366 Via Lido Newport Beach, CA 92663 (888) 507-1737	Michael J. Brown Stradling, Yocca, Carlson & Rauth, P.C. 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 (949) 725-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Class A common stock, $0.001 par value per share	$15,000,000	$1,511

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, and includes the aggregate offering price of additional shares the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price. Registration fee to be submitted with next filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus (Subject to Completion)

Dated                     , 2016

             Shares

Class A Common Stock

This is the initial public offering of shares of Class A common stock of Veritone, Inc. We are selling              shares of Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. We anticipate the public offering price to be between $             and $             per share. We plan to apply to list our Class A common stock on the Nasdaq Capital Market under the symbol “VERI.”

We have two classes of common stock, our Class A common stock and our Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except for voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 10 votes and is convertible at any time into one share of Class A common stock. The holders of our outstanding Class B common stock will hold approximately     % of the voting power of our outstanding capital stock following this offering, with our directors, executive officers and significant stockholders holding approximately     %.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. As such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

See “Risk Factors” beginning on page 12 of the prospectus to read about risk factors you should consider before buying shares of our Class A common stock.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us, Before Expenses
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” beginning on page 103 of this prospectus for additional information regarding total underwriter compensation.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional              shares of Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A common stock to purchasers on or about             , 2016.

Roth Capital Partners	Wunderlich

                    , 2016

[Insert inside Cover Art]

In considering whether to purchase shares of our Class A common stock, you should rely only on the information contained in this prospectus or in any free writing prospectus we may file with the Securities and Exchange Commission, or the SEC. Neither we nor the underwriters have authorized anyone to provide you with any information, or to make any representations, other than those contained in this prospectus or in any free writing prospectuses we file with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide to you. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed after that date.

For investors outside the United States: We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.

The representations, warranties and covenants made by us in any contract or other document that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such contract, including, in some cases, for the purpose of allocating risk among the parties to such contract or other document, and should not be deemed to be a representation, warranty or covenant made to you or for your benefit. Moreover, such representations, warranties or covenants were accurate only as of the date they were made, as set forth in the relevant contract or document. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our business, financial condition, operations or prospects.

i

Trademarks

This prospectus includes our trademarks, trade names and service marks, such as Veritone®, Veritone Artificial Intelligence PlatformTM, VAIPTM, Veritone Media™, Veritone Commercial™, Veritone Conductor™, Veritone eDiscovery™, Veritone Enterprise™, Veritone Legal and Veritone Politics™, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Market, Industry Data and Other Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations and other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, if applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

Unless otherwise indicated herein, references in this prospectus to “Veritone,” the “Company,” “we,” “us” and “our” refer to Veritone, Inc., a Delaware corporation, together with its consolidated subsidiaries. References herein to “fiscal year” refer to our fiscal years, which end on December 31.

Company Overview

Veritone has developed a proprietary Veritone Artificial Intelligence Platform (VAIP) that unlocks the power of artificial intelligence (AI)-based cognitive computing so that unstructured audio and video data can be processed, transformed and analyzed in a seamless, automated manner to generate actionable intelligence. Our cloud-based open platform integrates an ecosystem of a variety of best-of-breed cognitive engines, which can be orchestrated together, to reveal valuable multivariate insights from vast amounts of audio and video data.

Our VAIP incorporates patented technology to manage and integrate a wide variety of AI processes to mimic human cognitive functions such as perception, reasoning, prediction and problem solving in order to quickly, efficiently and cost effectively transform unstructured data into structured data. Our VAIP stores the cognitive results in a searchable, time-correlated database, creating a rich, online, searchable library of video and audio, enabling users to analyze the data in near real-time to drive business decisions and insights.

Our mission is to bring the power of AI-based cognitive computing to enterprises of all sizes through a cloud-based platform that integrates multiple cognitive engine capabilities in a single platform. Our scalable platform features an open architecture that can quickly add additional cognitive engines, and can be easily leveraged in a broad range of industries that capture or use audio and video data, including, without limitation, media, politics, legal, law enforcement, and other commercial and retail vertical markets.

Industry Background

According to Gartner, Inc., 80% of the world’s data is unstructured and cannot be easily and efficiently searched, accessed or utilized. Unstructured data continues to grow at an accelerating rate and represents the vast majority of all data created, with 90% of the world’s data being created in the past two years. International Data Corporation (IDC) predicts that the total amount of digital data created worldwide will grow from 4.4 zettabytes in 2013 to 44 zettabytes in 2020. Enterprises, including businesses and government agencies, recognize the utility of leveraging this rapid proliferation of data and are turning to artificial intelligence and analytics to increase their capabilities and efficiency. However, such enterprises lack the proper tools to collect and analyze the rapidly growing variety, velocity and volume of data in real-time.

According to IDC, the worldwide revenue from the market for cognitive systems and artificial intelligence is expected to grow from approximately $8 billion in 2016 to more than $47 billion in 2020. AI systems, particularly cognitive systems based upon machine and deep learning, are increasingly being designed to adapt and make sense of the complexity and unpredictability of unstructured data, such as text, audio and video. Deep learning enables computers to discern patterns in large sets of data without being told what to look for. These systems can “read” text, “see” images and “hear” natural speech, and in turn interpret that information, organize it and offer explanations of what it means, along with the rationale, conclusions and applicable recommendations for such information. These systems can also improve the accuracy of their results with training and use. Most current AI-based solutions primarily focus on a single or narrow set of cognitive engines, which limits the amount and type of metadata that can be extracted and the nature of inquiries and analyses that can be performed.

Our Solution

Veritone’s innovative AI-based open platform incorporates best-of-breed cognitive engines on a single cloud-based platform to process information in volumes and at speeds that can far exceed human cognitive processes. Our proprietary technology enables users to run comprehensive, multivariate, integrated queries, correlation and analyses in near real-time across disparate cognitive engines. By using multiple cognitive engines, users can gain more accurate and in-depth analysis than can be generated from single engine solutions. Our platform integrates multiple cognitive engines to provide this analysis more efficiently and cost effectively.

Veritone’ s innovative AI-based ecosystem currently incorporates over 30 best-of-breed cognitive engines on a single platform from various classes and types, and from multiple third party vendors, including Google, IBM, Microsoft, Nuance, and Hewlett Packard, among others, in addition to several Veritone developed cognitive engines. These engines use advanced algorithms to capture and extract data and provide analytics on the contents of such media files for a variety of cognitive capabilities including, but not limited to, natural language processing, transcription, speech/voice recognition, facial and object recognition, sentiment analysis, voice fingerprinting, and data analytics. By having a number of engines from different providers within the same class and across different classes, the AI system can generate extensive and varied training data to more efficiently learn and thereby quickly improve accuracy and analyses. A key principle of AI-based systems is that the more data that is ingested and processed, the better the accuracy and predictive value that they can achieve.

Our Competitive Strengths

Our key competitive strengths include the following:

Proprietary Conductor Technology. Our Conductor technology optimizes the cognitive engine selection process by periodically evaluating the cost, speed, accuracy and usefulness of each engine to improve results and achieve higher levels of cognition. These Conductors orchestrate and intelligently route media to the most appropriate cognitive engines within chosen engine classes for robust intelligence from their media. We have released our Conductor technology for transcription and plan to deploy Conductors for other cognitive engine classes, such as object and logo recognition. Because we maintain proprietary performance data on the relative performance of each cognitive engine in our ecosystem, we believe that, in the near future, we will be able to automatically select, in near real-time, the best engines to deploy based upon our automated review of the media being processed, including any metadata therein.

Broad Indexing and Search Capabilities. Utilizing our proprietary temporal elastic database (TED), we have the unique ability to synthesize various disparate cognitive data in a cohesive, time-based format, allowing users to unearth intelligence from the data heretofore unattainable. Veritone Discovery allows for immediate access to media through dynamic, multivariate querying of all of the elements within, around and derived from the media. Elements include, but are not limited to, cognitive engine outputs (transcripts, translations, recognized objects and faces, etc.), file metadata and user-associated metadata such as content template outputs and freeform tags. The resulting data is indexed in TED in a time-correlated manner, allowing for the synthesis of disparate data in a cohesive, time-based approach. While storage agnostic, TED currently runs on Elastic search, leveraging the Apache Lucerne inverted index architecture.

One Open Platform, Integrated Multi-Cognitive Processing. Our open platform allows third-party AI engines to be easily integrated onto our platform and to participate in our AI marketplace via application programming interfaces (APIs). We currently offer over 30 cognitive engines on our VAIP across most major categories of AI. Our goal is to create a broad ecosystem offering all major cognitive engine capabilities on a single open and integrated platform. This business model enables our customers to send their data to one cloud-based platform, utilize multiple cognitive processes and correlate the resulting disparate metadata from varying third-party engines, and analyze, capture and share results without leaving their Veritone user session. As our business expands, we plan to increase the number of supported instances of our platform within public and private cloud environments and across multiple geographies.

Cloud Independent. Our platform currently leverages several cloud computing and storage services, including Joyent and Amazon’s Web Services cloud. We have also recently deployed our platform to run on Microsoft Azure’s secure government cloud, which enables us to address the needs of the law enforcement and public safety markets. We believe we will be able to deploy our platform on a variety of cloud infrastructures and within varying geographic regions and countries, which will be necessary for our future international expansion.

Modular and Industry Specific Applications. The modular structure of our platform enables rapid development of applications that convert customer data into actionable insights relevant for different markets. We created and demonstrated the use cases for our media, politics and legal applications, which enable customers to solve difficult problems such as programmatic ad verification, track audience measurement correlations, and find, select, and edit long-form media content into short-form media shareable on social media. Our platform enables customers and developers to write applications on our platform that address specific customer use cases.

Our Growth Strategies

We plan to expand our market presence and business by pursuing the following growth strategies:

•	Expand Revenues and Gain Broad Market Acceptance for Our SaaS Solutions. We plan to use a portion of the proceeds of this offering to expand our sales and marketing capabilities and brand campaign to aggressively pursue wider recognition of our technology capabilities.

•	Increase Penetration in Existing Markets. We plan to continue to align with leading providers in our existing markets and enhance our relationships with them to expand our revenues and grow our SaaS offerings in such markets.

•	Expand into Other Vertical Markets. We plan to increase our investment in sales and marketing to drive greater awareness and adoption of our platform in other vertical markets.

•	Continue Significant Investment in our Technology Platform. We plan to continue to invest in enhancing our software capabilities and extending our platform to bring the power of contextual communications to a broader range of applications, with expanded functionality and capabilities.

•	Selectively Pursue Acquisitions and Strategic Investments. We plan to selectively pursue acquisitions and strategic investments in businesses and technologies that strengthen our platform, enhance our capabilities and/or expand our market presence in our core vertical markets.

Our Target Markets

While AI can be applied to a myriad of industries and functions, we have initially targeted a few key markets where audio and video data significantly impacts users’ operations.

•	Media. We initially applied our platform to our legacy media advertising business to help advertisers optimize their advertising budgets across media using near real-time ad verification and media analytics. We have expanded these capabilities to provide media owners and broadcasters the same visibility on ad placements and the effectiveness of their media campaigns via a Software-as-a-Service (SaaS) model.

•	Politics. Political parties, consultants, PACs, trade organizations, lobbyists, special interest groups and candidates can use our platform to search and analyze vast amounts of public and private media to quickly obtain valuable research on candidates’ positions and prior statements on key issues, to identify inconsistencies, to understand local sentiment and to assist in communications with voters.

•	Legal. Our VAIP provides a new dimension to the eDiscovery market, where the ability to analyze large amounts of audio and video data can play a critical role in litigation success. Our platform enables legal professionals to gain real-time access to analyze vast amounts of voice mails, video depositions, and other digital media at a fraction of the cost of other solutions.

•	Law Enforcement and Public Safety. This market reflects our most recently added vertical market. We have deployed our platform on Microsoft Azure’s secure government cloud to enable police and other government authorities to gain insight from the large and growing amount of data they accumulate on a daily basis, including from police body cameras, police car recorders, 911 audio tapes, surveillance cameras and a variety of other digital media technologies.

•	Other Vertical Markets. We are currently exploring the use of our platform for a variety of other markets, including commercial security and retail markets, to provide users with insight on the large volumes of data, such as security footage and CCTV system, produced by their operations.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties of which you should be aware before you decide to invest in our Class A common stock. These risks may prevent us from achieving our business objectives, and may materially and adversely affect our business, financial condition, results of operations and prospects. These risks are discussed in greater detail in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	Substantially all of our revenues are currently generated from advertising contracts with our media clients, and our effort to expand our SaaS licensing business may not succeed;

•	The artificial intelligence market represents a new and unproven opportunity of uncertain size, and it may decline or experience limited growth;

•	Our competitors may acquire third party technologies used by our platform, which could result in them blocking us from using the technology, increasing the cost of such technologies or offering such technologies for free to the public;

•	Our continuous access to public media may be restricted, disrupted or terminated, which would reduce the effectiveness of our platform;

•	We may not be able to develop a strong brand for our platform and increase market awareness of our Company and platform;

•	We may not be able to expand the capabilities of our proprietary Conductors to optimize our VAIP;

•	Our quarterly results may fluctuate significantly, which may negatively impact the value of our Class A common stock;

•	The success of our business depends on our ability to introduce new products and to expand within our current markets and into new markets in a cost-effective manner;

•	We currently generate significant revenue from a limited number of key customers and the loss of any of our key customers may harm our business;

•	We rely on third party providers (i) to operate our platform and handle any disruption of or interference with such service, and (ii) to develop cognitive engines and the related APIs for our site; and

•	The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements and may be relieved of other significant requirements that are otherwise generally applicable to other public companies that are not emerging growth companies. These exemptions include, but are not limited to:

•	reduced disclosure obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data in the registration statement on Form S-1, of which this prospectus is a part;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

•	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act), in the assessment of our internal control over financial reporting; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, we are deemed to be a large accelerated filer under rules of the Securities and Exchange Commission, or SEC, or we issue more than $1.0 billion of non-convertible debt over a three-year period. We have taken advantage of certain reduced reporting burdens in this registration statement, of which this prospectus is a part, and may elect to take advantage of some or all of the reduced reporting requirements in the future filings. As a result, the information contained herein and that we provide to our stockholders in the future may be different than the information you receive from other public companies in which you hold stock.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the Securities Act) for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

Channels for Disclosure of Information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, press releases and public conference calls and webcasts.

Company Information

We were incorporated as a Delaware corporation on June 13, 2014 under the name, Veritone Delaware, Inc., and changed our name to Veritone, Inc. on July 15, 2014. Our corporate headquarters are located at 3366 Via Lido, Newport Beach, California 92663. Our telephone number is (888) 507-1737. Our principal website address is www.veritone.com. The information on, or accessible through, any of our websites is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our Class A common stock.

THE OFFERING

Class A common stock offered by us	shares

Common stock to be outstanding after this offering(1):

Class A common stock	shares

Class B common stock	shares

Total common stock outstanding after this offering	shares

Underwriters’ option to purchase additional shares of Class A common stock from us

We have granted to the underwriters an option to purchase up to an additional shares of our Class A common stock, which is exercisable by the underwriters at any time within 30 days after the date of this prospectus.

Use of proceeds	We estimate that we will receive net proceeds from the sale of Class A common stock in this offering of approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of our Class A common stock), based on an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for us and our stockholders. We currently intend to use the net proceeds from this offering for working capital or other general corporate purposes, including funding our growth strategies discussed in this prospectus. These uses and growth strategies include investments (a) to expand our Veritone Artificial Intelligence Platform and enhance our technologies; and (b) to broaden our sales and marketing capabilities for our SaaS licensing business; however, we do not currently have any definitive or preliminary plans with respect to the use of proceeds for such purposes. In addition, we may use a portion of net proceeds of this offering to acquire or invest in complementary businesses, services, technologies or intellectual property rights. We do not have any agreements or commitments with respect to any such acquisitions or investments at this time. See “Use of Proceeds” for additional information.

Voting rights	Shares of Class A common stock are entitled to one vote per share. Shares of Class B common stock are entitled to 10 votes per share.

Holders of our Class B common stock and Class A common stock, which we collectively refer to as our common stock, will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. Each share of our Class B common stock will be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the earlier of (a) the third anniversary of the closing date of this offering, unless prior to such date the market capitalization of the Company has averaged more than $1 billion for a period of five trading days, or (b) the date the holders of two-thirds of our Class B common stock elect to convert the Class B common stock into Class A common stock.

Upon completion of this offering, the holders of our outstanding Class B common stock will hold approximately % of the voting power of our outstanding capital stock, with Chad and Ryan Steelberg, our founders, who are also executive officers and directors of our Company, controlling % of the voting power of our outstanding capital stock in the aggregate. These holders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to shares of our Class A common stock being offered for sale to our directors, officers, our employees and certain other parties related to the Company. We will offer these shares to the extent permitted under applicable regulations. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Dividend policy	We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore, we do not currently expect to pay any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. See “Dividend Policy.”

Proposed Nasdaq Capital Market symbol	“VERI”

Risk factors	Investing in shares of our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our Class A common stock.

Unless we specifically state otherwise, throughout this prospectus, the number of shares of our Class A common stock and our Class B common stock to be outstanding after this offering is based upon                  shares of our Class A common stock and 4,139,631 shares of our Class B common stock as of September 30, 2016, which assumes and/or gives effect to:

•	the filing and effectiveness of our Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, which will occur immediately prior to the consummation of this offering to redesignate our existing outstanding common stock as Class A common stock and to create a new class of common stock, the Class B common stock;

•	the planned draw down by us of the remaining $10.0 million available under the convertible promissory note issued on August 15, 2016 to Acacia Research Corporation (Acacia Note) in November 2016, and the conversion of the outstanding principal amount and all accrued interest under the entire $20 million Acacia Note into 2,458,650 shares of Class A common stock in December 2016, which reflects shares issued upon conversion of interest accrued through September 30, 2016, at a conversion price of $8.1653 per share. Additional interest will continue to accrue under the Acacia Note, and accordingly, the number of shares of Class A common stock issuable upon conversion of the Acacia Note will continue to increase until the actual date of its conversion;

•	the issuance of 3,749,124 shares of Class A common stock upon the exercise of the primary common stock purchase warrant issued to Acacia on August 15, 2016 (Acacia Primary Warrant) in December 2016 at an exercise price per share of $7.9817. To the extent the total amount of principal and interest under the Acacia Note exceeds $20 million, the shares issuable upon exercise of the Acacia Primary Warrant will decline;

•	the conversion of all of the shares of our Series A convertible preferred stock outstanding as of September 30, 2016 into 4,642,159 shares of Class B common stock immediately prior to the completion of this offering (which includes shares issued pursuant to liquidation preference accrued through September 30, 2016); and the immediate conversion of 502,528 of such shares of Class B common stock into Class A common stock upon the election of certain stockholders;

•	the conversion of all of the outstanding shares of our Series B convertible preferred stock outstanding as of September 30, 2016 into 3,667,507 shares of Class A common stock immediately prior to the completion of this offering (which includes shares issued pursuant to liquidation preference accrued through September 30, 2016);

•	the automatic conversion of all of our outstanding shares of Series A-1 preferred stock into shares of Series A preferred stock, which occurred on July 15, 2016;

•	no other issuances of options, warrants, convertible debt securities or shares of Class A common stock or Class B common stock after September 30, 2016, and no exercises of outstanding options or other warrants after September 30, 2016;

•	an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	the completion of a 1:[ ] reverse stock split of our Class A and Class B common stock to be effected in December 2016.

Unless we specifically state otherwise, the foregoing excludes the following:

•	1,546,280 shares of Class A common stock issuable upon exercise of stock options outstanding as of September 30, 2016 under our 2014 Stock Option/Stock Issuance Plan, as amended, or the 2014 Plan, at a weighted-average exercise price of $0.90 per share;

•	[ ] shares of Class A common stock that will be reserved as of the closing date of this offering for future issuance under our 2016 Stock Incentive Plan, or the 2016 Plan, which will be adopted immediately prior to the completion of this offering;

•	shares of Class A common stock that will be reserved for future issuance under our 2016 Employee Stock Purchase Plan, or the ESPP, which will be adopted immediately prior to the completion of this offering;

•	2,018,555 shares of Class A common stock issuable upon exercise of warrants outstanding as of September 30, 2016 at a weighted average exercise price of $7.41 per share; and

•	the exercise of the underwriters’ option to purchase up to an additional shares of Class A common stock from us.

The precise number of shares of our Class A and Class B common stock to be issued (a) upon conversion of all outstanding principal and accrued interest on the Acacia Note in December 2016, and (b) upon conversion of our convertible preferred stock upon the completion of this offering, will depend in part on the date on which such conversions are completed, because additional interest under the Acacia Note will continue to accrue at the rate of 6% per annum until the Acacia Note is converted, and the additional liquidation preference of our convertible preferred stock will continue to accrue at a rate of 8% per annum until the closing date of this offering. Accordingly, the number of shares of Class A and Class B common stock issuable upon conversion of the Acacia Note and our convertible preferred stock will continue to increase until their actual conversion.

Summary Consolidated Financial and Operating Data

You should read the following information together with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. The following tables set forth our summary consolidated financial data as of the dates and for the periods indicated below. The summary consolidated statements of operations data for the period from June 13, 2014 (inception) to December 31, 2014 and the year ended December 31, 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2015 and 2016, and the consolidated balance sheet data as of June 30, 2016 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods and the interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2016, or for any other period.

	Period from June 13, 2014 (Inception) to December 31, 2014	Year Ended December 31, 2015	Six Months Ended June 30,
			2015	2016
			(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenues	$4,553	$13,928	$5,919	$4,087
Cost of revenues	78	1,860	1,007	620

Gross profit	4,475	12,068	4,912	3,467
Operating expenses:
Sales and marketing	1,458	5,736	2,617	3,431
Research and development	1,540	5,104	1,899	3,131
General and administrative	3,934	7,018	2,977	6,820

Total operating expenses	6,932	17,858	7,493	13,382

Loss from operations	(2,457)	(5,790)	(2,581)	(9,915)
Other income (expense), net	6	85	7	(27)

Loss before provision for income taxes	(2,451)	(5,705)	(2,574)	(9,942)
Provision for income taxes	6	5	3	3

Net loss	$(2,457)	$(5,710)	$(2,577)	$(9,945)

Per Share Data:
Net loss per share, basic and diluted	$(0.87)	$(2.42)	$(0.95)	$(3.39)

Weighted average shares used to compute basic and diluted net loss per share	2,836,459	2,361,220	2,711,840	2,938,017
Pro forma net loss per share, basic and diluted (unaudited)(1)
Weighted average shares used to compute pro forma net loss per share, basic and diluted (unaudited)(1)

(footnotes on following page)

	As of June 30, 2016
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)(4)
	(in thousands)
Consolidated Balance Sheets Data (unaudited):
Cash and cash equivalents	$3,585	$	$
Working capital (deficit)	(8,594)
Total assets	17,073
Total liabilities	23,761
Total stockholders’ equity (deficit)	$(6,688)

(footnotes from prior page)

(1)	Pro forma basic and diluted net loss per common share and pro forma weighted average shares outstanding have been calculated assuming, as of the beginning of the applicable period: (a) the conversion of all of our outstanding Series A convertible preferred stock into an aggregate of 4,552,198 shares of our Class B common stock, and (b) the conversion of all of our outstanding Series B convertible preferred stock into an aggregate of 3,596,434 shares of our Class A common stock.

(2)	The pro forma column in the consolidated balance sheet data table above reflects (a) the conversion of all outstanding shares of Series A convertible preferred stock into an aggregate of 4,552,198 shares of Class B common stock immediately prior to the completion of this offering, which includes accrued liquidation preferences on such preferred stock through June 30, 2016; (b) the conversion of all outstanding shares of Series B convertible preferred stock into an aggregate of 3,596,434 shares of Class A common stock immediately prior to the completion of this offering, which includes accrued liquidation preferences on such preferred stock through June 30, 2016; (c) the conversion of the $20 million principal outstanding under the Acacia Note into an aggregate of 2,449,389 shares of Class A common stock in December 2016; (d) the issuance of 3,758,598 shares of Class A common stock upon exercise of the Acacia Primary Warrant in December 2016 at an exercise price per share of $7.9817; and (e) filing of our amended and restated certificate of incorporation with the Delaware Secretary of State, which will occur immediately prior to the completion of this offering, to redesignate our existing outstanding common stock as Class A common stock and to create a new class of common stock, the Class B common stock. The liquidation preference on the convertible preferred stock and the interest on the Acacia Note will continue to accrue until the actual date of the conversion of the convertible preferred stock and the Acacia Note. As such, additional shares of Class A common stock will be issued as of the date of such conversions.

(3)	The pro forma as adjusted column in the consolidated balance sheet data table above gives effect to (a) the pro forma adjustments referred to in footnote 2 above; (b) the sale and issuance by us of shares of our Class A common stock in this offering, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	The pro forma as adjusted information presented in the summary consolidated balance sheet data above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, total liabilities and total stockholders’ equity (deficit) by approximately $ assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) each of cash and cash equivalents, total assets, total liabilities and total stockholders’ equity (deficit) by approximately $ .

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business, Industry and Financial Condition

Substantially all of our revenues are currently generated from advertising contracts with our media clients, and our effort to expand our SaaS licensing business may not succeed.

In 2014 and 2015, substantially all of our revenues were advertising-related revenues generated from media placement services performed under advertising contracts with our media clients. We typically receive a percentage of the total advertising placement by these customers with selected media sources. We did not commence licensing of our VAIP until April 2015, and SaaS licensing revenue from our VAIP was only $41,000 in the year ended December 31, 2015 and $112,700 for the six months ended June 30, 2016. In order for us to grow our business and achieve profitability, we must expand our revenue base by ramping up our SaaS licensing business and entering into additional licensing agreements. However, we are currently in the early stage of developing our SaaS licensing business, and there is no guarantee that we will succeed.

Many factors may adversely affect our ability to establish a viable and profitable SaaS licensing business, including but are not limited to:

•	Failure to add additional cognitive engines with sufficient levels of capability into our platform (or difficulties in integrating any such cognitive engines), or loss of access to such engines;

•	Inability to expand the automation capabilities of our conductor to other types of cognitive engines;

•	Failure to add additional market-specific capabilities and analytics for each of our vertical markets;

•	Failure to articulate the perceived benefits of our solution, or failure to persuade clients that such benefits justify the additional cost over single cognitive engine solutions;

•	Introduction of competitive offerings by larger, better financed and more well-known companies;

•	Failure to provide adequate customer support;

•	Long sales cycles for customers in the government and law enforcement markets;

•	Failure to generate broad customer acceptance of or interest in our solutions;

•	Increases in costs or lack of availability of certain cognitive engines;

•	Challenges in operating our VAIP on secure government cloud platforms;

•	Higher data storage and computing costs; and

•	Difficulties in adding technical capabilities to our platform and ensuring future compatibility of additional third party providers.

If we fail to develop a successful SaaS licensing business, or if we are unable to ramp up our SaaS operations in a timely manner or at all, our business, results of operations and financial condition will suffer and you may lose all or part of your investment in this offering.

The artificial intelligence market is new and unproven, and it may decline or experience limited growth, which would adversely affect our ability to fully realize the potential of our platform.

The artificial intelligence market is relatively new and unproven and is subject to a number of risks and uncertainties. We believe that our future success will depend in large part on the growth of this market. The utilization of our platform by customers is still relatively new, and customers may not recognize the need for, or benefits of, our platform, which may prompt them to decide to adopt alternative products and services to satisfy their cognitive computing search and analytics requirements. In order to expand our business and extend our market position, we intend to focus our marketing and sales efforts on educating customers about the benefits and technological capabilities of our VAIP and the application of our platform to the specific needs of customers in different market verticals. Our ability to expand the market that our platform addresses depends upon a number of factors, including the cost, performance and perceived value of our platform. Market opportunity estimates are subject to significant uncertainty and are based on assumptions and estimates, including our internal analysis and industry experience. Assessing the market for our SaaS solutions in each of the vertical markets we are competing in, or are planning to compete in, is particularly difficult due to a number of factors, including limited available information and rapid evolution of the market. The market for our VAIP or AI cognitive computing in general may fail to grow significantly or be unable to meet the level of growth expected by us. As a result, we may experience significant reduction in demand for our products and services due to lack of customer acceptance, technological challenges, competing products and services, decreases in spending by current and prospective customers, weakening economic conditions and other causes. If our market does not experience significant growth or demand for our platform decreases, then our business, results of operations and financial condition will be adversely affected.

We rely on third parties to develop cognitive engines for our platform and to create the related Application Program Interfaces, or APIs.

A key element of our VAIP is the ability to incorporate and integrate cognitive engines developed by multiple third-party vendors into a single, open platform, and we plan to increase the number of third-party engines incorporated into our platform in order to enhance the performance and power of our VAIP. As we become increasingly dependent on third-party developers for new cognitive engines, we may encounter difficulties in identifying additional high-quality engines and entering into agreements for their inclusion in our ecosystem on acceptable terms or at all, as well as in coordinating and integrating their technologies into our system. We may incur additional costs to modify and adjust existing functionalities of our platform to accommodate multiple classes of third-party engines, without the assurance that such cost can be recouped by the additional revenues generated by the new capabilities. As our platform becomes more complex due to the inclusion of various third-party engines, we may not be able to integrate them smoothly or in a timely manner due to a number of factors, including incompatible software applications, lack of cooperation from developers, insufficient internal technical resources, and the inability to secure the necessary licenses or legal authorizations required. In addition, we currently use third-party providers to create the APIs to integrate such third party cognitive engines in order to make such services available through our platform. We plan to require such third party developers to create such APIs and will be dependent in part upon their ability to do so effectively and quickly. We may not have full control over the quality and performance of third-party providers, and therefore, any unexpected deficiencies or problems arising from these third-party providers may cause significant interruptions of our platform. The failure of third party developers to integrate their engines seamlessly into our platform and/or provide reliable, scalable services may impact the reliability of our platform and harm our reputation and business, results of operations and financial conditions.

Our competitors may acquire third party technologies, which could result in them blocking us from using the technology in our platform, offering it for free to the public or making it cost prohibitive for us to continue to incorporate their technologies in our platform.

Our success depends on our ability to attract and incorporate the leading cognitive engines into our platform. If any third party acquires a cognitive engine that is integral to our platform, they may preclude us from using it as a component of our platform or make it more expensive for us to utilize such engine. It is also possible that a third party acquirer of such technology could offer the engines and technologies to the public as a free add-on capability, in which case our customers would have less incentive to pay us for the use of our platform. If a key third party technology becomes unavailable to us or is impractical for us to continue to use, the functionality of our platform could be interrupted and our expenses could increase as we search for an alternative technology. As a result, our business, results of operations and financial condition could be adversely affected through the loss of customers, reputational harm and/or from increased operating costs.

Our continuous access to public media may be restricted, disrupted or terminated, which would reduce the effectiveness of our platform.

The success of our VAIP depends substantially on our ability to continuously ingest and process large amounts of data available in the public media, and any interruption to our free access to such public media will adversely affect the performance and quality of our platform. While we have not encountered any significant disruption of such access to date, there is no guarantee that this trend will continue without costs. Public media sources may change their policies to restrict access or implement procedures to make it more difficult or costly for us to maintain access. Free access to certain public media has also been challenged in courts as a potential violation of laws. In a recent case, Fox News v. TVEyes, Fox News filed a lawsuit against a media-monitoring service company for alleged violation of copyright laws based on such company’s downloading and sharing of content. The current case is pending at the Court of Appeals for the Second Circuit. If the Court overturns the lower court decision, or other broadcasters pursue similar legal actions, our ability to continue free access to some or all public media could be limited or eliminated entirely, which will severely reduce the effectiveness and capabilities of our aiP and cause us to lose customers. If we are unable to continue to free access to public media, it will significantly reduce our online media library and the capability and quality of our VAIP platform. Furthermore, we may be forced to pay significant fees to public media sources in order to maintain access, which would adversely affect our financial condition and results of operations.

If we are not able to develop a strong brand for our platform and increase market awareness of our Company and our VAIP, then our business, results of operations and financial condition may be adversely affected.

We believe that the success of our VAIP will depend in part on our ability to develop a strong brand identity for “Veritone” and our “Veritone Artificial Intelligence Platform” service marks and to increase the market awareness of our VAIP and its capabilities. The successful promotion of our brand will depend largely on our continued marketing efforts and our ability to offer high quality cognitive engines on our platform and ensure that the technology operates seamlessly for our customers. We also believe that it is important for us to be thought leaders in the AI-based cognitive computing market. Our brand promotion and thought leadership activities may not be successful or produce increased revenue. In addition, independent industry analysts often provide reviews of our platform and result in competing products and services, which may significantly influence the perception of our platform in the marketplace. If these reviews are negative or not as positive as reviews of our competitors’ products and services, then our brand may be harmed.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our industry becomes more competitive and as we seek to expand into new markets. These higher expenditures may not result in any increased revenue or incremental revenue that is sufficient to offset the higher expense levels. If we do not successfully maintain and enhance our brand, then our business may not grow, we may see our pricing power reduced relative to competitors and we may lose customers, all of which would adversely affect our business, results of operations and financial condition.

We expect that our brand and reputation may also be affected by customer reviews and reactions, including review and feedback through online social media channels. We must consistently provide high quality services to ensure our customers have a positive experience using our platform. If customers complain about our services, or if we do not handle customer complaints effectively, or if we cannot generate positive reviews and commentaries on social media channels, then our brand and reputation may suffer, and our customers may lose confidence in us and reduce or cease their use of our platform.

We may not be able to expand the capabilities of our proprietary Conductor technology to optimize our AI platform.

We recently enhanced the performance of our VAIP by adding our proprietary Conductor technology, which automates the selection of cognitive engines available on our platform within a class from the engines available on our platform. Our Conductor technology is designed to optimize data processing for performance, cost, and speed by choosing the best cognitive engine to deploy to generate the best results for each individual search. Our Conductor technology currently only works with transcription engines. While we are working on expanding our Conductor technology to other cognitive classes, we cannot guarantee that such expansion will be completed on a timely basis, or at all. We may not be able to develop the technology to effectively and quickly navigate and process multiple complex classes of cognitive engines, particularly those developed by third parties. Even if we are able to do so, we may not be able to develop Conductors that achieve the expected speed, performance and quality, which would have an adverse effect on our customer experience and satisfaction. In addition, we expect to incur significant costs in the development and deployment of our proprietary conductors, and if we cannot achieve our expected performance goals and economic benefits, it will have an adverse effect on our financial condition and results of operations.

Our quarterly results may fluctuate significantly and period-to-period comparisons of our results may not be meaningful.

Our quarterly results, including the levels of our revenue, our operating expenses and other costs, and our operating margins, may fluctuate significantly in the future, and period-to-period comparisons of our results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of our future performance. In addition, our quarterly results may not fully reflect the underlying performance of our business.

Factors that may cause fluctuations in our quarterly results include, but are not limited to:

•	our ability to retain our existing customers, and to expand adoption and utilization of our VAIP by our existing customers;

•	our ability to attract new customers, the type of customers we are able to attract, the size and needs of their businesses, and the cost of acquiring these new customers;

•	variations in the timing of licensing revenues from our SaaS solutions as a result of trends impacting our target vertical markets;

•	the timing and market acceptance of our SaaS solutions and other products introduced by us and our competitors;

•	changes in our pricing policies or those of our competitors;

•	the timing of our recognition of revenue, and the mix of our revenues during the period;

•	the amount and timing of operating expenses and other costs related to the maintenance and expansion of our business, infrastructure and operations;

•	the amount and timing of operating expenses and other costs associated with assessing or entering new vertical markets;

•	the amount and timing of operating expenses and other costs related to the development or acquisition of businesses, services, technologies or intellectual property rights;

•	the timing and impact of security breaches, service outages or other performance problems with our technology infrastructure and software solutions;

•	the timing and costs associated with legal or regulatory actions;

•	changes in the competitive dynamics of our industry, including consolidation among competitors, strategic partners or customers;

•	loss of our executive officers or other key employees;

•	industry conditions and trends that are specific to the vertical markets in which we sell or intend to sell our SaaS solutions; and

•	general economic and market conditions.

Fluctuations in quarterly results may negatively impact the value of our Class A common stock, regardless of whether they impact or reflect the overall performance of our business. If our quarterly results fall below the expectations of investors or any securities analysts who follow our stock, or below any guidance we may provide, the price of our Class A common stock could decline substantially.

If we are not able to enhance or introduce new products that achieve market acceptance and keep pace with technological developments, our business, results of operations and financial condition could be harmed.

Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to enhance and improve our platform, increase adoption and usage of our products and introduce new products and features, including products and services designed for a mobile user environment. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, actual performance quality, market-accepted pricing levels and overall market acceptance and demand. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain defects, may have interoperability difficulties with our platform or may not achieve the market acceptance necessary to generate significant revenue. If we are unable to successfully enhance our existing platform and capabilities to meet evolving customer requirements, increase adoption and usage of our platform, develop new products, or if our efforts to increase the usage of our products are more expensive than we expect, then our business, results of operations and financial condition could be harmed.

The success of our business depends on our ability to expand into new vertical markets and attract new customers in a cost-effective manner.

In order to grow our business, we plan to drive greater awareness and adoption of our VAIP from enterprises across new vertical markets, including Law Enforcement, Retail and eDiscovery. We intend to increase our investment in sales and marketing, as well as in technological development, to meet evolving customer needs in these markets. There is no guarantee, however, that we will be successful in gaining new customers from any or all of these markets. We have limited experience in marketing and selling our products and services in these new markets, which may present unique and unexpected challenges and difficulties that are not present in our current business operations. For example, in order for us to offer products and services to customers in the law enforcement industries, we will be required to deploy our platform to operate in Microsoft Azure’s secure government cloud environment in order to enable our customers to maintain compliance with applicable regulations that govern the use of law enforcement data and privacy concerns. However, due to the secure nature of the Azure government cloud, we may not be able to perform fully all functionalities and features of our VAIP or make available all of the third party cognitive engines within our non-government cloud platform ecosystem, which may limit or reduce the performance and quality of our services. Furthermore, we may incur additional costs to modify our current platform to conform to Azure’s requirements, and we may not be able to generate sufficient revenue to offset these costs.

We use a variety of marketing channels to promote our products and platform, such as digital, print and social media advertising, email campaigns, industry events and public relations. If the costs of the marketing channels we use increase dramatically, then we may choose to use alternative and less expensive channels, which may not be as effective as the channels we currently use. As we add to or change the mix of our marketing strategies, we may need to expand into more expensive channels than those we are currently in, which could adversely affect our business, results of operations and financial condition. As part of our strategy to penetrate the new vertical markets, we will incur marketing expenses before we are able to recognize any revenue in such markets, and these expenses may not result in increased revenue or brand awareness. We have made in the past, and may make in the future, significant expenditures and investments in new marketing campaigns, and we cannot assure you that any such investments will lead to the cost-effective acquisition of additional customers. If we are unable to maintain effective marketing programs, then our ability to attract new customers or enter into new vertical markets could be adversely affected.

We currently generate significant revenue from a limited number of key customers and the loss of any of our key customers may harm our business, results of operations and financial results.

Our ten largest customers by revenue accounted for approximately 81.0% and 78.5% of our net revenue in 2015 and 2014, respectively, and 74.0% of our net revenue in the six months ended June 30, 2016. If any of our key customers decides not to renew its contract with us or renews on less favorable terms, or if any such customer decides to develop its own platform, our business, revenue and reputation could be materially and adversely affected.

For example, our two largest customers by revenue, LifeLock and DraftKings, collectively accounted for approximately 42.7% and 40.3% of our net revenue in 2015 and 2014, respectively, but only 2.0% of our revenue in the first six months of 2016. In September 2015, our agreement with LifeLock was terminated, which contributed to the year-over-year reduction in our revenue in the first six months of 2016. Furthermore, as a result of certain legal proceedings in which it was involved, DraftKings reduced its marketing spend in 2016, and our revenues related to our agreement with DraftKing declined significantly. If we lose business with additional key customers, and are not able to gain additional customers or sell more products to offset the reduction of revenues from those key customers, our business, results of operations on a financial condition would be harmed.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and operating results.

Our continued growth depends in part on the ability of customers to access our VAIP at any time and within an acceptable amount of time. We have experienced, and may in the future experience, disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new applications and functionality, software errors and defects, capacity constraints due to an increasing number of users accessing our platform simultaneously, or security related incidents. In addition, from time to time we may experience limited periods of server downtime due to server failure or other technical difficulties (as well as maintenance requirements). Because we also incorporate diverse software and hosted services from many third party vendors, we may encounter difficulties and delays in integrating and synthesizing these applications and programs, which may cause downtimes or other performance problems. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our platform becomes more complex and our user traffic increases. If our platform is unavailable or if our users are unable to access our platform within a reasonable amount of time, or at all, our business would be adversely affected and our brand could be harmed. In the event of any of the factors described above, or certain other failures of our infrastructure, customer or consumer data may be permanently lost. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, customers and consumers may cease to use our platform and our business and operating results may be adversely affected.

Our business depends on customers increasing their use of our platform, and we may experience loss of customers or decline in their use of our platform.

Our ability to grow and generate revenue depends, in part, on our ability to maintain and grow our relationships with existing customers and convince them to increase their usage of our platform. If our customers do not increase their use of our platform, then our revenue may not grow and our results of operations may be harmed. Our revenue model for advertising contracts is generally structured as a percentage of the total fees for the advertisement. If our customers reduce their spending on placement of advertisements with media vendors, or if they decide to use other marketing or selling strategies, we will experience a decline in our revenue. In addition, certain of our SaaS licensing contracts include a usage-based license fee that is based upon our customers’ level of usage of our platform’s cognitive engines. We cannot accurately predict customers’ usage levels and the loss of customers or reductions in their usage levels of our platform may each have a negative impact on our business, results of operations and financial condition. If a significant number of customers cease using, or reduce their usage of our platform, then we may be required to spend significantly more on sales and marketing than we currently plan to spend in order to maintain or increase revenue from customers. Such additional sales and marketing expenditures could adversely affect our business, results of operations and financial condition. Most of our customers do not have long-term contractual financial commitments to us and, therefore, most of our customers may reduce or cease their use of our platform at any time without penalty or termination charges.

We rely upon Joyent, Amazon Web Services, Iron.io and Microsoft Azure to operate our platform, and any disruption of or interference with our use of such third party services would adversely affect our business operations.

Historically, we have used Joyent to host our VAIP and Amazon Web Services (AWS) for our storage needs. We also utilize Iron.io for certain computing processes related to our aiP services. Users of our platform need to be able to access our platform at any time, without interruption or degradation of performance. Joyent, Iron.io and AWS run their own platform that we access, and we are, therefore, vulnerable to service interruptions at Joyent, Iron.io and AWS. We do not have full control over the operation of Joyent, Iron.io or AWS and we may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, if our security, or that of Joyent, Iron.io or AWS, is compromised, our platform is unavailable to our customers, or our customers are unable to use our platform within a reasonable amount of time or at all, then our business, results of operations and financial condition could be adversely affected. In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers.

Joyent, Iron.io and AWS provide us with hosting, computing and storage capacity pursuant to individual agreements with each of them that may be cancelled by providing 30 days prior written notice, and in some cases, the agreements can be terminated immediately for cause without notice. While we have recently launched our platform to run on Microsoft’s Azure secure government cloud, most of our users are using our VAIP on Joyent. Given the short term nature of our arrangements, we could experience interruptions on our platform and in our ability to make our platform available to customers, as well as delays and additional expenses in arranging alternative cloud infrastructure services.

While we have modified our platform to work on Microsoft’s Azure secure government cloud, the secure nature of this secure government cloud limits certain of our features on our platform, which could impact a user’s experience on our site and may make it harder to achieve broad market acceptance for our platform.

Any of the above circumstances or events may harm our reputation, cause customers to stop using our platform, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations and financial condition.

The security of our platform, networks or computer systems may be breached, and any unauthorized access to our customer data will have an adverse effect on our business and reputation.

The use of our platform involves the storage, transmission and processing of our clients’ private data as well as public media, and this private media may contain confidential and proprietary information of our client or other personal or identifying information regarding our clients, their employees or other persons. Individuals or entities may attempt to penetrate our network or platform security, or that of our third party hosting and storage providers, and could gain access to our clients’ private media, which could result in the disclosure or misappropriation of proprietary or confidential information of our clients’ or their customers, employees and business partners. If any of our clients’ private media is leaked or obtained by others without authorization, it could harm our reputation, we could be exposed to civil and criminal liability, and we may lose our ability to access private media information, which will adversely affect the quality and performance of our platform.

In addition, our platform may be subject to computer malware, viruses and computer hacking, fraudulent use attempts and phishing attacks, all of which have become more prevalent in our industry. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain the performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our customers may harm our reputation and our ability to retain existing customers and attract new users.

While we have implemented procedures and safeguards that are designed to prevent security breaches and cyber-attacks, there is no guarantee that they will be able to protect against all attempts to breach our systems, and we may not become aware in a timely manner of any such security breach. Unauthorized access to or security breaches of our platform, network or computer systems, or those of our technology service providers or third party cognitive engines, could result in the loss of business, reputational damage, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, civil and criminal penalties for violation of applicable laws, regulations or contractual obligations, and significant costs, fees and other monetary payments for remediation. If customers believe that our platform does not provide adequate security for the storage of sensitive information or its transmission over the Internet, our business will be harmed. Customers’ concerns about security or privacy may deter them from using our platform for activities that involve personal or other sensitive information.

If we are not able to compete effectively, our business and operating results will be harmed.

While the market for audio and video search platforms is still in the early stages of development, we do face competition from various sources, including large, well-capitalized technology companies such as Google and IBM. These competitors may have better brand name recognition, greater financial and engineering resources and larger sales teams than we have. As a result, these competitors may be able to develop and introduce competing solutions that may have greater capabilities than ours or that are able to achieve greater customer acceptance, and they may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. In addition, we may also compete with smaller third-party developers of cognitive engines, who may develop their own platforms that perform similar services as our VAIP. We expect that competition will increase and intensify as we continue to expand our serviceable markets and improve our platform and services. Increased competition is likely to result in pricing pressures, which could negatively impact our sales, profitability and market share.

Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our software solutions.

Our business model contemplates that we will process both public media and our clients’ private media. Our customers may store and/or transmit a significant amount of personal or identifying information through our platform. Privacy and data security have become significant issues in the United States and in other jurisdictions where we may offer our software solutions. The regulatory framework relating to privacy and data security issues worldwide is evolving rapidly and is likely to remain uncertain for the foreseeable future. Federal, state and foreign government bodies and agencies have in the past adopted, or may in the future adopt, laws and regulations regarding the collection, use, processing, storage and disclosure of personal or identifying information obtained from customers and other individuals. In addition to government regulation, privacy advocates and industry groups may propose various self-regulatory standards that may legally or contractually apply to our business. Because the interpretation and application of many privacy and data security laws, regulations and applicable industry standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices. As we expand into new jurisdictions or verticals, we will need to understand and comply with various new requirements applicable in those jurisdictions or verticals.

To the extent applicable to our business or the businesses of our customers, these laws, regulations and industry standards could have negative effects on our business, including by increasing our costs and operating expenses, and delaying or impeding our deployment of new core functionality and products. Compliance with these laws, regulations and industry standards requires significant management time and attention, and failure to comply could result in negative publicity, subject us to fines or penalties, or result in demands that we modify or cease existing business practices. In addition, the costs of compliance with, and other burdens imposed by, such laws, regulations and industry standards may adversely affect our customers’ ability or desire to collect, use, process and store personal information using our software solutions, which could reduce overall demand for them. Even the perception of privacy and data security concerns, whether or not valid, may inhibit market acceptance of our software solutions in certain verticals. Furthermore, privacy and data security concerns may cause our customers’ clients, vendors, employees and other industry participants to resist providing the personal information necessary to allow our customers to use our applications effectively. Any of these outcomes could adversely affect our business and operating results.

Failure to manage our growth effectively could increase our expenses, decrease our revenue and prevent us from implementing our business strategy.

Our ability to scale our business and achieve profitability requires substantial growth, which will put a strain on our business. To manage this and our anticipated future growth effectively, we must continue to maintain and enhance our platform and information technology infrastructure, as well as our financial and accounting systems and controls. We also must attract, train and retain a significant number of qualified software developers and engineers, technical and management personnel, sales and marketing personnel, customer support personnel and professional services personnel. Failure to effectively manage our rapid growth could lead us to over-invest or under-invest in development and operations, result in weaknesses in our platform, systems or controls, give rise to operational mistakes, losses, loss of productivity or business opportunities and result in loss of employees and reduced productivity of remaining employees. Our growth could require significant capital expenditures and might divert financial resources from other projects such as the development of new products and services. If our management is unable to effectively manage our growth, our expenses might increase more than expected, our revenue could decline or might grow more slowly than expected, and we might be unable to implement our business strategy. The quality of our products and services might suffer, which could negatively affect our reputation and harm our ability to retain and attract customers.

We may pursue the acquisition of other companies, businesses or technologies, which could be expensive, divert our management’s attention, and/or fail to achieve the expected benefits.

As part of our expansion strategy, we may in the future seek to acquire businesses, services, technologies or intellectual property rights that we believe could complement, expand or enhance the features and functionality of our platform and our technical capabilities, broaden our service offerings, or offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not such acquisitions are consummated. Acquisitions also could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results and financial condition. In addition, we may experience difficulties in integrating the acquired personnel, operations, and/or technologies successfully or effectively managing the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business and may incur unanticipated costs and liabilities in connection with any such acquisitions.

Any failure to offer high-quality customer support may adversely affect our relationships with our customers.

Our ability to retain existing customers and attract new customers depends on our ability to maintain a consistently high level of customer service and technical support. Our customers depend on our service support team to assist them in utilizing our platform effectively and to help them to resolve issues quickly and to provide ongoing support. If we are unable to hire and train sufficient support resources or are otherwise unsuccessful in assisting our customers effectively, it could adversely affect our ability to retain existing customers and could prevent prospective customers from adopting our platform. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support to compete with changes in the support services provided by our competitors. Increased demand for customer support, without corresponding revenue, could increase our costs and adversely affect our business, results of operations and financial condition. Our sales are highly dependent on our business reputation and on positive recommendations from customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation, business, results of operations and financial condition.

We are in the process of expanding our international operations, which exposes us to significant risks.

We are planning to expand internationally to increase our revenue from customers outside of the United States as part of our growth strategy. We expect, in the future, to open foreign offices and hire employees to work at these offices in order to reach new customers and gain access to additional technical talent. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in the United States. Because of our limited experience with international operations as well as developing and managing sales in international markets, our international expansion efforts may not be successful.

In addition, we will face risks in doing business internationally that could adversely affect our business, including, but not limited to:

•	the difficulty of managing and staffing international operations and the increased operating, travel, infrastructure and legal compliance costs associated with numerous international locations;

•	our ability to effectively price our products in competitive international markets;

•	the need to adapt and localize our products for specific countries;

•	the need to offer customer support in various languages;

•	difficulties in understanding and complying with U.S. laws, regulations and customs relating to U.S. companies operating in foreign jurisdictions;

•	difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions, particularly in the areas of data privacy and personal privacy;

•	difficulties with differing technical and environmental standards, data privacy and telecommunications regulations and certification requirements outside the United States, which could prevent customers from deploying our products or limit their usage;

•	more limited protection for intellectual property rights in some countries; and

•	political or social unrest or economic instability in a specific country or region in which we operate.

Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition.

We may be sued by third parties for alleged infringement of their proprietary rights, which could adversely affect our business, results of operations and financial condition.

There is considerable patent and other intellectual property development activity in our industry. Our future success depends, in part, on not infringing the intellectual property rights of others. In the future, we may receive claims from third parties, including our competitors, alleging that our platform and underlying technology infringe or violate such third party’s intellectual property rights, and we may be found to be infringing upon such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering some portion of our platform, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses or modify our platform, which could further exhaust our resources. Patent infringement, trademark infringement, trade secret misappropriation and other intellectual property claims and proceedings brought against us, whether successful or not, could harm our brand, business, results of operations and financial condition. Litigation is inherently uncertain, and any judgment or injunctive relief entered against us or any adverse settlement could negatively affect our business, results of operations and financial condition. In addition, litigation can involve significant management time and attention and be expensive, regardless of the outcome. During the course of litigation, there may be announcements of the results of hearings and motions and other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the trading price of our Class A common stock may decline.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws of the United States and foreign jurisdictions so that we can prevent others from using our inventions and proprietary information. As of June 30, 2016, in the United States, we had eight issued patents, which expire between 2028 and 2031, and had 40 patent applications pending for examination and one pending provisional application. As of such date, we also had 25 patent applications pending for examination in foreign jurisdictions, all of which are related to our U.S. patents and patent applications. There can be no assurance that we will be issued any additional patents or that any patents that have been issued or that may be issued in the future will provide significant protection for our intellectual property. In addition, as of June 30, 2016, we had two registered trademarks in the United States, and we have filed applications to register several additional marks. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected.

We cannot assure you that the particular forms of intellectual property protection that we seek, or our business decisions about when to file patent applications and trademark applications, will be adequate to protect our business. We could be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, results of operations and financial condition. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant’s own intellectual property. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation.

We also rely, in part, on confidentiality agreements with our business partners, employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods. These agreements may not effectively prevent disclosure of our confidential information, and it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently without our having an adequate remedy for unauthorized use or disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

In addition, the laws of some countries do not protect intellectual property and other proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase.

We cannot be certain that our means of protecting our intellectual property and proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, results of operations and financial condition could be adversely affected.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our Chief Executive Officer, Chad Steelberg, our President of Veritone Media, Inc., Ryan Steelberg, and our other executive officers. We rely on our leadership team in the areas of strategy and implementation, research and development, operations, security, marketing, sales, support, and general and administrative functions. We do not currently have any employment agreements with our executive officers that require them to continue to work for us for any specified period, and, therefore, they could terminate their employment with us at any time. The loss of Chad Steelberg or Ryan Steelberg, or one or more of the members of our management team could adversely impact our business and operations, and could disrupt our relationships with our key customers.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. We believe that there is, and will continue to be, intense competition for highly skilled management, technical, sales and other personnel with experience in our industry. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. If we are unable to retain and motivate our existing employees and attract qualified personnel to fill key positions, we may be unable to manage our business effectively, including the development, marketing and sale of our products, which could adversely affect our business, results of operations and financial condition. To the extent we hire personnel from competitors, we also may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

Volatility in, or lack of performance of, our stock price may also affect our ability to attract and retain key personnel. Many of our key personnel are, or will soon be, vested in a substantial amount of shares of common stock or stock options. Employees may be more likely to terminate their employment with us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the trading price of our Class A common stock. If we are unable to retain our employees, our business, results of operations and financial condition could be adversely affected.

Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our products.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communications and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our products and platform in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, or result in reductions in the demand for Internet-based products and services such as our platform. In addition, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by “viruses”, “worms”, and similar malicious programs. If the use of the Internet is reduced as a result of these or other issues, then demand for our products could decline, which could adversely affect our business, results of operations and financial condition.

We have a limited operating history, which makes it difficult to evaluate our current business and future prospects and increases the risk of your investment.

We were founded in 2014 and launched our platform in April 2015. As a result of our limited operating history, our ability to forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for future growth. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as:

•	market acceptance of our platform and new products;

•	reliability and scalability of our platform and services;

•	adding new customers and new vertical markets;

•	retention of customers;

•	the successful expansion of our business;

•	competition;

•	our ability to control costs, particularly our operating expenses;

•	network outages or security breaches and any associated expenses;

•	executing acquisitions and integrating acquired businesses, technologies, services, products and other assets; and

•	general economic and political conditions.

If we do not address these risks successfully, our business, results of operations and financial condition may be adversely affected.

We have had a history of losses and we may be unable to achieve or sustain profitability.

We experienced net losses of $5.7 million and $2.5 million in 2015 and 2014, respectively, and a net loss of $9.9 million in the six months ended June 30, 2016. We cannot predict if we will achieve profitability in the near future or at all. We expect to continue to expend substantial financial and other resources on, among other things:

•	investments to expand and enhance our platform and technology infrastructure, make improvements to the scalability, availability and security of our platform, and develop new products;

•	sales and marketing, including expanding our direct sales organization and marketing programs, and expanding our programs directed at increasing our brand awareness among current and new customers;

•	hiring additional employees;

•	expansion of our operations and infrastructure, both domestically and internationally; and

•	general administration, including legal, accounting and other expenses related to being a public company.

These investments may not result in increased revenue or growth of our business. We cannot assure you that we will be able to generate revenue sufficient to offset our expected cost increases and planned investments in our business and platform. As a result, we may incur significant losses for the foreseeable future, and may not be able to achieve and sustain profitability. If we fail to achieve and sustain profitability, then we may not be able to achieve our business plan, fund our business, or continue as a going concern.

We may require additional capital to support our business, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business and may require additional funds. In particular, we may seek additional funds to develop new products and enhance our platform, expand our operations, including our sales and marketing organizations and our presence outside of the United States, improve our infrastructure or acquire complementary businesses, technologies, services, products and other assets. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A and Class B common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements and to respond to business challenges could be significantly impaired, and our business, results of operations and financial condition may be adversely affected.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.

Our corporate headquarters are located in Southern California, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or a flood, occurring at our headquarters, at one of our other facilities or where a business partner is located could adversely affect our business, results of operations and financial condition. Further, if a natural disaster or man-made problem were to affect Joyent, Iron.io and/or AWS, our network service providers or Internet service providers, this could adversely affect the ability of our customers to use our products and platform. In addition, natural disasters and acts of terrorism could cause disruptions in our or our customers’ businesses, national economies or the world economy as a whole. We also rely on our network and third-party infrastructure and enterprise applications and internal technology systems for our engineering, sales and marketing and operations activities. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, results of operations and financial condition.

Risks Related to This Offering, the Ownership of Our Securities and Our Public Company Operation

There has been no prior public market for our Class A common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our Class A common stock or any of our securities. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to both raise capital by selling shares of Class A common stock and acquire other complementary business, technologies, services or products by using our shares of Class A common stock as consideration.

We plan to apply to list our Class A common stock on the NASDAQ Capital Market (“NASDAQ”). If we fail to satisfy NASDAQ’s continued listing standards, we could be delisted, which would negatively impact the price of our Class A common stock.

The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering.

Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Following this offering, our two founders, who are also directors and executive officers, will beneficially own an aggregate of 4,139,631 shares of Class B common stock and 3,634,335 shares of Class A common stock (based on accrued liquidation preferences through September 30, 2016), representing approximately 80.5% of the voting power of our capital stock. Because of the 10-to-one voting ratio between our Class B common stock and our Class A common stock, these holders of our Class B common stock, if they act collectively, will continue to control a majority of the combined voting power of our common stock and therefore, be able to control all matters submitted to our stockholders for approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. See the section titled “Description of Capital Stock—Anti-Takeover Provisions” for additional information.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders each holding more than 5% of our common stock, collectively, will control approximately     % of our voting securities. As a result, these stockholders, if they act together, will be able to control the management and affairs of our Company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

As a result of the investment by Acacia in August 2016, and the subsequent conversion of the Acacia Note and exercise of the Acacia Primary Warrant in December 2016, Acacia will become one of our major stockholders. In December 2016, (i) we will issue to Acacia an aggregate of 2,458,650 shares of our Class A common stock upon conversion of all outstanding principal and accrued interest under the $20 million Acacia Note (which includes accrued interest through September 30, 2016), and (ii) we will issue to Acacia an additional 3,749,124 shares of our Class A common stock upon exercise in full of the Acacia Primary Warrant. In addition, upon completion of the foregoing conversion and exercise, Acacia will hold warrants to purchase an aggregate of 1,606,185 shares of our Class A common stock at a weighted average exercise price of $8.07 per share that are exercisable immediately. As a result, Acacia will beneficially own approximately 12.6% of the total voting power of our capital stock. Furthermore, pursuant to a voting agreement, upon completion of this offering, Acacia and entities affiliated with our executive officers and directors will have the right to designate all nine directors on our Board. As a result, Acacia and our executive officers and directors will be able to exercise significant control over our business operations and on all matters requiring stockholder approval, including the election of directors, approval of significant corporate transactions and the definition of rights and privileges of all securities. Due to such controlling position, we may take actions with respect to our business that may conflict with the desire of other stockholders, including Class A common stockholders.

We expect that the price of our Class A common stock will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The initial public offering price for the shares of our Class A common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our Class A common stock following this offering. In addition, the market price of our Class A common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including, but not limited to:

•	the volume and timing of our revenues and quarterly variations in our results of operations or those of others in our industry;

•	announcement of new contracts with customers or termination of contracts with customers;

•	the introduction of new services, content or features by us or others in our industry;

•	disputes or other developments with respect to our or others’ intellectual property rights;

•	media exposure of our products or of those of others in our industry;

•	changes in governmental regulations;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. Broad market and industry factors may significantly affect the market price of our Class A common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following this offering. If the market price of shares of our Class A common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, our market or our competitors, or if they adversely change their recommendations regarding our Class A common stock, the market price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If few analysts commence coverage of us, the market price for our Class A common stock could be negatively affected. If any of the analysts who may cover us adversely change their recommendations regarding our Class A common stock or provide more favorable recommendations about our competitors, the market price of our Class A common stock may decline. If any of the analysts who may cover us were to cease coverage of us or fail to publish reports on us regularly, visibility of our company in the financial markets could decrease, which in turn could cause the market price or trading volume of our Class A common stock to decline. These concerns may be exacerbated by the relatively small size of this offering relative to other initial public offerings, which is likely to result in limited trading volume for our Class A common stock.

We will incur increased costs as a result of becoming a public company.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with compliance with the Sarbanes-Oxley Act and related rules implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. In estimating these costs, we took into account expenses related to insurance, legal, accounting, and compliance activities, as well as other expenses not currently incurred. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

If we fail to maintain effective internal controls, we may not be able to report financial results accurately or on a timely basis, or to detect fraud, which could have a material adverse effect on our business or share price.

Effective internal controls are necessary for us to provide reasonable assurance with respect to the accuracy of our financial reports and to effectively prevent financial fraud. Pursuant to the Sarbanes-Oxley Act, we will be required to periodically evaluate the effectiveness of the design and operation of our internal controls. Internal controls over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error or collusion, the circumvention or overriding of controls, or fraud. If we fail to maintain an effective system of internal controls, our business and operating results could be harmed, and we could fail to meet our reporting obligations, which could have a material adverse effect on our business and our share price.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal controls over financial reporting. We are in the process of designing, implementing, and testing the internal controls over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal controls over financial reporting are effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We will have broad discretion as to the use of proceeds from this offering and may not use the proceeds effectively.

We estimate the net proceeds to us of this offering to be approximately $        million. Our management will retain broad discretion as to the allocation of the proceeds and may spend these proceeds in ways in which our stockholders may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, both of which could cause the price of our shares of Class A common stock to decline.

Substantial future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of a substantial amount of our Class A common stock in the market, or the perception that these sales may occur, could adversely affect the market price of our Class A common stock. After this offering, we will have             outstanding shares of our Class A common stock and 4,139,631 outstanding shares of Class B

common stock. The total number of outstanding shares includes the              shares of Class A common stock we are selling in this offering, which may be resold immediately, and              shares of Class A common stock (including shares issuable upon conversion of Class B common stock), which will become available for sale 180 days after the date of this prospectus (subject to extension in certain circumstances) under the terms of a lock-up agreement entered into between the holders of those shares and the underwriters of this offering. However, the underwriters of this offering can waive this restriction and allow these stockholders to sell their shares at any time after this offering. As these lockup restrictions end, the market price of the common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. Furthermore, pursuant to our investment agreement with Acacia, Acacia will hold various immediately exercisable warrants to purchase up to an aggregate of up to 1,606,185 shares of our Class A common stock, and if Acacia exercises some or all of these warrants and sells or distributes the underlying shares, it may have a significant negative impact on our stock price.

We also intend to register all Class A common stock issuable under our 2014 Stock Option/Stock Issuance Plan and all Class A common stock that we may issue under our 2016 Stock Incentive Plan, and our 2016 Employee Stock Purchase Plan, both of which will be adopted prior to the completion of this offering. Effective upon the completion of this offering, an aggregate of              shares of our Class A common stock will be reserved for future issuance under these plans. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market once vested and exercised, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce our trading price.

In the future, we may also issue our securities if we need to raise additional capital or in connection with acquisitions. The number of shares of our Class A common stock issued in connection with a financing or acquisition could constitute a material portion of our then-outstanding shares of our Class A common stock and Class B common stock.

If you purchase shares of Class A common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $         per share based upon an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover of this prospectus, which is substantially higher than the pro forma net tangible book deficit per share of our outstanding Class A common stock. In addition, you may also experience additional dilution, or potential dilution, upon future equity issuances to investors or to our employees, consultants and directors under our stock option and equity incentive plans. See “Dilution.”

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case, we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

We do not currently expect to pay any cash dividends.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not currently expect to pay any cash dividends on shares of our Class A common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Additionally, we expect these restrictions to continue in the future. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our Class A common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our Class A common stock.

Our anti-takeover provisions could prevent or delay a change in control of our Company, even if such change in control would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our Company, even if such change in control would be beneficial to our stockholders. These include:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	a provision for a classified board of directors so that not all members of our board of directors are elected at one time;

•	the voting rights of the Class B common stock, which concentrate the voting power of the Company in those stockholders who held shares of our capital stock prior to this offering;

•	the removal of directors only for cause;

•	no provision for the use of cumulative voting for the election of directors;

•	limiting the ability of stockholders to call special meetings;

•	requiring all stockholder actions to be taken at a meeting of our stockholders (i.e. no provision for stockholder action by written consent); and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, the Delaware General Corporate Law prohibits us, except under specified circumstances, from engaging in any mergers, significant sales of stock or assets or business combinations with any stockholder or group of stockholders who owns at least 15% of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements are subject to substantial risks and uncertainties. These forward-looking statements are principally contained in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and “Business,” although we make forward-looking statements throughout this prospectus. Forward-looking statements include all statements that are not statements of historical facts and can be identified by words such as “anticipates,” “believes,” “seeks,” estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “projects,” “should,” “could,” “will,” “would” or similar expressions and the negatives of those expressions. In particular, forward-looking statements contained in this prospectus relate to, among other things, our future or assumed financial condition, results of operations, business forecasts and plans, strategic plans and objectives, product development plans, capital needs and financing plans, use of proceeds from this offering, competitive position, industry environment, potential growth opportunities, potential market opportunities, acquisitions, compensation plans and objectives, governance structure and policies, and the price of our Class A common stock.

Forward-looking statements represent our management’s current beliefs and assumptions based on information currently available. Forward-looking statements involve numerous known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks and uncertainties in greater detail in the section entitled “Risk Factors” and elsewhere in this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus, and the other documents that we have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from the results expressed or implied by these forward-looking statements.

Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual future results to be materially different from those expressed or implied by any forward-looking statements.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of Class A common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $         million (or $         million if the underwriters exercise their option to purchase additional shares in full), assuming that the shares are offered at $         per share, the midpoint of the estimated price range set forth on the cover of this prospectus.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds we receive from this offering by approximately $         million, after deducting the estimated underwriting discount and estimated offering expenses payable by us. Each increase (decrease) of 100,000 shares in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for us and our stockholders. We currently intend to use the net proceeds from this offering for working capital or other general corporate purposes, including funding our growth strategies discussed in this prospectus. These uses and growth strategies include investments to expand our VAIP and enhance our technologies, and to broaden our sales and marketing capabilities for our SaaS licensing business; however, we do not currently have any definitive or preliminary plans with respect to the use of proceeds for such purposes. In addition, we may use a portion of the net proceeds of this offering to acquire or invest in complementary businesses, services, technologies or intellectual property rights. However, we have no agreements or commitments with respect to any such acquisitions or investments at this time. In addition, we may in the future enter into arrangements to acquire or invest in complementary businesses, services, technologies or intellectual property rights. However, we have no agreements or commitments with respect to any such acquisitions or investments at this time.

Our expected uses of the net proceeds from this offering are based upon our present plans, objectives and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds from this offering, and management has not estimated the amount of proceeds, or the range of proceeds, to be used for any particular purpose. The amounts and timing of our actual uses of net proceeds will vary depending on numerous factors, including the factors described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering, and investors will be relying on our management’s judgment regarding the application of the net proceeds.

Pending the use of the net proceeds from this offering, we may invest the net proceeds in investment grade, short-term interest-bearing obligations, such as money-market funds, certificates of deposit, or direct or guaranteed obligations of the United States government, or hold the net proceeds as cash. We cannot predict whether any net proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business. Therefore, we do not currently expect to pay any cash dividends on our Class A or Class B common stock for the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, capital requirements, general business conditions, and other factors that our board of directors deems relevant. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2016:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the conversion of all outstanding Series A convertible preferred stock into an aggregate of 4,552,198 shares of Class B common stock immediately prior to the completion of this offering (which includes the accrued liquidation preference on such preferred stock through June 30, 2016) and the immediate conversion of 492,788 shares of Class B common stock into Class A common stock; (ii) the conversion of all outstanding Series B convertible preferred stock into an aggregate of 3,596,434 shares of Class A common stock immediately prior to the completion of this offering, which includes the accrued liquidation preference on such shares through June 30, 2016; (iii) the conversion of the $20 million principal outstanding and interest accrued through June 30, 2016 under the Acacia Note into an aggregate of 2,449,389 shares of Class A common stock in December 2016; (iv) the issuance of 3,758,598 shares of Class A common stock upon exercise of the Acacia Primary Warrant in December 2016 at an exercise price per share of $7.9817; and (v) the filing of our amended and restated certificate of incorporation with the Delaware Secretary of State immediately prior to the completion of this offering, which redesignates all of our existing common stock as Class A common stock and creates the Class B common stock; and

•	on a pro forma as adjusted basis to give effect to the pro forma adjustments described above and to further reflect the issuance and sale by us of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us.

You should read the information in this table together with “Use of Proceeds,” our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained elsewhere in this prospectus.

	As of June 30, 2016
	Actual		Pro Forma	Pro Forma as Adjusted(1)
	(unaudited, in thousands, except share and per share data)
Cash and cash equivalents		$3,585	$	$

Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 per share; issuable in Series A preferred stock and Series B preferred stock; 3,914,697 shares and 3,092,781 shares, respectively, authorized, issued and outstanding, actual; no shares issued or outstanding pro forma and pro forma as adjusted		15,717
Class A common stock $0.001 per value; 28,500,000 shares authorized, 4,116,618 shares issued and outstanding, actual; 14,413,827 shares issued and outstanding pro forma; and shares issued and outstanding pro forma as adjusted		—
Class B common stock $0.001 per value; shares authorized; no shares issued and outstanding, actual; 4,059,410 shares issued and outstanding, pro forma and pro forma as adjusted		4
Additional paid in capital (deficit)		(2,839)

Accumulated deficit		(19,570)

Total stockholders’ equity (deficit)		(6,688)

Total capitalization	$		$	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of our Class A common stock of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, accumulated deficits and total stockholders’ equity (deficit) by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. An increase or decrease of 100,000 shares in the number of shares offered, by us would increase or decrease, as applicable, our pro forma as adjusted cash and cash equivalents, deficit and total stockholders’ equity (deficit) by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated operating expenses payable by us.

If the underwriters’ option to purchase additional shares of Class A common stock is exercised in full, the as adjusted amount of each of cash and cash equivalents, accumulated deficit, total stockholders’ equity (deficit), and total capitalization would be $            , $            , $            , and $            , respectively, after deducting estimated underwriting discounts and commissions and estimated operating expenses payable by us.

The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.

The number of shares shown above as issued and outstanding does not include:

•	1,546,280 shares of Class A common stock issuable upon exercise of stock options outstanding as of September 30, 2016 under our 2014 Stock Option/Stock Issuance Plan, as amended (2014 Plan), at a weighted-average exercise price of $0.90 per share;

•	shares of Class A common stock that will be reserved as of the closing date of this offering for future issuance under our 2016 Stock Incentive Plan (2016 Plan), which will be adopted immediately prior to the completion of this offering;

•	shares of Class A common stock that will be reserved for future issuance under our 2016 Employee Stock Purchase Plan, or the ESPP, which will be adopted immediately prior to the completion of this offering;

•	2,018,555 shares of Class A common stock issuable upon exercise of warrants outstanding as of September 30, 2016 at a weighted average exercise price of $7.41 per share; and

•	the exercise of underwriters’ option to purchase up to an additional shares of Class A common stock from us.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value (deficit) per share of our common stock after this offering.

Net tangible book value (deficit) per share represents our total tangible assets (total assets less goodwill and other intangible assets) less total liabilities divided by the total number of shares of common stock outstanding as of June 30, 2016. As of June 30, 2016, our historical net tangible book value (deficit) was $(8.6 million), or $(2.08) per share of common stock.

Our pro forma net tangible book value (deficit) as of June 30, 2016 was approximately $(8.6 million), or $(0.46) per share of common stock, which is based on 14,413,827 shares of Class A common stock and 4,059,410 shares of Class B common stock outstanding as of June 30, 2016, after giving effect to (i) the redesignation of our common stock as Class A common stock; (ii) the automatic conversion of all of our outstanding Series A convertible preferred stock into 4,552,198 shares of Class B common stock immediately prior to the closing of this offering, which includes accrued liquidation preference as of June 30, 2016, and the immediate conversion of 492,788 shares of Class B common stock into Class A common stock; (iii) the automatic conversion of all of our Series B convertible preferred stock into 3,596,434 shares of Class A common stock immediately prior to the closing of this offering, which includes accrued liquidation preference as of June 30, 2016; (iv) the conversion of all outstanding principal and interest accrued through June 30, 2016 under the Acacia Note into 2,449,389 shares of our Class A common stock; and (v) the issuance of 3,758,598 shares of Class A common stock upon exercise of the Acacia Primary Warrant in December 2016.

Our pro forma as adjusted net tangible book value (deficit) as of June 30, 2016 would have been $            , or $         per share of common stock, after giving effect to (i) the foregoing pro forma adjustments referenced above, and (ii) the sale by us of              shares of our Class A common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. This represents an immediate increase in pro forma net tangible book value (deficit) of $             per share to existing stockholders and an immediate dilution in pro forma net tangible book value (deficit) of $             per share to investors purchasing Class A common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share			$
Pro forma net tangible book value (deficit) per share of common stock as of June 30, 2016	$	[●]
Increase in pro forma net tangible book value per share attributable to new investors in this offering
Pro forma as adjusted net tangible book value (deficit) per share immediately after this offering			$

Dilution in pro forma net tangible book value per share to new investors in this offering			$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $            , assuming that the number of shares offered us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 100,000 shares in the number of shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by $             per share and increase or decrease, as applicable, the dilution to new investors by $             per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering.

If the underwriters exercise their over-allotment option in full in this offering, the pro forma as adjusted net tangible book deficit after the offering would be $             per share, the increase in pro forma as adjusted net tangible book deficit per share to existing stockholders would be $             and the dilution in net tangible book deficit per share to new investors would be $             per share, in each case assuming an initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus.

The following table shows, as of June 30, 2016, on the pro forma basis described above, the difference between existing stockholders and new investors with respect to the number of shares of Class A and Class B common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by investors purchasing shares of our Class A common stock in this offering (assuming an initial offering price of $             per share, the midpoint of the price range on the cover page of this prospectus), and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
	(in thousands, other than shares or percent)
Existing stockholders	18,473,237		%	$		%	$
New investors

Total		100.0%			100.0%

If the underwriters exercise their option to purchase additional shares:

•	the percentage of shares of Class A and Class B common stock held by existing stockholders will decrease to approximately % of the total number of shares of our Class A and Class B common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to , or approximately % of the total number of shares of our Class A and Class B common stock outstanding after this offering, in each case assuming the shares are offered at $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus.

The table and discussion above exclude the following:

•	1,546,280 shares of Class A common stock issuable upon exercise of stock options outstanding as of September 30, 2016 under the 2014 Plan at a weighted-average exercise price of $0.90 per share;

•	[●] shares of Class A common stock that will be reserved as of the closing date of this offering for future issuance under our 2016 Plan;

•	[●] shares of Class A common stock that will be reserved as of the closing date of this offering for future issuance under our ESPP; and

•	All outstanding options and warrants issued or issuable to purchase Class A common stock.

To the extent any of our outstanding options or warrants are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The following tables set forth our selected consolidated financial data as of and for the periods indicated below. We have derived the consolidated statement of operations data and consolidated balance sheet data for the period from June 13, 2014 (inception) to December 31, 2014 and for the year ended December 31, 2015 from our audited consolidated financial statements for such periods and we have derived the consolidated statement of operations data and consolidated balance sheet data for the six months ended June 30, 2015 and 2016 from our unaudited consolidated financial statements for such periods. Our audited consolidated financial statements as of December 31, 2014 and 2015 and for the period from June 13, 2014 (inception) to December 31, 2014 and for the year ended December 31, 2015 have been included in this prospectus. Our unaudited consolidated financial statements as of June 30, 2016 and for the six months ended June 30, 2015 and 2016 have been included in this prospectus and, in the opinion of management, include all adjustments (inclusive only of normally recurring adjustments) necessary for a fair presentation. Historical results are not indicative of the results to be expected in the future and results of operations for an interim period are not necessarily indicative of results for a full year.

	Period from June 13, 2014 (Inception) to December 31, 2014	Year Ended December 31, 2015	Six Months Ended June 30,
			2015	2016
			(Unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Total net revenues	$4,553	$13,928	$5,919	$4,087
Cost of revenues	78	1,860	1,007	620

Gross profit	4,475	12,068	4,912	3,467
Operating expenses:
Sales and marketing(1)	1,458	5,736	2,617	3,431
Research and development(1)	1,540	5,104	1,899	3,131
General and administrative(1)	3,934	7,018	2,977	6,820

Total operating expenses	6,932	17,858	7,493	13,382

Loss from operations	(2,457)	(5,790)	(2,581)	(9,915)
Other income (expense), net	6	85	7	(27)

Loss before provision for income taxes	(2,451)	(5,705)	(2,574)	(9,942)
Provision for income taxes	6	5	3	3

Net loss	$(2,457)	$(5,710)	$(2,577)	$(9,945)

Per Share Data:
Net loss per share, basic and diluted	$(0.87)	$(2.42)	$(0.95)	$(3.39)

Weighted average shares used to compute basic and diluted net loss per share	2,836,459	2,361,220	2,711,840	2,938,017
Pro forma net loss per share, basic and diluted (unaudited)(2)
Weighted average shares used to compute pro forma net loss per share, basic and diluted (unaudited)(2)

(1)	Includes stock-based compensation expense as follows:

	Period from June 13, 2014 (Inception) to December 31, 2014	Year Ended December 31, 2015	Six Months Ended June 30,
			2015	2016
			(unaudited)
	(in thousands)
Sales and marketing	$—	$81	$41	$48
Research and development	—	20	10	12
General and administrative	59	26	13	1,458

Total stock-based compensation expense	$59	$127	$64	$1,518

	As of June 30, 2016
	Actual	Pro Forma(3)	Pro Forma as Adjusted(4)(5)
	(in thousands)
Consolidated Balance Sheets Data (unaudited):
Cash and cash equivalents	$3,585	$	$
Working capital (deficit)	(8,594)
Total assets	17,073
Total liabilities	23,761
Total stockholders’ equity (deficit)	(6,688)

(2)	Pro forma basic and diluted net loss per common share has been calculated assuming (a) the conversion of all outstanding Series A convertible preferred stock into an aggregate of 4,552,198 shares of Class B common stock, and (b) the conversion of all of our outstanding Series B preferred stock into an aggregate of 3,596,434 shares of our Class A common stock, as of the beginning of the applicable period.

(3)	The pro forma column in the balance sheet data table above reflects (a) the conversion of all outstanding shares of our Series A convertible preferred stock into an aggregate of 4,552,198 shares of our Class B common stock (which includes the liquidation preference accrued through June 30, 2016) and the immediate conversion of 492,788 shares of Class B common stock into Class A common stock; (b) the conversion of all outstanding Series B convertible preferred stock into an aggregate of 3,596,434 shares of Class A common stock (which includes the liquidation preference accrued through June 30, 2016); (c) the conversion of all outstanding principal amount and accrued interest under the Acacia Note into 2,449,389 shares of Class A common stock in December 2016 at a conversion price of $8.1653 per share (which includes interest accrued on the Acacia Note through June 30, 2016); (d) the issuance of 3,758,598 shares of Class A common stock upon exercise of the Acacia Primary Warrant in December 2016 at an exercise price per share of $7.9817; and (e) the filing and effectiveness of our amended and restated certificate of incorporation with the Delaware Secretary of State, which redesignates our outstanding common stock as Class A common stock and creates a new class of common stock, the Class B common stock, which will occur immediately prior to the completion of this offering.

(4)	The pro forma as adjusted column in the balance sheet data table above gives effect to (a) the pro forma adjustments referred to in footnote 2 above; (b) the sale and issuance by us of shares of our Class A common stock in this offering, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(5)	The pro forma as adjusted information presented in the summary consolidated balance sheet data above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, total liabilities and total stockholders’ equity (deficit) by approximately $ assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) each of cash and cash equivalents, total assets, total liabilities and total stockholders’ equity (deficit) by approximately $ .

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Veritone’s proprietary Artificial Intelligence Platform unlocks the power of artificial intelligence, or AI, based cognitive computing so that unstructured audio and video data can be processed, transformed and analyzed in a seamless, automated manner to generate actionable intelligence for enterprises of all sizes. Our cloud-based open platform integrates an ecosystem of a variety of best-of-breed cognitive engines, which can be orchestrated together, to reveal valuable multivariate insights from vast amounts of audio and video data.

Operating results for the periods presented herein include the following (in thousands, except per share data):

	Period from June 13, 2014 (Inception) to December 31, 2014	Year Ended December 31, 2015	Six Months Ended June 30,
			2015	2016
			(unaudited)
Net revenues	$4,553	$13,928	$5,919	$4,087
Cost of revenues	78	1,860	1,007	620

Gross profit	4,475	12,068	4,912	3,467
Gross margin	98.3%	86.7%	83.0%	84.8%
Total operating expenses	6,932	17,858	7,493	13,382
Net loss	$(2,457)	$(5,710)	$(2,577)	$(9,945)

Per share data:
Net loss per share, basic and diluted	$(0.87)	$(2.42)	$(0.95)	$(3.39)

Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon many factors, including market acceptance of our product and market leadership, the success of our sales and marketing efforts, our expansion strategy, our investments for operational scale and our international growth. While each of these areas presents significant opportunities for us, they also pose important challenges that we must successfully address in order to sustain the growth of our business and improve our results of operations. The investments that we make in these areas may not result in increased revenue or the growth of our business. Accordingly, these investments may delay or otherwise impair our ability to achieve profitability. The timing of our future profitability will depend upon many variables, including the success of our growth strategies and the timing and size of investments and expenditures that we choose to undertake, as well as market growth and other factors that are not within our control. We have not yet determined when we expect to achieve profitability.

Product and Market Leadership. We are committed to delivering market-leading products to continue to build and maintain credibility within the markets that we serve. We believe we must maintain our product and market position and strength of our brand to drive further revenue growth. We intend to continue to invest in our engineering, product capabilities and marketing activities to maintain and expand our position in the markets we serve. Our results of operations may fluctuate as we make these investments to drive increased customer adoption and usage of our platform.

Sales and Marketing. In order to maintain our efficient customer acquisition, we must maintain and expand our grassroots business development efforts and effectively generate additional sales to enterprises and customers across our targeted vertical markets.

Expansion Strategy. We are focused on expanding our existing customers’ use of our products and platform. We believe that there is a significant opportunity to drive additional sales to existing customers, and expect to invest in sales, marketing and customer support to achieve additional revenue growth from existing customers.

Investments for Scale. As our business grows and as we continue our platform optimization efforts, we expect to realize cost savings through economies of scale. We sometimes choose to pass on our cost savings from platform optimization to our customers in the form of lower usage prices. In addition, such potential cost savings may be offset, partially or completely, by higher costs related to the release of new products and our expansion into new geographies. In some instances, we also may acquire certain larger customers that we consider strategic but that generate a lower gross margin. As a result, we expect our gross margin to fluctuate from period to period.

Acquisition of ROIM, Inc. and NextMedium, LLC

In July 2014, we acquired ROIM, Inc., a Delaware corporation (“ROIM”) and NextMedium, LLC, a Delaware limited liability company (“NM”), through a series of transactions between entities where common control existed, as described below. ROIM was subsequently renamed “Veritone Media, Inc.” and NM was subsequently renamed, “Veritone, LLC.” ROIM and NM are now wholly-owned subsidiaries of Veritone.

On June 17, 2014, ROIM Acquisition Corporation (“RAC”) was incorporated as a transitory entity for the purpose of acquiring the assets of ROIM. On July 14, 2014, RAC and an affiliated entity, Brand Affinity Technologies, Inc. (“BAT”), entered into an Asset Purchase Agreement (the “ROIM Agreement”), pursuant to which RAC purchased (the “BAT Purchase”) (i) all of the outstanding shares of capital stock of ROIM and (ii) certain intellectual property (the “BAT IP”) from BAT in exchange for 2,161,938 shares of RAC’s Class B common stock and a promissory note of RAC payable to BAT in the original principal amount of $885,194 (the “BAT Note”).

In connection with the ROIM Agreement, RAC also assumed the following promissory notes: (i) two senior secured promissory notes of BAT dated October 24, 2012 and March 19, 2013 in the original aggregate principal amount of $2,000,000 (the “NCI Notes”) payable to Newport Coast Investments, LLC, a California limited liability company beneficially owned by Chad and Ryan Steelberg (“NCI”); (ii) two senior secured promissory notes of BAT dated October 24, 2012 and March 19, 2013 payable to Brand Affinity, LLC, an unaffiliated Illinois limited liability company (“BALLC”), in the original principal amount of $2,000,000 (the “BALLC Notes”); and (iii) certain senior secured promissory notes of BAT dated as of dates between September 27, 2013 and December 26, 2013 in the original aggregate principal amount of $4,900,000 (the “Bridge Notes”). The holders of the Bridge Notes described in subsection (iii) above are collectively referred to as the “BAT Noteholders.”

On July 15, 2014, prior to the RAC Merger described below, the BAT Noteholders exchanged the Bridge Notes for the issuance of an aggregate of 1,038,066 shares of Class B common stock of RAC. The NCI Notes, the BALLC Notes and the BAT Note remained outstanding and were assumed by Veritone in connection with the RAC Merger. All of the NCI Notes, the BALLC Notes and the BAT Note were repaid in full in July 2014.

On July 15, 2014, Veritone and NM entered into a Unit Purchase Agreement, pursuant to which Veritone acquired all of the outstanding membership interests in NM in exchange for the issuance to the members of NM of an aggregate of 1,500,000 shares of Veritone’s common stock and 3,000,000 shares of Veritone’s Series A preferred stock (the “NM Transfer”).

On July 15, 2014, Veritone and each of the stockholders of RAC entered into an Agreement and Plan of Merger, pursuant to which RAC was merged with and into Veritone, with Veritone as the surviving company in the merger (the “RAC Merger”). In connection with the RAC Merger, all of the outstanding capital stock of RAC was converted into an aggregate of 1,333,334 shares of Veritone’s common stock and 2,666,667 shares of Veritone’s Series A-1 preferred stock. The NCI Notes, the BALLC Notes and the BAT Note assumed by Veritone in connection with the RAC Merger were repaid in full in July 2014.

The terms of Veritone’s Series A-1 preferred stock and Series A preferred stock issued in the NM Transfer and the RAC Merger were substantially identical except for the adverse treatment of the Series A-1 preferred stock in the event certain indemnification claims were made pursuant to the merger agreement in the RAC Merger. No indemnification claims were made under such merger agreement, and accordingly, all of the outstanding shares of Series A-1 preferred stock were automatically converted into shares of our Series A Preferred Stock on a one-for-one basis in July 2016.

The above transactions were considered transactions between entities under common control pursuant to FASB ASC 805-50, as the same group of stockholders (Chad and Ryan Steelberg) beneficially owned more than 50% of the voting ownership interest of BAT and RAC, and of NM and Veritone, at the time of the respective transactions. Accordingly, upon completion of the NM Transfer and the RAC Merger, the assets and liabilities acquired and assumed by Veritone through the NM Transfer and the RAC Merger were recorded at their carrying value by the respective predecessor entities without any step up in value or the recognition of any goodwill. In addition, since the expenses related to the development of the BAT IP had been expensed and not capitalized by BAT, there was no predecessor carrying value for the BAT IP. As a result of Veritone having assumed liabilities in excess of the carrying value of the net assets acquired in the RAC Merger, Additional Paid In Capital was negative and therefore, the book value of the Preferred Series A-1 shares issued in connection with such transaction was recorded as $0. Conversely, in connection with the NM Transfer, for which the carrying value of the net assets acquired was positive, the corresponding issuances of our Class B common stock and Series A preferred stock were accounted for based upon the allocation of the carrying value of the net assets acquired.

Acacia Investment

On August 15, 2016, we entered into an Investment Agreement with Acacia that provides for Acacia to invest up to $50 million in Veritone, consisting of both debt and equity components. Pursuant to the Investment Agreement, on August 15, 2016, we entered into the Acacia Note, which provides for up to $20 million in borrowings through two $10 million advances, each bearing interest at the rate of 6.0% per annum. On August 15, 2016, we borrowed $10 million (the “First Loan”) that has a one year term and, in November 2016, we plan to borrow the remaining $10 million (the “Second Loan”) that will also have a one year term from the date of issuance. The maturity date of the First Loan will automatically extend to the maturity date of the Second Loan, with both loans becoming due and payable on the first anniversary of the issuance date of the Second Loan. The Acacia Note is secured by substantially all of our assets pursuant to a security agreement that we entered into with Acacia dated August 15, 2016.

In conjunction with the First Loan, we issued Acacia a four-year warrant to purchase a number of shares of our Class A common stock determined by dividing $700,000 by an exercise price per share ranging from $4.85 to $8.2394 (resulting in a number of shares of Class A common stock ranging from 84,957 shares to 144,329 shares), with the actual exercise price to be determined by the type and/or valuation of our future equity financings. Upon the completion of this offering, we expect this warrant to be exercisable to purchase up to 85,728 shares of Class A common stock at an exercise price per share of $8.1653.

In conjunction with the Second Loan in November 2016, we will issue to Acacia two additional four-year warrants, each to purchase a number of shares of our Class A common stock determined by dividing $700,000 by an exercise price per share ranging from $4.85 to $8.2394 (resulting in a total number of shares of Class A common stock ranging from 169,914 to 288,658 shares, with the actual exercise price to be determined by the type and/or valuation of our future equity financings). Upon completion of this offering, we expect that each of these warrants will become exercisable to purchase up to 85,728 shares of Class A common stock at an exercise price per share of $8.1653.

In addition, pursuant to the Investment Agreement, we issued to Acacia a five-year warrant (the Acacia Primary Warrant) to purchase up to a number of shares of our Class A common stock determined by dividing $50 million, less all converted amounts or payments under the Acacia Note, by an exercise price per share ranging from $7.9817 to $8.2394, with the actual price per share to be determined by the amount of principal and accrued interest under the Acacia Note that are converted into our Class A common stock.

Acacia has agreed that, in December 2016, (a) all outstanding amounts of principal and accrued interest under the Acacia Note will be converted into 2,458,650 shares of Class A common stock (which includes accrued interest through September 30, 2016) at a conversion rate of $8.1653 per share, and (b) it will exercise the Primary Warrant in full to purchase 3,749,124 shares of Class A common stock at an exercise price of $7.9817 per share. Upon the exercise of the Primary Warrant, we will issue to Acacia a 10% Warrant that provides for the issuance of up to 1,349,001 shares of our Class A common stock at an exercise price of $8.0542 per share, with 50% of the shares underlying the 10% Warrant vesting as of the issuance date of the 10% Warrant and the remaining 50% of the shares vesting on the first anniversary of the issuance date of the 10% Warrant.

Stock Repurchases

On April 22, 2015, we entered into an asset purchase agreement with BAT, pursuant to which we repurchased and retired an aggregate of 2,556,090 shares of our capital stock, comprised of 852,030 shares of our Class A common stock and 1,704,060 shares of our Series A-1 preferred stock, for a total purchase price of $1,419,000. This repurchase was conducted at a price less than the fair value of our Class A common stock and Series A-1 preferred stock at the date of repurchase. In conjunction with the repurchase of these shares, we recorded a debit to accumulated deficit in the amount of $1,418,148 in our consolidated balance sheet as of December 31, 2015.

On July 21, 2015, we entered into an asset purchase agreement with ad pepper International N.V., pursuant to which we repurchased and retired an aggregate of 71,865 shares of our capital stock, comprised of 23,955 shares of our Class A common stock and 47,910 shares of our Series A-1 preferred stock, for a total purchase price of $39,895. This repurchase was conducted at a price less than the fair value of our Class A common stock and Series A-1 preferred stock at the date of repurchase. In conjunction with the repurchase of these shares, we recorded a debit to accumulated deficit in the amount of $39,871 in our consolidated balance sheet as of December 31, 2015.

Net Loss Carryforwards

At December 31, 2015, we had federal and state net operating loss carryforwards (“NOLs”) of approximately $7.6 million and $7.6 million, respectively, and federal and state tax credits of approximately $1.8 million and $0.5 million, respectively. If not utilized, the federal and state NOLs will expire at various dates beginning in 2034 and 2034, respectively, and the federal tax credits will expire at various dates beginning in 2034. The state tax credits can be carried forward indefinitely. At present, we believe that it is more likely than not that the federal and state NOLs and credit carryforwards will not be realized. Accordingly, a full valuation allowance has been established against our net deferred tax assets, including our NOLs, for the periods presented herein.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” (generally defined as a greater than 50-percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs to offset post-change taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. In addition, future changes in our stock ownership, some of which may be outside of our control, could result in an ownership change under Section 382 of the Code. The amount of such limitations, if any, has not been determined.

There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, even if we attain profitability.

Components of Our Results of Operations

Revenues

Revenue is recognized when (i) persuasive evidence of an arrangement exists, (ii) all obligations have been substantially performed pursuant to the terms of the arrangement, (iii) amounts are fixed or determinable, and (iv) the collectability of amounts is reasonably assured. Under our advertising contracts, we are deemed to be an agent and, as such, revenues are recorded in the consolidated statements of operations on a net basis, as described below.

Media Advertising Revenues, Net. We have historically generated revenue primarily from services performed under our advertising contracts. Our contracts typically provide for us to receive a percentage, up to approximately 15%, of the total dollar amount of the advertising placements of our customers. Media providers, such as radio stations, are required to provide proof of service that the advertising was actually run or aired before we can recognize any revenue. The earnings process is generally complete and revenue is recognized when the service is performed and accepted in accordance with the terms of the client arrangement, and when all other revenue recognition criteria have been met. If the earnings process has not been completed, amounts billed to customers are reflected as deferred revenue. Our customers are often required to make a deposit or pre-pay their media advertising plan. Such amounts are reflected as customer advances on our consolidated balance sheets until all revenue recognition criteria have been met.

A summary of gross and net media advertising revenues for the periods presented is as follows (In thousands):

	Period from June 14, 2014 (Inception) to December 31, 2014	Year Ended December 31, 2015	Six Months Ended June 30,
			2015	2016
			(unaudited)
Gross media placements	$36,359	$109,918	$48,945	$35,037

Media placements billed directly to clients	32,014	98,936	44,070	29,608
Media related costs netted against billings(1)	(27,461)	(85,049)	(38,155)	(25,634)

Net media advertising revenues reported	$4,553	$13,887	$5,915	$3,974

(1)	Of the amounts billed directly to customers, this amount represented media related costs netted against such billings in the accompanying consolidated statement of operations as required by GAAP.

SaaS Revenues. We also derive revenue from SaaS offerings, with fixed and variable payment components, relating to our customers’ use of our VAIP technology platform. SaaS licensing arrangements historically have had an initial term ranging in duration from one to 48 months, and generally are renewable on an annual basis.

We allocate the value of the SaaS license arrangement to each separate unit of accounting based on an estimated selling price of each separate unit. Revenue allocated to the SaaS/software subscription element is recognized ratably over the non-cancellable term of the SaaS/subscription service. We recognize revenue allocated to other units of accounting included in the arrangement upon the earlier of the completion of the service or the expiration of the customer’s right to receive the service. Customers are billed in arrears for services used. Our SaaS contracts typically provide for a minimum monthly commitment.

Our contracts with our customers do not contain general rights of return. However, credits may be issued to customers on a case-by-case basis. The contracts do not provide customers with the right to take possession of the software supporting the applications. Amounts that have been invoiced are recorded as deferred revenue, if the revenue recognition criteria have been met.

During the year ended December 31, 2015, we recognized $41,112 in SaaS license revenue. During the six-months ended June 30, 2015 and 2016, we recognized $3,600 and $112,700 in SaaS license revenue, respectively.

Cost of Revenue and Gross Margin

Cost of revenue consists primarily of fees paid to our vendors related to media processing, creative production and cloud infrastructure fees. Our arrangements with Microsoft Azure and other cognitive engine vendors require us to pay fees based on the volume of media that we process. Our arrangements with Amazon Web Services, Joyent and Iron.io, our cloud infrastructure providers, require us to pay fees based on computing time, storage and reserved computing capacity. Our gross margin has been and will continue to be affected by a number of factors, including the volume and type of the media that we process and the type and cost of the cognitive engines utilized to process such media.

Operating Expenses

The most significant components of operating expenses are personnel costs, which consist of salaries, benefits, bonuses and stock-based compensation. We also incur other non-personnel costs related to our general overhead expenses. We expect that our operating costs will increase in absolute dollars.

•	Sales and marketing. Sales and marketing expenses consist primarily of personnel costs, including commissions for our sales employees. Sales and marketing expenses also include expenditures related to advertising, marketing, our brand awareness activities and professional services fees. We plan to continue to focus our sales and marketing efforts on generating awareness of our company, platform and products through our direct sales organization, distributor partners and self-service model, creating sales leads and establishing and promoting our brand. We plan to continue investing in sales and marketing by increasing our sales and marketing headcount, supplementing our self-service model with an enterprise sales approach, expanding our sales channels, driving our go-to-market strategies, building our brand awareness and sponsoring additional marketing events.

•	Research and Development. Research and development expenses consist primarily of personnel costs and outsourced engineering services. We plan to continue to focus our research and development efforts on adding new products and features to our existing products, including new use cases, improving our platform and increasing the functionality of our existing products.

•	General and Administrative. General and administrative expenses consist primarily of personnel costs for our accounting, finance, legal, human resources, operations and administrative support personnel and executives. General and administrative expenses also include costs related to financing transactions, legal and other professional services fees, sales and other taxes, depreciation and amortization. We expect that we will incur costs associated with supporting the growth of our business and meeting the increased compliance requirements associated with both our international expansion and our transition to, and operation as, a public company.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect amounts reported in our consolidated financial statements and related notes, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Management evaluates its accounting policies, estimates, and judgments on an on-going basis. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Management evaluated the development and selection of its critical accounting policies and estimates and believes that the following involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. More information on our significant accounting policies can be found in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

As described below, significant management judgment must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of revenue recognized or deferred for any period, if management made different judgments.

Revenue is recognized when (i) persuasive evidence of an arrangement exists, (ii) all obligations have been performed pursuant to the terms of the agreement, (iii) amounts are fixed or determinable and (iv) collectibility of amounts is reasonably assured.

We make estimates and judgments when determining whether the collectibility of receivables from customers is reasonably assured. We assess the collectibility of receivables based on a number of factors, including past transaction history and the creditworthiness of licensees. If it is determined that collection is not reasonably assured, the revenue is recognized when collectibility becomes reasonably assured, assuming all other revenue recognition criteria have been met, which is generally upon receipt of cash for transactions where collectibility may have been an issue. Management’s estimates regarding collectibility impact the actual revenues recognized each period and the timing of the recognition of revenues. Our assumptions and judgments regarding future collectibility could differ from actual events and thus materially impact our financial position and results of operations.

Depending on the complexity of the underlying revenue arrangement and related terms and conditions, significant judgments, assumptions and estimates may be required to determine when substantial delivery of contract elements has occurred, whether any significant ongoing obligations exist subsequent to contract execution, whether amounts due are collectible and the appropriate period or periods in which, or during which, the completion of the earnings process occurs. Depending on the magnitude of specific revenue arrangements, if different judgments, assumptions and estimates are made regarding contracts executed in any specific period, our periodic financial results may be materially affected.

Media Revenue. To date, we have generated revenue primarily from services performed under advertising contracts. Our contracts typically provide for us to receive a percentage of the total fees for the advertising placements of our customers. Media providers, such as radio stations, are required to provide proof of service that the advertising was actually run or aired before we can recognize any revenue. Revenue is recognized when the service is performed in accordance with the client arrangement and upon the completion of the earnings process. Prior to recognizing revenue, persuasive evidence of an arrangement must exist, the sales price must be fixed or determinable, delivery, performance and acceptance must be in accordance with the client arrangement and collection must be reasonably assured. If the earnings process has not been completed, amounts billed to customers are reflected as deferred revenue.

Our customers are often required to make a deposit or pre-pay the media advertising plan. Such amounts are reflected as customer advances on our consolidated balance sheets until all revenue recognition criteria have been met.

Under the advertising contracts, we are deemed to be an agent and, as such, we present revenues on a net basis.

SaaS—Software Revenue. SaaS revenues are comprised of revenue from SaaS offerings, with fixed and variable payment components. SaaS arrangements and time-based software subscriptions have initial terms generally ranging in duration from one to 48 months and are usually renewable on an annual basis. We allocate the value of the SaaS arrangement to each separate unit of accounting based on the best estimated selling price. Revenue allocated to the SaaS/software subscription element is recognized ratably over the non-cancellable term of the SaaS/subscription service. We recognize revenue allocated to other units of accounting included in the arrangement upon the earlier of the completion of the service or the expiration of the customer’s right to receive the service. Customers are billed in arrears via invoices for services used. Customers have contracts that provide for a minimum monthly commitment. Depending on the magnitude of specific revenue arrangements, if different judgments, assumptions and estimates are made regarding contracts executed in any specific period, our periodic financial results may be materially affected.

Our arrangements with our customers do not contain general rights of return. However, we may issue credits to customers on a case-by-case basis. The contracts do not provide customers with the right to take possession of the software supporting the applications. Amounts that have been invoiced are recorded as deferred revenue, if the revenue recognition criteria have been met.

Stock-Based Compensation Expense

Stock-based compensation payments to employees and non-employee directors are recognized as expense in the statements of operations. The compensation cost for all stock-based awards is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award).

The fair value of the restricted stock grants is determined utilizing both the option pricing method (“OPM”) and a probability weighted expected return method. The fair value of stock options granted is determined utilizing the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires various assumptions, including expected term, expected volatility, risk free interest rate and dividend yields. Determining the fair value of stock-based awards at the grant date requires significant estimates and judgments, including estimating the expected term, expected market price volatility of our Class A common stock, risk free interest rates, dividend yields, future employee stock option exercise behavior and requisite service periods.

Stock-based compensation expense is recorded only for those awards expected to vest, using an estimated pre-vesting forfeiture rate. As such, we are required to estimate pre-vesting option forfeitures at the time of grant and to reflect the impact of estimated pre-vesting option forfeitures on the compensation expense recognized. Estimates of pre-vesting forfeitures must be periodically revised in subsequent periods if actual forfeitures differ from those estimates. We consider several factors in connection with our estimate of pre-vesting forfeitures, including types of awards, employee class, and historical pre-vesting forfeiture data. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results differ from our estimates, such amounts will be recorded as cumulative adjustments in the period the estimates are revised. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the estimating of our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. In the event that we establish a valuation allowance or increase this allowance in a period, we must include a corresponding expense within the tax provision in our consolidated statements of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and our valuation allowance. Due to uncertainties related to our ability to utilize certain deferred tax assets in future periods, we have recorded a full valuation allowance against our net deferred tax assets for the periods presented herein. These assets primarily consist of net operating loss carryforwards.

In assessing the need for a valuation allowance, management has considered both the positive and negative evidence available, including but not limited to, estimates of future taxable income and related probabilities, estimates surrounding the character of future income and the timing of realization, consideration of the period over which our deferred tax assets may be recoverable, our prior history of net losses, projected future outcomes, industry and market trends and the nature of existing deferred tax assets. In management’s judgment, any positive indicators, including forecasts of potential future profitability of our businesses, are outweighed by the uncertainties surrounding our estimates and judgments of potential future taxable income, due primarily to uncertainties surrounding the timing of realization of future taxable income. In the event that actual results differ from these estimates or we adjust these estimates should we believe we would be able to realize these deferred tax assets in the future, an adjustment to the valuation allowance would increase income in the period such determination was made.

Any changes in the judgments, assumptions and estimates associated with our analysis of the need for a valuation allowance in any future periods could materially impact our financial position and results of operations in the periods in which those determinations are made.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Standards Accounting Board (“FASB”) issued FASB Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” which supersedes the revenue recognition requirements in ASC 605, “Revenue Recognition.” The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance provides a five-step process to achieve that core principle. ASU 2014-09 requires disclosures enabling users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. In August 2015, the FASB issued FASB ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”, which deferred the effective date of ASU 2014-09 by one year. ASU 2014-09 is now effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, using one of two retrospective application methods. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. In March 2016, the

FASB issued FASB ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net).” ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the implementation guidance in Topic 606 for identifying performance obligations and determining when to recognize revenue on licensing agreements for intellectual property. In May 2016, the FASB issued ASU No. 2016-11, “Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting.” ASU 2016-11 rescinds certain SEC staff comments previously made in regard to these ASU’s. In May 2016, the FASB issued ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” that provide guidance on assessing collectibility, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications at transition. We are currently evaluating the effect that the adoption of ASU 2014-09, ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-11 and ASU 2016-12 will have on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes: Balance Sheet Classification of Deferred Taxes,” to require that deferred tax liabilities and assets be classified entirely as non-current. This amended guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those years. Early adoption is permitted, and the amended guidance may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We are currently evaluating the effects and timing of the adoption of ASU 2015-17, which must be adopted by the first quarter of 2017.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The core principle of the standard is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in its statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. We will be required to adopt the new standard in the first quarter of 2019. We are currently evaluating the impact ASU 2016-02 will have on our consolidated financial statements.

Results of Operations

The following tables set forth our results of operations for the periods presented as a percentage of our total revenue for those periods. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

	Period from June 13, 2014 (Inception) to December 31, 2014	Year Ended December 31, 2015	Six Months Ended June 30,
			2015	2016
			(unaudited)
Consolidated Statements of Operations Data:
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	1.7	13.4	17.0	15.2

Gross profit	98.3	86.6	83.0	84.8

Operating expenses:
Sales and marketing	32.0	41.2	44.2	84.0
Research and development	33.8	36.7	32.1	76.6
General and administrative	86.4	50.4	50.3	166.9

Total operating expenses	152.2	128.3	126.6	327.5

Loss from operations	(54.0)	(41.6)	(43.6)	(242.6)
Other income (expenses), net	0.1	0.6	0.1	(0.7)

Loss before (provision) benefit for income taxes	(53.9)	(41.0)	(43.5)	(243.3)
(Provision) benefit for income taxes	—	—	—	—

Net loss	(54.0)%	(41.0)%	(43.5)%	(243.4)%

Comparison of Six Months Ended June 30, 2015 and 2016

Net Revenue

	Six Months Ended June 30,		$ Change	% Change
	2015	2016
	(Unaudited, dollars in thousands)
Media advertising revenues, net	$5,915	$3,974	$(1,941)	(32.8)%
SaaS revenues	4	113	108	2,700.0

Net revenues	$5,919	$4,087	$(1,833)	(31.0)%

Prior to 2016, substantially all of our revenues were derived from advertising media sales. The decrease in media advertising sales was attributable primarily to the loss of our largest customer, LifeLock, which took their national endorsed radio planning in-house in August 2015, and a reduction of media purchases by another customer, due to legal restrictions imposed on such customer from conducting business in certain jurisdictions for a period of time.

We commenced sales of our SaaS licensing product and began generating revenues in April 2015. In the six months ended June 30, 2016, SaaS revenue was $112,700, an increase of $108,000 compared with the prior year period. SaaS revenue represented 0.06% and 2.8% of our total revenue in the six months ended June 30, 2015 and 2016, respectively.

We plan to continue to enhance our relationships with our existing media customers to expand our penetration of those accounts, and grow our SaaS offerings in this sector. Our goal is to establish our platform as the standard media analytics platform for media customers in radio broadcasting, television, podcasting and YouTube. We also plan to continue to expand the adoption of our platform by leveraging both direct sales efforts and the expansion of channel partnerships, such as our strategic relationship with Westwood One. We plan to drive greater awareness and adoption of Veritone from enterprises across our existing target markets, as well as into future vertical markets such as the Commercial Security and Retail markets.

Cost of Revenue and Gross Margin

	Six Months Ended June 30,		$ Change	% Change
	2015	2016
	(Unaudited, dollars in thousands)
Cost of revenue	$1,007	$620	$(387)	(38.4)%
Gross margin	83.0%	84.8%		1.8

In the six months ended June 30, 2016, cost of revenue decreased by $387,000, or 38.4%, compared with the prior year period. The decrease in cost of revenue was attributable primarily to a $0.4 million decrease in media processing costs in the current period resulting from a reduction in the amount of media processed for our public media index.

Cost of revenue on our SaaS consists primarily of fees paid to our vendors to process, transcribe and store media and also includes cloud infrastructure fees. Our arrangements with vendors typically require us to pay fees based on the volume of media that we process, and/or based on computing time, storage and reserved computing capacity. Cost of revenue also includes hourly fees charged by our third party providers of cognitive engines, which are generally based upon the volume of media, as measured in duration of media, that their engines process via our VAIP. Gross margin percentages were relatively consistent during the six months ended June 30, 2015, as compared with the six months ended June 30, 2016.

Operating Expenses

	Six Months Ended June 30,		$ Change	% Change
	2015	2016
	(Unaudited, dollars in thousands)
Sales and marketing	$2,617	$3,431	$814	31.1%
Research and development	1,899	3,131	1,232	64.9
General and administrative	2,977	6,820	3,843	129.1

Total operating expenses	$7,493	$13,382	$5,889	78.6

Percentage of revenue:
Sales and marketing	44.2%	84.0%
Research and development	32.1	76.6
General and administrative	50.3	166.9

Sales and marketing. The increase in sales and marketing expense in the six months ended June 30, 2016 compared with the prior year period was attributable primarily to an increase in personnel costs resulting from a 47% net increase in headcount in the current period, as we continued to expand our media services sales efforts and build our SaaS licensing sales organization across several vertical markets.

Research and Development. The increase in research and development expenses in the six months ended June 30, 2016 compared with the prior year period was attributable primarily to increases in third-party software development costs and engineering and product personnel costs as we continued to focus on enhancing our existing products and developing and introducing new products and other technical functionality.

General and Administrative. The increase in general and administrative expenses in the six months ended June 30, 2016 compared with the prior year period was attributable primarily to an increase of approximately $1.5 million in personnel costs resulting from an increase in headcount, a $1.5 million increase in stock-based compensation expense for share issuances to existing stockholders, and a $0.6 million increase in legal and accounting fees associated with our financing activities, litigation, development of our intellectual property, and the completion of our 2014 and 2015 audited financial statements.

Comparison of the Period from June 13, 2014 (Inception) to December 31, 2014 and the Year Ended December 31, 2015

The Company commenced operations on June 13, 2014. Due to the difference in the 2014 and 2015 reporting period lengths, the statement of operations and statement of cash flows information for those periods included herein are not directly comparable.

Net Revenue

	Period from June 13, 2014 (Inception) to December 31, 2014	Year Ended December 31, 2015	$ Change	% Change
	(dollars in thousands)
Media advertising revenues, net	$4,553	$13,887	$9,334	205.0%
SaaS revenues	—	41	41	100.0

Net revenue	$4,553	$13,928	$9,375	205.9%

Media Advertising Revenues, Net. Media advertising revenues for the year ended December 31, 2015 and for the period from June 13, 2014 (inception) to December 31, 2014 were comprised primarily of revenues generated from services performed under advertising contracts with our media clients. We typically receive a percentage of the total fees relating to the advertising placement by these customers with selected media sources.

SaaS Revenues. We commenced commercial licensing of our aiP in April 2015. SaaS licensing revenues are derived from licensing contracts, which typically include both a fixed and usage-based license fee that is based upon our customers’ level of usage of our platform’s cognitive engines. SaaS licensing arrangements and time-based software subscriptions generally have an initial term ranging in duration from one year to 48 months and are renewable on an annual basis.

Cost of Revenue and Gross Margin

	Period from June 13, 2014 (Inception) to December 31, 2014	Year Ended December 31, 2015	$ Change	% Change
	(dollars in thousands)
Cost of revenues	$78	$1,860	$1,782	2,284.6%
Gross profit	4,475	12,068	7,593	169.7%
Gross margin	98.3%	86.6%		(11.7%)

In the year ended December 31, 2015, cost of revenue increased approximately $1.8 million or over 100%, compared with the period from June 13, 2014 (inception) to December 31, 2014, due primarily to an increase in the volume of processed media. In the 2014 and 2015 periods, cost of revenue was comprised primarily of fees paid to our vendors related to processing media and creative production, and also included cloud infrastructure fees. Our arrangements with vendors typically require us to pay fees based on the volume of media that we process, and / or based on computing time, storage and reserved computing capacity. Cost of revenue also includes hourly fees charged by our third party providers of cognitive engines, which are generally based upon the time their engines are used on our aiP.

Operating Expenses

	Period from June 13, 2014 (Inception) to December 31, 2014	Year Ended December 31, 2015	$ Change	% Change
	(Unaudited, dollars in thousands)
Operating expenses:
Sales and marketing	$1,458	$5,736	$4,278	293.4%
Research and development	1,540	5,104	3,564	231.4
General and administrative	3,934	7,018	3,084	78.4

Total operating expenses	$6,932	$17,858	$10,926	157.6%

Sales and marketing. The increase in sales and marketing expenses was attributable primarily to an increase in personnel expenses resulting from a net increase in headcount of approximately 50% in 2015.

Research and Development. The increase in research and development expenses was attributable primarily to a $1.6 million increase in personnel costs resulting from a net increase in headcount of approximately 47% in 2015, and a $1.7 million increase in third party software development and consulting costs.

General and Administrative. The increase in general and administrative expenses was attributable primarily to a $1.0 million increase in personnel costs resulting from a net increase in headcount of approximately 53% in 2015 and a $2.5 million increase in corporate and administrative costs including professional services, consultants, facilities, recruiting and travel costs.

Results and Seasonality

The following table sets forth our historical quarterly results of operations as well as certain operating data for each of the eight quarters ended June 30, 2016. This unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this document, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented. The quarterly data should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly statements of operations data for each of the eight quarters ended June 30, 2016, as well as the percentage that each line item represents of our revenue for each quarter presented. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus, and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our audited consolidated financial statements included in this prospectus. The sum of the quarterly amounts may not agree to the annual or six month amounts presented elsewhere in this document due to rounding.

	Quarter Ended
	Sept 30, 2014	Dec 31, 2014	Mar 31, 2015	June 30, 2015	Sept 30, 2015	Dec 31, 2015	Mar 31, 2016	June 30, 2016
			(unaudited, in thousands)
Consolidated Statements of Operations:
Net revenues	$2,117	$2,437	$2,684	$3,235	$5,387	$2,621	$2,076	$2,011
Cost of revenues	33	46	463	544	436	417	320	299

Gross profit	2,084	2,391	2,221	2,691	4,951	2,204	1,756	1,712
Operating expenses:
Sales and marketing(1)	756	702	1,225	1,392	1,710	1,408	1,616	1,815
Research and development(1)	799	742	842	1,056	1,363	1,843	1,506	1,625
General and administrative(1)	2,040	1,894	1,306	1,672	1,870	2,171	2,036	4,783

Total operating expenses	3,595	3,338	3,373	4,120	4,943	5,422	5,158	8,223

(Loss) income from operations	(1,511)	(947)	(1,152)	(1,429)	8	(3,218)	(3,402)	(6,511)
Other income (expense), net	3	3	4	3	4	74	(31)	4

(Loss) income before provision for income taxes	(1,508)	(944)	(1,148)	(1,426)	12	(3,144)	(3,433)	(6,507)
Provision for income taxes	3	3	1	1	1	1	2	1

Net (loss) income	$(1,511)	$(947)	$(1,149)	$(1,427)	$11	$(3,145)	$(3,435)	$(6,508)

(1) Includes stock-based compensation expense as follows:

	Quarter Ended
	Inception to Sept 30, 2014	Dec 31, 2014	Mar 31, 2015	June 30, 2015	Sept 30, 2015	Dec 31, 2015	Mar 31, 2016	June 30, 2016
	(unaudited, in thousands)
Sales and marketing	$—	$—	$20	$20	$20	$20	$24	$24
Research and development	—	—	5	5	5	5	6	6
General and administrative	—	59	6	7	7	7	7	1,451

Total	$—	$59	$31	$32	$32	$32	$37	$1,481

	Quarter Ended
	Sept 30, 2014	Dec 31, 2014	Mar 31, 2015	June 30, 2015	Sept 30, 2015	Dec 31, 2015	Mar 31, 2016	June 30, 2016
	(unaudited)
Consolidated Statements of Operations, as a percentage of revenue*
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	1.5	1.9	17.3	16.8	8.1	15.9	15.4	14.9

Gross margin	98.5	98.1	82.7	83.2	91.9	84.1	84.6	85.1

Operating expenses:
Sales and marketing(1)	35.7	28.8	45.6	43.0%	31.8	53.7	77.8	90.3
Research and development(1)	37.7	30.4	31.4	32.7	25.3	70.3	72.6	80.8
General and administrative(1)	96.4	77.7	48.6	51.7	34.7	82.8	98.1	237.9

Total operating expenses	169.8	136.9	125.6	127.4	91.8	206.8	248.5	409.0

(Loss) income from operations	(71.3)	(38.8)	(42.9)	(44.2)	0.1	(122.7)	(163.9)	(323.9)
Other income (expense), net	0.1	0.1	0.2	0.1	0.1	2.8	(1.5)	0.2

(Loss) income before provision for income taxes	(71.2)	(38.7)	(42.7)	(44.1)	0.2	(119.9)	(165.4)	(323.7)
Provision for income taxes	0.1	0.1	0.1	0.0	0.0	0.1	0.1	0.1

Net (loss) income	(71.3)%	(38.8)%	(42.8)%	(44.1)%	0.2%	(120.0)%	(165.5)%	(323.8)%

*	Columns may not add up to 100% due to rounding.

Quarterly Trends

Our quarterly revenue fluctuated in each period presented due primarily to the seasonality of the advertising business and the loss of a significant customer in 2015, who brought their national endorsed radio planning in-house. Our net revenues in the quarter ended September 30, 2015 increased due to one customer’s advertising campaign linked to the start of the pro football season, which was not duplicated in the third quarter of 2016. The trend for the SaaS licensing business, while a small percentage of our overall revenues to date, has increased in each quarter in 2016, due primarily to the adoption of our VAIP by customers and our sales and marketing efforts to acquire new customers.

Our operating expenses have increased primarily to support our continued investment in our product. We expect to incur increased sales and marketing expenses related to promoting and acquiring customers in the second half of 2016 as well. General and administrative expenses for the quarters include charges for legal and accounting fees associated with our financing activities, litigation, development of our intellectual property, and the completion of our 2014 and 2015 financial statement audits.

Liquidity and Capital Resources

To date, our principal sources of liquidity have been the net proceeds we received from private sales of equity securities, borrowings on existing credit facilities and payments received from customers using our products and services. From our inception through September 30, 2016, we have completed one round of equity financing through the sales of shares of our convertible preferred stock for total net proceeds of $15.0 million and have drawn $10 million from our existing credit facility. We believe that our cash and cash equivalents balances, amounts available for borrowing under our credit facility and the cash flows generated by our operations will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Credit Facility

Investment Agreement. On August 15, 2016, we entered into an Investment Agreement with Acacia that provides for Acacia to make up to a $50 million investment in our Company consisting of both debt and equity components. Pursuant to the Investment Agreement, we entered into the Acacia Note, which provides for up to $20 million in borrowings through two $10 million advances, each bearing interest at the rate of 6.0% per annum. On August 15, 2016, we borrowed $10 million that has a one-year term (the “First Loan”) and, in November 2016, we plan to borrow the remaining $10 million (the “Second Loan”) that also has a one year term. The maturity date of the First Loan will be automatically extended to the maturity date of the Second Loan. The Acacia Note is secured by essentially all of our assets with the collateral provisions set forth in a Security Agreement dated August 15, 2016. Acacia has agreed that, in December 2016, (a) all outstanding principal and accrued interest under the Acacia Note will be converted into 2,458,650 shares of Class A common stock (which includes accrued interest through September 30, 2016), and (b) it will exercise the Acacia Primary Warrant in full to purchase 3,749,124 shares of Class A common stock at an exercise price per share of $7.9817. Pursuant to the Investment Agreement, we have issued or will issue to Acacia additional warrants to purchase an aggregate of 1,606,185 share of Class A common stock at a weighted-average exercise price of $8.07.

Cash Flow Analysis

A summary of our operating, investing and financing activities is shown in the following table:

	Period from June 13, 2014 (Inception) to December 31, 2014	December 31, 2015	Six Months Ended June 30,
			2015	2016
			(unaudited)
Cash provided by (used in) operating activities	$7,486	$2,403	$1,717	$(15,625)
Cash provided by (used in) investing activities	1,619	(494)	(7)	—
Cash provided by (used in) financing activities	9,642	(1,459)	(1,419)	13

Net increase (decrease) in cash and cash equivalents	$18,747	$450	$291	$(15,612)

Net Cash Provided by (Used in) Operating Activities

In the six months ended June 30, 2016, cash used by operating activities consisted primarily of our net loss of approximately $9.9 million adjusted for non-cash items, including approximately $1.5 million of stock-based compensation expense and approximately $7.4 million of cumulative changes in operating assets and liabilities. With respect to changes in operating assets and liabilities, accounts payable, other liabilities and customer advances decreased approximately $4.3 million due to decreases in transaction volumes and shorter payment cycles on outstanding accounts payable with several of our major vendors. Accounts receivable and prepaid expenses increased approximately $3.2 million, due primarily to the cyclical nature of the advertising business.

In the six months ended June 30, 2015, cash provided by operating activities consisted primarily of our net loss of approximately $2.6 million adjusted for non-cash items, including approximately $0.1 million of stock-based compensation expense and approximately $4.2 million of cumulative changes in operating assets and liabilities. With respect to changes in operating assets and liabilities, accounts payable and other liabilities increased approximately $8.5 million, which was due primarily to increases in transaction volumes and longer payment cycles to vendors. Accounts receivable and prepaid expenses increased approximately $4.3 million, which was due primarily to the cyclical nature of the advertising business.

For the year ended December 31, 2015, cash provided by operating activities consisted primarily of our net loss of $5.7 million adjusted for non-cash items, including $0.1 million of stock-based compensation expense and $7.9 million of cumulative changes in operating assets and liabilities. With respect to changes in operating assets and liabilities, accounts payable and other liabilities increased approximately $6.5 million, which was due primarily to longer payment cycles to vendors. Accounts receivable and prepaid expenses decreased approximately $1.4 million, which resulted primarily from the decrease in revenues and the timing of cash receipts from certain of our larger customers, as well as lower pre-payments for future advertising and certain prepaid operating expenses.

For the period from June 13, 2014 (inception) to December 31, 2014, cash provided by operating activities consisted primarily of our net loss of $2.5 million and $9.9 million of cumulative changes in operating assets and liabilities. With respect to changes in operating assets and liabilities, accounts payable and other liabilities increased approximately $7.0 million and deferred revenue increased $1.1 million, due primarily to increases in transaction volumes and extended payment cycles on outstanding accounts payable with several of our major vendors. Accounts receivable and prepaid expenses decreased approximately $1.8 million, which resulted primarily from the timing of cash receipts from certain of our larger customers, as well as lower pre-payments for future advertising and certain prepaid operating expenses.

Investing Activities

	Period from June 13, 2014 (Inception) to December 31, 2014	December 31, 2015	Six Months Ended June 30,
			2015	2016
			(unaudited)
	(in thousands)
Cash provided by (used in) investing activities:
Additions to property, equipment and improvements	$(40)	$(22)	$(7)	$—
Capitalized software costs	—	(471)	—	—
Cash acquired through acquisition of ROIM	1,659	—	—	—

Net cash provided by (used in) investing activities	$1,619	$(493)	$(7)	$—

In the six months ended June 30, 2016 and June 30, 2015, cash used in investing activities was insignificant. In the year ended December 31, 2015, cash used in investing activities was $494,000, which consisted primarily of expenditures for the development of our software platform. In the period from June 13, 2014 (Inception) to December 31, 2014, cash provided by investing activities was $1.6 million, which was due to the cash balance on hand at ROIM at the time of the RAC Merger.

Financing Activities

	Period from June 13, 2014 (Inception) to December 31, 2014	December 31, 2015	Six Months Ended June 30,
			2015	2016
			(unaudited)
	(in thousands)
Cash provided by (used in) financing activities:
Proceeds from the issuance of Series B Preferred Stock	$14,527	$—	$—	$—
Proceeds from exercise of stock options	—	—	—	13
Payment for stock repurchase	—	(1,459)	(1,419)	—
Repayment of notes assumed in RAC merger	(4,885)	—	—	—

Net cash provided by (used in) financing activities	$9,642	$(1,459)	$(1,419)	$13

In the six months ended June 30, 2015, cash used in financing activities was $1.4 million, which was paid to repurchase shares of our common and preferred stock. In the year ended December 31, 2015, cash used in financing activities was $1.5 million, which consisted primarily of the repurchase of common and preferred shares described above. In the period from Inception to December 31, 2014, cash provided by financing activities was $9.6 million, which included net cash proceeds of $14.5 million received from the issuance of preferred stock in connection with the Company’s initial capital funding and $5.0 million used to repay debt that we assumed pursuant to the RAC Merger.

Contractual Obligations

The following table sets forth, as of June 30, 2016, our contractual obligations by period.

	Payments Due by Period
	(in thousands)
	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
Debt obligations	$—	$—	$—	$—
Operating lease obligations	301	—	—	301

Total	$301	$—	$—	$301

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Quantitative and Qualitative Disclosure of Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities as follows:

Foreign Currency Risk

To date, all of our revenue and expenses have been primarily based in the U.S. and in U.S. dollars. Therefore, we have not been exposed to foreign exchange rate fluctuations.

Interest Rate Risk

We had cash and cash equivalents of $3.6 million as of June 30, 2016, which consisted of bank deposits and money market funds. The cash and cash equivalents are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Impact of Inflation

We do not believe that inflation has had a material effect on our business.

Jumpstart Our Business Startups Act of 2012 (JOBS Act)

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous six years; or (d) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

BUSINESS

Overview

Veritone has developed a proprietary Veritone Artificial Intelligence Platform that unlocks the power of AI-based cognitive computing so that unstructured audio and video data can be processed, transformed and analyzed in a seamless, automated manner to generate actionable intelligence. Our cloud-based open platform integrates an ecosystem of a variety of best-of-breed cognitive engines, which can be orchestrated together, to reveal valuable multivariate insights from vast amounts of audio and video data.

Our VAIP incorporates patented technology to manage and integrate a wide variety of AI processes to mimic human cognitive functions such as perception, reasoning, prediction and problem solving in order to quickly, efficiently and cost effectively transform unstructured data into structured data. Our VAIP stores the cognitive results in a searchable, time-correlated database to create a rich, online, searchable library of video and audio, enabling users to analyze the data in near real-time to drive business decisions and insights.

Our mission is to bring the power of AI-based cognitive computing to enterprises of all sizes through a cloud-based platform that integrates multiple cognitive engine capabilities in a single platform. Our scalable platform features an open architecture that can quickly add additional cognitive engines, and can be easily leveraged for a broad range of industries that capture or use audio and video data, including, without limitation, media, politics, legal, law enforcement and other commercial and retail vertical markets. By offering our VAIP solution via a SaaS delivery model within a real-time, intuitive framework, we believe we have modernized what historically has been a time-consumming, labor intensive and expensive process that previously could only be accessed via closed database systems that were cumbersome and difficult to scale.

Industry Background

According to Gartner, Inc., 80% of the world’s data is unstructured and cannot be easily and efficiently searched, accessed or utilized. Unstructured data continues to grow at an accelerating rate and represents the vast majority of all data created, with 90% of the world’s data being created in the past two years. IDC predicts that the total amount of digital data created worldwide will grow from 4.4 zettabytes in 2013 to 44 zettabytes in 2020. Enterprises, including businesses and government agencies, recognize the utility of leveraging this rapid proliferation of data and are turning to artificial intelligence and analytics to increase their capabilities and efficiency. However, such enterprises lack the proper tools to collect, organize, access and analyze the rapidly growing variety, velocity and volume of data in real-time.

According to IDC, the worldwide revenue from the market for cognitive systems and artificial intelligence is expected to grow from approximately $8 billion in 2016 to more than $47 billion in 2020. AI systems, particularly cognitive systems based upon machine and deep learning, are increasingly being designed to adapt and make sense of the complexity and unpredictability of unstructured data, such as text, audio and video. Deep learning enables computers to discern patterns in large sets of data without being told what to look for. These systems can “read” text, “see” images and “hear” natural speech, and in turn interpret that information, organize it and offer explanations of what it means, along with the rationale, conclusions and applicable recommendations for such information. These systems can also improve the accuracy of their results with training and use.

Most current AI-based solutions focus primarily on a single or narrow set of cognitive engines, which limits the amount and type of metadata that can be extracted and the nature of inquiries and analyses that can be performed. Only a few companies have the capability to analyze and correlate the results from multiple classes of cognitive engines, but we believe that such companies require the data to be ported to their own proprietary engines, thereby preventing them from accessing a multitude of third party cognitive resources. As a result, most current AI-based solutions are limited due to the difficulties in concurrently accessing large amounts of data in an efficient and cost-effective manner and their inability to perform complex multivariate searches across different vendor agnostic cognitive engines.

Our Solution

Veritone’s innovative AI-based ecosystem incorporates best-of-breed cognitive engines on a single cloud-based platform to process information in volumes and at speeds that can far exceed human cognitive processes. Our proprietary technology enables users to run comprehensive, multivariate, integrated queries, correlations and analyses in near real-time across disparate cognitive engines. In addition, by using a number of engines from different providers within the same class and across different classes, our AI system can generate extensive and varied training data to more efficiently learn and thereby quickly improve accuracy and analyses. A key principle of AI-based systems is that the more data that is ingested and processed, the better the accuracy and predictive value that can be achieved.

Our VAIP is an open architecture system that allows third-party developers to easily integrate additional cognitive engines and applications within our platform, which makes our solution readily scalable for a broad range of processes and vertical markets. We plan to add additional cognitive engines in a variety of categories to ensure that users can access a broad selection of capabilities across the classes of cognition, all of which can be accessed via a simple, easy-to-use and tightly integrated platform. Our goal is to create a broad ecosystem, offering all major cognitive engine capabilities on a single open and integrated platform.

Currently, we incorporate over 30 best-of-breed cognitive engines of various classes and types from multiple third party vendors, including Google, IBM, Microsoft, Nuance, and Hewlett Packard, among others, in addition to several Veritone developed cognitive engines. We continually seek to add new cognitive engines to ensure that users can have the best selection of capabilities across multiple vendors. These cognitive engines use advanced algorithms to capture and extract data and provide analytics on the contents of such media files for a variety of cognitive capabilities including, but not limited to, transcription, speech/voice recognition, facial and object recognition, sentiment analysis, voice fingerprinting, and data analytics. By using multiple cognitive engines to process their data, users can gain more accurate and in-depth analysis than can be generated from single engine solutions. Our platform integrates multiple cognitive engines to provide this analysis more efficiently and cost effectively.

We have, and are developing, proprietary Conductors to analyze media files and intelligently route them to the most appropriate cognitive engines within a cognitive class to improve the performance, cost, and speed of the data analysis process, enabling users to achieve higher accuracy and derive more robust intelligence from their media. Our Conductor for voice-to-text transcription uses multiple machine learning algorithms, including deep learning neural networks, to train, test, and validate datasets to predict the best transcription engine for the user’s specific media. We are currently working to expand this capability to other cognitive classes, including object detection.

Once media has been processed on our platform, we store the results of the cognitive engine processing in a searchable, time-correlated temporal elastic database (TED), allowing users to have a rich, online searchable library of their media. TED provides immediate access to processed media through a dynamic multivariate toolset that enables queries of all elements within, around and derived from the media. TED’s architecture leverages several commercial, open source, distributed and non-relational databases with proven scalability and performance characteristics.

Our VAIP encompasses the following processes:

•	Ingestion: Unstructured data is captured in a myriad of formats. Our aiP captures and ingests public and private media (audio and video data in most digital formats and various sources) through various adapters that are specific to each ingestion source. We have developed special purpose adapters, internally and via third party developers, to enable the seamless ingestion of large data sets into our VAIP from the most popular data sources and formats, such as Google Drive, DropBox, Box, YouTube, RSS, FTP and http://stream. We plan to continue to expand our current collection of adapters to enable the capture of nearly all media forms and sources of media.

•	Processing: Once the media is captured into our aiP through the ingestion process, we transform (transcode) the media into a format for processing. The media is then run through one or more cognitive engines depending on the information and analysis desired by the end user, which extract and/or add useful metadata from and to the media. The cognitive engines in our ecosystem currently include the following cognitive classes: transcription, object detection, facial recognition, logo recognition, translation, image recognition, sentiment analysis, and voice fingerprinting.

•	Proprietary Indexing and Storage: The metadata produced by our cognitive processing is indexed and stored in a temporal elastic database that correlates disparate metadata derived from various cognitive engines across our platform or from third-party data sets. The temporal aspect of the database design is essential to its power to correlate time based audio and video streams. We can dissect and analyze any of the media files and metadata therein, producing a multi-dimensional index for ease of search, discovery and analytics.

•	Applications and Cognitive Analytics. Once the media has been indexed and stored, cognitive analytics can be deployed to uncover relationships, enable insights and recommend actions. We have developed four SaaS-based applications to facilitate the use of our platform and enable users to discover patterns across a diverse set of media to correlate data, optimize objectives, and provide near real-time insights. Our hosted applications enable users to process and manage media files within our platform, run cognitive processes against their media files, access and find the data they need, share media internally or externally and review any chosen media file or clip,

Our Services and Target Markets

Media Advertising Services

Veritone’s founders are pioneers in digital advertising and leaders in the industry, who founded several high profile businesses in the media industry including AdForce (acquired by CMGi), 2CAN Media (acquired by CMGi), and dMarc Broadcasting (acquired by Google). At the time Veritone was founded in 2014, we acquired a full service audio advertising agency, which is now Veritone’s wholly-owned subsidiary, Veritone Media, Inc. Veritone Media creates and places native and traditional advertising and specializes in host-endorsed and influencer advertising, providing unmatched service, technology and performance. Our services include media planning and strategy, media buying and placement, campaign messaging, clearance verification and attribution, and custom analytics. In 2015, Veritone Media placed over $100 million in media advertising for our advertising clients, which included Uber Technologies, Inc., 1-800 flowers.com, Inc., Dollar Shave Club, DraftKings, Audible (Amazon) and others.

We initially used our VAIP to help our advertisers improve their media placements and maximize the return on their advertising spending using real-time ad verification and media analytics. Using our aiP, we can manage, deliver, optimize, verify and quantify native and spot-based advertising campaigns and content distribution for our clients across multiple channels, including broadcast radio, satellite audio, streaming audio, YouTube (digital video), and podcasting. Although we intend to focus on our SaaS business, we plan to continue to provide advertising placement services.

SaaS Solutions

Media SaaS. We commenced commercial licensing of our SaaS solutions in April 2015 to provide media owners and broadcasters with visibility on ad placements and the effectiveness of their media campaigns. We license access to our platform via a SaaS model directly to such media owners and broadcasters, which include, but are not limited to, radio and television stations, advertising agencies, advertisers, sports and entertainment properties and networks. In addition, our SaaS customers use our solutions to automatically index and organize their audio and video content so that they can search, discover and analyze their media for programming and optimization across their web sites, podcasts and social media channels. We also license access to our Veritone Media Index to broadcasters, media owners, and other advertising agencies.

For broadcast clients and media owners, we generally take the actual audio and/or video feeds directly from the client and ingest them into our VAIP. Next, the media is run through various cognitive engines such as transcription and logo detection, where the resulting data becomes searchable and actionable. Our clients can index their content down to the second or frame, to provide near real-time ad verification, content segmentation, and integrated audience analytics. Our aiP allows our clients to optimize their advertising spending across various media channels with near real-time ad verification and integrated audience analysis. Broadcasters and other media clients can also create new short-form and on-demand products to extend customer engagement, search and discovery and monetization. In addition, based on learning generated by our cognitive engines, these media clients can efficiently create new programmatic content, tailored towards specific users.

Politics. In the Politics vertical market, Veritone’s VAIP enables political organizations such as campaigns, political consultants, elected officials, Committees, PACs, SuperPACs, and special interest groups to analyze public and private media, conduct research, and provide access to previously inaccessible data. Our platform can transform multiple media sources (broadcast radio, TV, YouTube, podcasts, and customers’ own media) and apply the relevant cognitive engines to provide previously untapped resources of critical information that can be easily searchable and acted upon by political organizations in near real-time. Our aiP, including the Veritone Media Index, gives political operatives tools to quickly identify a candidate’s positions on key issues, identify flip-flopping or inconsistencies, understand local sentiment, and rapidly clip and share public media coverage on social media or in email campaigns for rapid response. In addition, organizations with large archives of their own private media (such as speeches and tracker videos) can easily search for content not just by keyword but also by facial and object recognition, among other things. Our platform can be used throughout the life cycle of a political organization, from exploring a candidacy and fundraising, to shaping a narrative and communicating with voters. According the Campaign Finance Institute, total campaign spending is expected to reach $2.0 billion in 2016. The biggest increase in spending was in non-party independent expenditures, which increased from $105.6 million in 2010 to $387.3 million in 2014. Independent groups have become increasingly prominent in recent years, and the Pew Research Center estimates that they collectively made expenditures of $608 million in the 2012 presidential election cycle and $339 million in the 2014 mid-election cycle.

Legal. Within the Legal market, we are focused initially on eDiscovery, where audio and video content analysis continues to play an increasingly pivotal role in litigation. The eDiscovery segment includes a broad range of software and managed service providers with strong existing capabilities for identifying, collecting and producing electronically stored information, or ESI, primarily from text-based documents, including email. Historically, eDiscovery processing has disregarded audio and video files due to the high cost and complexity involved in automatically identifying relevant keywords, phrases or other details contained therein. Professionals in the legal market face escalating volumes of audio and video content resulting from voice mails, cameras and other digital evidence devices. Our SaaS solution leverages AI and the scale of the cloud, combined with our broad cognitive engine ecosystem, to enable professionals to quickly search and analyze video and audio data at a fraction of the cost of other legal eDiscovery solutions. Our VAIP provides an easy to use and cost-effective, cloud-based solution for storing, organizing and analyzing evidentiary media to help legal professionals quickly find the critical details necessary to win their cases. According to ComplexDiscovery, the market for eDiscovery software and services is estimated to reach $8.3 billion in 2016, with the software segment of that market comprising approximately $2.2 billion, of which approximately 70% is estimated to be delivered via SaaS offerings. We have entered into licensing agreements with three multinational law firms, pursuant to which they are using our platform to analyze the vast amounts of audio and video data evidence in current litigation, which was previously too expensive to access and use effectively.

Law Enforcement and Public Safety. We have recently ported our platform to Microsoft Azure’s secure government cloud, to enable police and other government authorities to organize and gain insight from the large amount of audio and video data they accumulate on a daily basis, including from police body cameras, police car recorders, 911 audio tapes, surveillance cameras and a variety of other digital media technologies. Police across the country are being outfitted with body cameras that can capture volumes of data, but such data largely has not been used other than as back up to protect police and government agencies from potential claims. Eight states have passed laws mandating that video content must be stored for 180 days. We are actively engaged in negotiations with various police departments and certain related agencies to provide access to our SaaS solutions. Our platform should enable police and other government agencies to organize, store, manage and access the data to gain insights on their operations, improve service and training and identify issues.

Other Vertical Markets

The open architecture, modularity and power of our platform make it easy to scale and adapt our solutions to a variety of other vertical markets without significant cost or integration requirements. We are currently developing industry-specific solutions for a broad range of customers to enable them to leverage our platform to analyze public and private audio and video data. The initial other vertical markets that we are planning to pursue include commercial security and retail.

We believe the opportunity for our platform in these markets is driven by the industry’s migration from analog, on-premise security solutions to “VSaaS”—Video Surveillance as a Service, which is a web-hosted, wireless security system that allows users to remotely store, manage, record, play and monitor surveillance footage—entirely in the cloud. The footage is not stored onsite, and users do not need recording software, only an IP camera system, an Internet connection and a VSaaS provider. VSaaS is a remote approach to video surveillance systems, as opposed to an on-site video security system. With VSaaS, IP cameras are installed at the desired location and then stream security footage to the provider’s site. Since VSaaS is managed in the cloud, users can access footage or cameras from anywhere at any time through a desktop, laptop or mobile device. According to                 , by 2020, the global market for video surveillance and VSaaS is expected to be worth approximately $49 billion, with 85% of the market focused on safety and security, and 61% of the market concerned with theft and loss prevention. We believe these verticals can benefit from being able to access and utilize intelligence embedded in audio and video data captured by a variety of sources from closed-circuit television cameras in public spaces, to video surveillance data collected from security cameras and in-store video cameras installed in most major retailers. All of these sources are collecting petabytes of information that can be ingested for analysis, archiving, search and discovery, using machine learning predictive and analytics software. We believe our platform can be easily modified to address these other vertical markets.

Our Competitive Strengths

Our market-based solutions leverage our Veritone Artificial Intelligence Platform to provide our customers with unique data insights into their own media data or other publicly available media. On a daily basis, our VAIP ingests and processes thousands of hours of public media, such as radio, television, podcasts and YouTube, as well as privately sourced media, and transforms the audio and video content into a near real-time searchable, digital index. Our platform was built on the core premise that any AI-based platform must be open, scalable and modular in order to deliver best-in-class solutions to our diverse customer base. Our competitive strengths include the following:

One Open Platform, Integrated Multi-Cognitive Processing. Our open platform allows third-party AI engines to be easily integrated onto our platform and participate in our AI marketplace via an API integration. We currently offer over 30 cognitive engines on our aiP across most major categories of cognition. Our goal is to create a broad ecosystem offering all major cognitive engine capabilities on a single open and integrated platform. This business model enables our customers to send their data to one cloud-based platform, run multiple cognitive processes, correlate the resulting disparate metadata from varying third party engines, and analyze, capture and share results without leaving their Veritone user session. As our business expands, we plan to increase the number of supported instances of our platform within public and private cloud environments and across multiple geographies.

Veritone Proprietary Conductors. Our platform architecture allows us to incorporate proprietary Conductors that manage media and data processing within selected engine classes by choosing and deploying the best cognitive engines to use, based upon performance, cost, and speed, to generate the best results. We have released a Conductor for voice-to-text transcription and are developing Conductors for additional cognitive engine classes, including object and logo recognition. We maintain data on the relative performance of each transcription engine in our ecosystem, which we believe will enable us to automatically select, in near real-time, the engines to deploy based upon our automated review of the media being processed, including any metadata therein.

Multi-Tenant Architecture. Our multi-tenant architecture enables all of our customers to operate on our platform while securely partitioning their application usage and data. This enables all of our customers to benefit from rapid computing, reduced costs, and economies of scale that are inherent in cloud-based computing environments.

Secure. Our VAIP is run and executed within “containers” that are secure and encrypted when the data is at rest and all of the transport of data is encrypted in accordance with industry best practices. We also have a secure, government cloud deployment of our platform within Microsoft Azure’s Government cloud to enable government and public safely related customers to maintain their CJIS (Criminal Justice Information Services division of the FBI) and FedRAMP (Federal Risk and Management Platform) compliance when using our aiP. We plan to continue to follow industry best practices that govern access to our platform to ensure that private media remains behind appropriate firewalls.

Cloud Independent. Our platform currently resides on Amazon’s Web Services cloud, and we have recently deployed our platform to run on Microsoft Azure’s government cloud as well. Azure is a secure cloud that should allow us to address the needs of the public safety markets. We believe we will be able to deploy our platform on a variety of cloud infrastructures and within varying geographic regions and countries, which will be necessary for future international expansion.

Modular and Industry-Specific Applications. The modular structure of our platform enables rapid development of applications that convert customer data into actionable insights relevant for different markets. We have created and demonstrated the use cases for our media and advertiser applications, which enable customers to solve difficult problems such as programmatic ad verification and tracking of audience measurement correlations, and which provide tools to find, select, and edit long form media content into short-form media shareable on social media. Our platform enables customers and developers to write applications on our platform that address specific customer use cases. One example of an application under development or evaluation in new vertical markets is in-store retail intelligence. In retail environments, efforts are underway to help retailers seeking to gain intelligence from in-store security cameras to invoke our VAIP to ingest, process and analyze video footage and correlate customer traffic and in-store location patterns with check-out and register data. Having immediate access to this enhanced intelligence should allow retailers to more fully understand customer interests to ascertain which SKUs are attracting interest and moving to the register in near-real time.

Our Growth Strategies

We plan to expand our market presence and business by pursuing the following growth strategies:

Expand Revenues and Gain Broad Market Acceptance for Our SaaS Solutions. We plan to use a portion of the proceeds of this offering to expand our sales and marketing capabilities and branding campaign to aggressively pursue wider recognition for our technology and capabilities. In this regard, we plan to expand our direct sales team, leverage relationships with leading value-added resellers (VARs) and strategic independent sales organizations to expand sales and generate new customers. We also recently launched our self-service website, so that users can begin to access our platform directly through the internet on a limited basis. Our goal is to expose a large number of consumers to our capabilities and features.

Increase Penetration in Existing Markets. We plan to continue to enhance our relationships within our existing target markets to expand our penetration of those accounts and grow our SaaS offerings in these markets. In this regard, we plan to align with leading providers in each of our key vertical markets.

Expand into Other Vertical Markets. We plan to drive greater awareness and adoption of Veritone by enterprises across our existing target markets, as well as by other markets such as the Commercial Security and Retail industries. We intend to increase our investment in sales and marketing to meet evolving customer needs in these targeted markets.

Continue Significant Investment in our Technology Platform. We plan to continue to invest in building new software capabilities and extending our platform to bring the power of contextual communications to a broader range of applications, with expanded functionality and capabilities. In the past three months, we have added 13 cognitive engines to our platform and are working to expand our Conductor’s capabilities to work with additional classes of cognitive engines. We also plan to further expand the feature sets of our platform for specific markets and enhance our overall capabilities.

Selectively Pursue Acquisitions and Strategic Investments. We plan to selectively pursue acquisitions and strategic investments in businesses and technologies that strengthen our platform, enhance our capabilities and/or expand our market presence in our core vertical markets.

Our Technology

Ingestion and Adapters. Our aiP enables developers to extend the platform via developer modules called Adapters, which are pluggable software components that can be written by any developer and added to the Veritone aiP. Adapters are specific to the ingestion source type and allow for media from that source to be processed via the Veritone recording infrastructure and flow through our VAIP.

We have built a scalable, source and type agnostic media ingestion process that utilizes adapters, which are lightweight software modules purpose-built to capture media from wherever it resides, to ingest media into our VAIP for further processing, actions and analytics. Our ingestion platform includes an adapter module framework that allows our ingestion system to dynamically load any external source adapter (i.e. Microsoft OneDrive, DropBox, Box, Google Drive, HTTP/RTSP/RTMP Streams, etc.) and download/stream and ingest the source media automatically.

Our system also supports dynamic adapter module loading, unloading, and upgrading from external sources (such as Node Package Manager (NPM)) and automated clustering and scalability based on ingestion source load, and intelligent streaming from sources with live transcoding and storage to multiple destinations.

The ingestion and recording platform uses a proprietary streaming server known as a Pacman to continue to stream/download and ingest media from its configured source utilizing the source adapter. Depending on the adapter, the mechanism for receiving the new media may be push, event based or a polling delta cursor. For stream-based adapters, the adapter connects and stores the stream at scheduled intervals.

Our VAIP integrates four primary classes of cognitive capabilities in our platform: (i) media ingestion and transformation; (ii) cognitive processing; (iii) proprietary indexing, correlation and storage; and (iv) application, which includes prediction and analysis. In addition to the foregoing primary classes of cognitive capabilities, engines are also divided into additional classes based on their requirements for processing and anticipated outputs:

•	Primary Engines. Primary cognitive engines require no prerequisite cognitive engine data from other engines. All primary cognitive engines write data that is correlated to the media being processed. Primary cognitive engines may not use more than one media type, but can use metadata, third party data, libraries and Conductor data.

•	Secondary Engines. Secondary cognitive engines require prerequisite cognitive engine data from other engines to run. All secondary cognitive engines write data that is correlated to the media being processed. Secondary cognitive engines may not use more than one media type, but can use metadata, third party data, libraries and conductor data.

•	Cluster Engines. Cluster cognitive engines may run against multiple media sources. They may write their output to 1-n media files that they were run against. These cognitive engines have all the other operating characteristics of Secondary cognitive engines.

Distributed Computing SaaS Platform. Cognitive engines are generally executed in a robust distributed computing environment for processing. As cloud computational speed, power and scalability have dramatically improved, we have capitalized on this trend by creating the first cloud-based software platform to ingest audio and video media assets from wherever they reside and extract cognitive data produced by a broad range of third party cognitive engine developers, such as Microsoft, Nuance, IBM Watson and HP, among others. We have developed a distributed computing system for the scalable processing of media using cognitive engines, which is built based on POSIX/UNIX principles, and enables us to efficiently achieve massive scale in processing media.

Conductors. We are leveraging the latest developments in artificial intelligence to expand the capabilities of our Conductor technologies to manage and route data through the best engines in each cognitive class. We have created the tools to test and validate the results of voice-to-text transcription engines and automatically select the best cognitive engines to deploy for different types of media, and we are working to expand these capabilities for a variety of other types of cognitive engines. By intelligently routing media through a dynamically generated cognitive workflow consisting of disparate engines from various providers, we expect that, in the future, our Conductors will be able to automatically select the optimal engine in each cognitive class for the user’s specific needs.

Proprietary Indexing. Utilizing our proprietary TED database, we have the unique ability to synthesize various disparate cognitive data in a cohesive, time-based format, allowing users to access intelligence heretofore unattainable from their media. Veritone Search allows for immediate access to media through dynamic, multivariate querying of all of the elements within, around and derived from media. Elements include, but are not limited to, cognitive engine outputs (transcripts, translations, recognized objects and faces, etc), file metadata and user-associated metadata such as content template outputs and freeform tags. The resulting data is indexed in TED in a time-correlated manner, allowing for the synthesis of disparate data in a cohesive, time-based approach. While storage agnostic, TED currently runs on Elasticsearch, leveraging the Apache Lucene inverted index architecture.

Core Applications. We have developed four (4) core applications that comprise the base level services of our aiP and enable users to ingest and manage media files within our VAIP, run cognitive processes against their media files, access and find the data they need, share media internally or externally, review any chosen media file or clip, and analyze the resulting attributes of any media file processed by its cognitive features. Our core applications include the following:

•	Admin. Veritone Admin is an application that enables our users to manage their account settings, users, access and features within an account.

•	CMS. Veritone CMS, or Content Management System, is a hosted application that enables our users to ingest, process, and search their media. The CMS application provides a common workflow for adding media sources, such as various cloud drive providers (DropBox, Box, Google Drive), stream protocols (HTTP, RTMP, RTSP), and others by adding the sources to CMS. Furthermore, cognitive workflows can be assigned to media sources, allowing an automated customized processing of media from each distinct media source. Once media has been ingested into the CMS system, the media can be managed, edited, and further processed by cognitive engines within the application.

•	Discovery. Veritone Discovery is an application within our VAIP that allows users to create and execute direct searches against cognitive engine output, either through predefined queries called Watchlists, or via ad-hoc searches. Once a user has generated a search result from a Watchlist or ad-hoc search, they are able to take several permission-controlled actions. These actions include viewing the media snippet, downloading the snippet, editing the cognitive engine metadata, verifying content in the search results, and sharing the search results and associated media clips individually or including them as part of a Collection.

•	Collections. Veritone Collections is an application within our VAIP that presents groupings of search results or Watchlists in shareable units called Collections. A Collection of search results can be titled and described, then shared externally, via email, link or embedded widget. Users can edit the search results within a Collection from the application before sharing.

Sales and Marketing

As of October 31, 2016, we had 26 full time sales and marketing employees, whose focus is to work together to accelerate the adoption of our aiP, to drive awareness and increase brand recognition of our platform and technologies, to improve new customer acquisitions and to increase revenue from our existing customers.

SaaS Sales and Marketing Strategy. We currently conduct our SaaS sales and marketing activities through a combination of our direct sales force, who primarily focus on particular vertical markets and are supported by our inside sales team, as well as indirect channel partners such as VARs and referral partners. In addition to targeting new customers, our direct sales team is responsible for driving renewals of existing subscriptions as well as increased adoption of our software by existing and new customers. We intend to use a portion of the proceeds from this offering to expand our sales organization based in the United States and to increase international sales, initially in Europe in order to drive greater market penetration in EMEA and APAC. From a marketing perspective, we are focused on increasing our brand name recognition within each of our target vertical markets, and have engaged a third party public relations firm to assist in this process. Our marketing efforts include providing media support to our direct sales force, as well as trade advertising and trade show outreach. Our marketing efforts also include a branding and digital campaign strategy designed to reach both market influencers and the media.

Veritone Media Placement Services. We market and sell our advertising services through a combination of our direct field sales and indirect channel sales. We primarily market and sell directly to advertisers through outbound sales networking and client and partner referrals. Our direct clients include category leaders such as Uber Technologies, Inc.,1-800-flowers.com, Inc. and Dollar Shave Club. Our indirect sales channel consists of referral partners who are mainly advertising agencies or marketing consultants who are unable to provide certain services to their clients, such as radio, Podcast and YouTube placements. In addition to our sales efforts for new clients, we further expand sales opportunities and upsell through our campaign strategists who work directly with our advertising clients to optimize and enhance media spending on advertising campaigns. We plan to continue to expand our domestic sales footprint through the addition of direct sales representatives and campaign strategists.

Competition

The market for AI-enabled solutions is rapidly evolving and highly competitive, with new capabilities and solutions introduced by both large established players such as IBM, Google, Amazon, Microsoft and Salesforce seeking to harness the power of AI across multiple vertical markets or enterprise functions, as well as smaller emerging companies developing point solutions that generally only address a single cognitive category.

SaaS Solutions. We believe the following competitive attributes are necessary for our SaaS offering to successfully compete in the AI industry for corporate, institutional and government customers:

•	Breadth and depth of cognitive capabilities;

•	Ease of deployment and integration;

•	Cognitive performance;

•	Platform scalability, reliability and security;

•	Ability to deploy state-of-the art AI capabilities;

•	Customer support;

•	Strength of sales and marketing efforts; and

•	Cost of deploying and using our products.

We believe that we compete favorably on the basis of the factors listed above. We believe that few of our competitors currently compete directly with us across all of our cognitive capabilities and vertical markets, and that none of our competitors currently deploy an open ecosystem of multiple third party cognitive engines that can be accessed by customers from a single integrated platform.

Our competitors fall into five primary categories:

•	Infrastructure-based cloud computing vendors offering cognitive APIs, such as IBM Watson via Bluemix, Microsoft Cognitive Services via Azure, and Amazon Machine Learning via AWS; typically these solutions provide raw computing and storage solutions across cognitive categories such as translation, transcription, and object detection from which customers can build their own solutions;

•	Large established media services companies with global advertising reach that are also deploying new media analytics technologies to best service the needs of major brands; these include the major ad agencies and their affiliates;

•	Smaller AI-focused vendors offering solutions within a single cognitive category such as Clarifai (object detection), VoiceBase (natural language processing) or Gracenote (audio fingerprinting);

•	Data analytics vendors that offer solutions that recognize patterns, anomalies, and correlations from customer data sets, such as Alpine Data Labs, Alteryx, Angoss Software, Dell, FICO, IBM, Microsoft, Oracle, SAP, and SAS; and

•	SaaS-based integrated vendors focused on a limited set of use cases, such as Deloitte Consulting, as well as smaller providers focused on a particular industry, such as eDiscovery, Politics, video asset management or law enforcement.

Many of the same potential competitors listed above participate in our VAIP ecosystem, enabling their services to be accessed by our customers through our aiP. For example, Veritone leverages cloud computing solutions and storage from Amazon and Microsoft’s Azure, and we also deploy and integrate cognitive APIs from such vendors as IBM, Google, Microsoft, VoiceBase, and Clarifai. Further, within our target verticals, we may be collaborating with companies within the above categories such as platform providers within eDiscovery.

Media Advertising Services. Competitors of our advertising services are mainly traditional advertising agencies that are either large full service agencies or smaller niche agencies with a particular specialization or focus, such as radio media placement. We believe that we currently are, and will continue to, compete successfully against our competitors on several key factors. We are a leader in endorsed radio advertising services and expect to be able to command more of our clients’ advertising budgets as we expand our media services further within digital and television. In addition, we leverage our VAIP to provide our clients with innovative technology that we believe provides them with better analytics and insights into their advertising campaigns than our competitors for better advertising performance and optimization. Lastly, due to our reputation and strength within the industry, we have exclusive relationships with most of our advertising clients for audio related media placement.

Some of our competitors have greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets and larger intellectual property portfolios. As a result, certain of our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, some competitors may offer products or services that address one or a limited number of functions at lower prices, with greater depth than our products or geographies where we do not operate. With the introduction of new products and services and new market entrants, we expect competition to intensify in the future. Moreover, as we expand the scope of our platform, we may face additional competition.

Research and Development

As of June 30, 2016, our research and development organization consisted of 53 dedicated employees, who are responsible for the design, development, testing and certification of our VAIP. The team is comprised of dedicated research employees, software engineers, quality engineers, data scientists, data engineers, site operations engineers, mobile app developers, product managers and user experience designers. We focus our efforts on developing new features and expanding the core technologies that further enhance the usability, functionality, reliability, performance, and flexibility of our platform, as well as allow us to operate in new vertical markets. In addition, we contract with select third-party engineering services to support development and quality assurance testing. We plan to use a portion of the proceeds of this offering to expand our R&D efforts, initially focusing on enhancing our current technologies and developing and supporting other related technologies.

Research and development expenses were $1.5 million for the period commencing June 13, 2014 and ending December 31, 2014, $5.1 million for the year ended December 31, 2015, and $1.9 million and $3.1 million for the six months ended June 30, 2015 and 2016, respectively.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to protect our proprietary technology. We also rely on a number of registered and unregistered trademarks to protect our brand.

As of June 30, 2016, in the United States, we had eight issued patents, which expire between 2028 and 2031, and had 40 patent applications pending for examination and 1 pending provisional application. As of such date, we also had 25 patent applications pending for examination in foreign jurisdictions, all of which are related to our U.S. patents and patent applications. In addition, as of June 30, 2016, we had two registered trademarks in the United States. In addition, we seek to protect our intellectual property rights by implementing a policy that requires our employees and independent contractors involved in development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

Despite our efforts to protect our technology and proprietary rights through intellectual property rights, licenses and other contractual protections, unauthorized parties may still copy or otherwise obtain and use our software and other technology. In addition, we intend to continue to expand our international operations, and effective intellectual property, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, companies in the communications and technology industries may own large numbers of patents, copyrights and trademarks and may frequently threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights. We may face allegations in the future that we have infringed the intellectual property rights of third parties, including our competitors and non-practicing entities.

Regulatory Environment

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations involve privacy, data protection, intellectual property, competition, consumer protection and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. Because global laws and regulations have continued to develop and evolve rapidly, it is possible that we may not be, or may not have been, compliant with each such applicable law or regulation.

Employees

As of June 30, 2016, we had a total of 110 full-time employees and 20 full and part-time consultants. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We have received, and may in the future continue to receive, notices and/or claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us due to defense and settlement costs, negative publicity, reputational harm, diversion of management resources, and other factors.

Facilities

Our principal executive offices are located in Newport Beach, California and consist of approximately 10,500 square feet of office space. We lease our principal executive office pursuant to eight leases, all of which expire in June 2017. Our total payments under these leases are approximately $34,400 per month.

In addition to our principal executive offices, we lease approximately 4,900 square feet in San Diego, California pursuant to a lease that expires in June 2018. Our total payments under this lease are approximately $12,346 per month. We also lease additional office space in New York, New York; San Francisco, California; Los Angeles, California; and Newport Beach, California.

We lease all of our facilities and do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

MANAGEMENT

Below is a list of the names and ages, as of September 30, 2016, of our executive officers and current and prospective directors, and a description of the business experience of each of them.

Name	Age	Position(s)
Executive Officers
Chad Steelberg	45	Chief Executive Officer and Chairman of the Board
Ryan Steelberg	42	President, Veritone Media, and Director
Peter F. Collins	52	Senior Vice President and Chief Financial Officer
Jeffrey B. Coyne	50	Executive Vice President, General Counsel and Secretary

Current Non-Employee Directors
Nathaniel Checketts	33	Director(1)(2)
G. Louis Graziadio, III	66	Director
Christopher J. Oates	47	Director(1)(2)

(1)	Members of Audit Committee
(2)	Members of Compensation Committee

Executive Officers

Chad Steelberg is a co-founder of our Company and has served as our Chief Executive Officer and Chairman of the Board since August 2013. From January 2007 to December 2012, he served as a board member of Brand Affinity Technologies, Inc., a technology and marketing services company. Prior to that, Mr. Steelberg served as the general manager of the Audio Division of Google, Inc. from February 2006 to February 2007. From February 2002 to February 2007, he was the co-founder and Chief Executive Officer of dMarc Broadcasting, an advertising company that was acquired by Google in 2007. Prior to that, Mr. Steelberg was the co-founder and Chief Executive Officer of Adforce, a publicly-traded centralized independent ad-serving company that was acquired by CMGi in 1999. We believe that Mr. Steelberg is qualified to serve on our Board based on his long and successful track record in identifying new market opportunities, creating disruptive technology based companies and leading them to successful exits. In addition, Mr. Steelberg’s intimate knowledge of the day-to-day management and operations of our company provide our Board with an in-depth understanding of the Company. On December 15, 2014, Brand Affinity Technologies, Inc. filed a petition for relief under the Bankruptcy Code commencing the matter of In re Brand Affinity Technologies, Inc., United States Bankruptcy Court for the Central District of California, Santa Ana Division, Case No. 8:14-bk-17244 SC. Chad and Ryan Steelberg previously served as officers, directors and beneficial owners of Brand Affinity Technologies.

Ryan Steelberg is a co-founder of our company and has served as the President of Veritone Media since June 2015. From October 2007 to December 2014, he served as the President and Chief Executive Officer of Brand Affinity Technologies, Inc. Prior to that, Mr. Steelberg served as the Head of the Radio Division of Google from February 2006 to February 2007. From September 2002 to February 2007, he was the co-founder and President of dMarc Broadcasting, an advertising company that was acquired by Google in 2007. We believe that Mr. Steelberg is qualified to serve on our Board because of his extensive experience in the business development, marketing and management of enterprises in the media and digital technology industries. In addition, Mr. Steelberg’s intimate knowledge of our company’s operations and technology provide our Board with an in-depth understanding of the Company.

Peter F. Collins has served as our Senior Vice President and Chief Financial Officer since October 2016. From May 2014 to October 2016, Mr. Collins served as Chief Financial Officer at J. Brand, a premium clothing company and a subsidiary of Fast Retailing. From March 2007 to July 2013, Mr. Collins served as Chief Financial Officer of True Religion Apparel Inc., a publicly traded premium clothing company. From April 2004 to March 2007, he served as divisional vice president, corporate controller and principal accounting officer for Nordstrom, Inc. From 2002 to 2004, Mr. Collins served in various financial roles with Albertson’s, Inc., a supermarket chain, including group vice president and controller. Prior to that, from 1998 until 2002, Mr. Collins was a partner with Arthur Andersen, serving clients in the healthcare, retail, distribution and manufacturing industries.

Jeffrey B. Coyne has served as our Executive Vice President, General Counsel and Secretary since October 2016. From July 2004 to April 2016, Mr. Coyne served as Senior Vice President, General Counsel and Corporate Secretary, with responsibility for legal affairs and human resources, at Newport Corporation, a global supplier of advanced technology products that was acquired by MKS Instruments, Inc., and as Vice President, General Counsel and Corporate Secretary of Newport Corporation from June 2001 to July 2004. Prior to that, Mr. Coyne was a partner in the Corporate and Securities Law Department of Stradling Yocca Carlson & Rauth from January 2000 to June 2001, and was an associate attorney at such firm from February 1994 to December 1999. From November 1991 to February 1994, Mr. Coyne was an associate attorney at Pillsbury Madison & Sutro (now Pillsbury Winthrop Shaw Pittman LLP), an international law firm. Mr. Coyne is a member of the State Bar of California and the Orange County Bar Association.

Directors

Nathaniel Checketts has served as our director since July 2014. Since April 2012, Mr. Checketts has served as the Chief Executive Officer of Rhone Apparel, a producer and distributor of premium men’s sportswear. Since August 2012, he has served as a principal of Checketts Partners Investment Fund, an investment advisor focused on the sports, media and entertainment sectors and became a partner in such fund in May 2014. From March 2013 to January 2016, Mr. Checketts served as a director of ScoreBig, Inc., a ticket vendor for live events. From September 2007 to August 2011, he was the founder and president of Mangia Technologies, a company that provides a platform for sports fans at stadiums to order consumer goods. We believe that Mr. Checketts is qualified to serve on our Board based on his extensive experience and knowledge in developing and managing high-growth companies in the digital media, mobile technology and sports and entertainment industries, as well as his expertise in finance and capital investment transactions.

G. Louis Graziadio, III has served as our director since August 2016. Mr. Graziadio is President and Chief Executive Officer of Second Southern Corp., the managing partner of Ginarra Partners, L.L.C., a closely-held company involved in a wide range of investments and business ventures. Mr. Graziadio is a director of Acacia Research Corporation (“Acacia”), our senior lender. Mr. Graziadio is also Chairman of the Board and Chief Executive Officer of Boss Holdings, Inc., a distributor of work and hunting gloves, rainwear, rain boots, industrial apparel, pet products, specialty merchandise, and wireless accessories for electronic and mobile devices. From 1984 to 2000, Mr. Graziadio served as a director of Imperial Bancorp, the parent company of Imperial Bank, a Los Angeles based commercial bank acquired by Comerica Bank in January 2001. Mr. Graziadio, and companies with which he is affiliated, are significant shareholders in numerous private and public companies in a number of different industries. Since 1978, Mr. Graziadio has been active in restructurings of both private and public companies, as well as corporate spin-offs and IPOs. Mr. Graziadio previously served as a director of True Religion Apparel, Inc., a publicly traded premium clothing company until its sale in July 2013. Mr. Graziadio is also a member of the Board of Directors of World Point Terminals, LP, which owns, operates, develops, and acquires terminal assets relating to the storage of light refined products and crude oil. We believe that Mr. Graziadio is qualified to serve on our Board due to his extensive experience resulting from holding a number of senior management positions at several different companies, as well as his expertise in the area of finance, investment and capital market transactions. In addition, his experience in serving on the boards of directors of public companies will provide our Board with valuable skills and capability to help guide the governance of our company following this offering.

Christopher J. Oates has served as our director since July 2014. Since 2003, Mr. Oates has been the Founder and Managing Director of RimLight, LLC, a privately-held, actively managed investment and strategic advisory firm. Prior to the formation of RimLight, LLC, Mr. Oates held senior level strategic planning, finance and business development positions in both public and private companies where he specialized in the design and implementation of entry strategies for markets throughout Europe, South America and the Middle East, with a primary focus on China, Southeast Asia and the balance of the Asia-Pacific region. Mr. Oates is Founder and Managing Partner of Nio Advisors, LLC, an investment and advisory firm servicing entrepreneurial, growth-based companies, governments and financial institutions operating in emerging, frontier and pre-frontier markets, with a special focus on the greater Middle East. Mr. Oates is the former Chairman of O2K Worldwide Management Group, a multi-service sports marketing agency and currently serves as a director and/or an active advisory board member of a variety of companies in the technology, media, software, mobile and food/beverage sectors. He is a Member of the Board of Trustees of the John G. Shedd Aquarium and an Advisory Board Member at the Rand Corporation’s Center for Middle East Public Policy. We believe that Mr. Oates is qualified to serve on our Board due to his extensive experience and knowledge in strategic transaction, business development and financial management of media and technology companies, which provide valuable insight to the Board with respect to our operations and growth strategies.

Composition of Our Board of Directors

Our Board currently consists of five (5) directors, including our Chief Executive Officer and the President of Veritone Media. Upon the completion of this offering and pursuant to the Voting Agreement as described below, we expect the Board to add four (4) additional independent directors prior to the completion of this offering, for a total of nine (9) directors.

Our Board has determined that except for Messrs. Chad Steelberg, Ryan Steelberg and Louis Graziadio, all of our current board members are independent, as determined in accordance with the rules of NASDAQ and the SEC. In making such independence determination, the Board considered the relationships that each non-employee director has with us and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the fact that Mr. Graziadio is affiliated with Acacia, our senior lender and significant equity investor.

Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements and rules of NASDAQ and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers, except that Mr. Chad Steelberg and Mr. Ryan Steelberg are brothers.

Our certificate of incorporation, as will be in effect immediately prior to the closing of this offering, will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of authorized directors whether or not there exists any vacancies in previously authorized directorships. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office unless otherwise required by law or by a resolution passed by our board of directors. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur.

Voting Agreement

In connection with the recent investment by Acacia in August 2016, we entered into a voting agreement (the “Voting Agreement”) with Acacia and certain of our stockholders, including those entities that are affiliated with our Chief Executive Officer and President (the “Major Stockholders”). Pursuant to the Voting Agreement, upon completion of this offering, our Board will consist of a total of nine (9) authorized directors. During a period of 24 months after the completion of this offering (the “Voting Period”), Acacia shall have the rights to nominate three (3) directors to the Board. In addition, during the Voting Period, Acacia and the Major Stockholders, voting together as a group, will have the right to nominate six (6) directors to the Board. Furthermore, during the Voting Period, Acacia and the Major Stockholders agree to vote all of their shares to elect the nine (9) directors nominated by them pursuant to the Voting Agreement.

Classified Board

Upon completion of this offering, our Board will be divided into three classes, with each director serving a three-year term, and one class being elected at each year’s annual meeting of stockholders. [            ] will serve as Class I directors with an initial term expiring in 2017. [            ] will serve as Class II directors with an initial term expiring in 2018. Ryan and Chad Steelberg will serve as Class III directors with an initial term expiring in 2019.

Audit Committee

Upon completion of this offering, our audit committee will consist of Messrs. Checketts and Oates, and [            ] will serve as the Chairman. SEC and NASDAQ rules require us to have one independent audit committee member upon the listing of our common stock upon completion of this offering, a majority of independent directors on our audit committee within 90 days of the date of this prospectus and an audit committee composed entirely of independent directors within one year of the date of this prospectus. Our Board has affirmatively determined that each of Messrs. Checketts and Oates meets the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 and NASDAQ rules, and we intend to comply with the other independence requirements within the time periods specified. In addition, our board of directors has determined that [            ] will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Each member of the audit committee will be financially literate at the time such member is appointed.

Our Audit Committee is authorized to:

•	approve and retain the independent auditors to conduct the annual audit of our financial statements;

•	review the proposed scope and results of the audit;

•	review and pre-approve audit and non-audit fees and services;

•	review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	recognize and prevent prohibited non-audit services; and

•	establish procedures for complaints received by us regarding accounting matters; and

•	oversee internal audit functions, if any.

The audit committee operates under a written charter that will satisfy the applicable standards of the SEC and NASDAQ and which will be available on our website prior to the completion of this offering at www.veritone.com

Compensation Committee

Upon the closing of this offering, our compensation committee will consist of Messrs. Checketts and Oates, and Mr. Oates will serve as the Chairman of the compensation committee. Our Board has determined that each member of the compensation committee is “independent” as that term is defined in the applicable SEC and NASDAQ rules. Our compensation committee is authorized to:

•	review and determine the compensation arrangements for management;

•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

•	administer our stock incentive and purchase plans;

•	oversee the evaluation of the Board and management; and

•	review the independence of any compensation advisers engaged by the compensation committee.

The compensation committee operates under a written charter that will satisfy the applicable standards of the SEC and NASDAQ and which will be available on our website prior to the completion of this offering at www.veritone.com.

Board Leadership Structure and Role of the Board in Risk Oversight

Chad Steelberg, who is also our Chief Executive Officer, serves as our Chairman of the Board. The Chairman has authority, among other things, to preside over Board meetings and set the agenda for Board meetings. Accordingly, the Chairman has substantial ability to shape the work of our Board. We currently believe that the combination of the roles of Chairman and Chief Executive Officer is appropriate for our business and affairs. Mr. Steelberg has extensive knowledge and experience in the management and operation of digital media companies, and an in-depth understanding of our business strategies and day-to-day operations, which makes him well suited to set the agenda and lead the discussions at board meetings as the Chairman. This will also facilitate communications between the Board and management by ensuring a regular flow of information, thereby enhancing the Board’s ability to make informed decisions on critical issues facing our company. However, no single leadership model is right for all companies and at all times. The Board recognizes that depending on the circumstances, other leadership models, such as the appointment of a lead independent director, might be appropriate. Accordingly, the Board may periodically review its leadership structure. In addition, following the completion of the offering, the Board will hold executive sessions in which only independent directors are present as required under applicable NASDAQ rules.

Our Board is generally responsible for the oversight of corporate risk in its review and deliberations relating to our activities. Our principal source of risk falls into two categories, financial and operational risks. The audit committee oversees management of financial risks, and our Board regularly reviews information regarding our cash position, liquidity and operations, as well as the risks associated with each. The Board regularly reviews plans, results and potential risks related to our business operations, growth strategies and other operational risks. Our compensation committee is expected to oversee risk management as it relates to our compensation plans, policies and practices for all employees including executives and directors.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our principal corporate website at www.veritone.com /             concurrently with to the closing of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

This narrative discussion of the compensation policies and arrangements that apply to our named executive officers is intended to assist your understanding of, and to be read in conjunction with, the Summary Compensation Table and related disclosures set forth below. As an emerging growth company, we are eligible to comply with the executive compensation disclosure rules applicable to a “smaller reporting company,” as defined in applicable SEC rules and regulations.

Named Executive Officers

Our named executive officers include our principal executive officer and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2015. For 2015, our named executive officers were:

•	Chad Steelberg, our Chief Executive Officer, as well as the Chairman of the Board of our board of directors, is also our principal executive officer;

•	John M. Markovich, who formerly served as our Chief Financial Officer but is currently a consultant to the Company providing transition services to the Company until November 10, 2016.

•	Ryan Steelberg, our President of Veritone Media, Inc., as well as a member of our board of directors.

Compensation Program

The base salary and bonus for all of the Named Executive Officers was set forth in their respective employment agreements or offer letters. The Company does not currently have a compensation program but is in the process of developing such a program for its officers. Similarly, the Company has not provided any cash compensation to its directors but has reimbursed expenses incurred by the directors for expenses incurred in the course of this role as a director of the Company. The Company is in the process of developing a compensation program for its outside directors.

Employment Agreements

In October 2016, the Company entered into an employment agreement with each of Chad Steelberg and Ryan Steelberg, who are our Chief Executive Officer and Veritone Media’s President, respectively. Pursuant to these employment agreements, the annual base salaries of Chad Steelberg and Ryan Steelberg are each $1.00. Their annual base salaries are subject to periodic review and adjustments at the discretion of the board of directors or the compensation committee. In addition, beginning in 2016, each of Chad and Ryan Steelberg will be eligible for an annual discretionary bonus of up to $500,000 and $350,000, respectively, as determined by the board of directors or the compensation committee. Any bonus awarded to Chad and Ryan Steelberg for 2016 will also take into account his employment for the portion of calendar year 2016 during which such officer was employed with us. Each employment agreement has an initial term of three (3) years, which will be renewed automatically for an additional one (1) year term unless either we or such officer notifies the other party of termination within 90 days prior to the expiration of such term.

Pursuant to each of the employment agreements, upon the effective date of this offering, the Company will grant to each of Chad and Ryan Steelberg the following:

•	an option to purchase up to 1,033,333 shares of Class A common stock that will vest over three years, in 36 equal monthly installments, subject to such officer’s continued service with the Company through each such vesting date (Time-based Award); and

•	an option to purchase up to 516,666 shares of Class A common stock that will vest upon the earlier of (i) the date the market value of the Company exceeds $400 million for five or more consecutive trading days or (ii) October 31, 2021 (Performance-based Award).

Each of the foregoing options will have an exercise price equal to the initial public offering price per share in this offering.

Payments Provided upon a Termination without Cause or Change of Control

In the event either Chad or Ryan Steelberg are terminated without “Cause” (as defined in their respective employment agreement), then (a) the Company shall pay severance to such officer in an amount equal to $500,000 for Chad Steelberg and $350,000 for Ryan Steelberg for each year remaining in the applicable employment term (prorated for any partial year), and (b) all of the unvested options subject to such officer‘s Time-based Awards and Performance-based Award shall vest immediately upon such termination of employment without Cause. In addition, in the event of the occurrence of a “Change of Control” (as defined in the 2014 Plan), then all of the unvested options subject to such officer‘s Time-based Awards shall vest immediately upon consummation of such Change of Control. In the event of the occurrence of a Change of Control in which the market value of the Company exceeds $400 million on the effective date, then all of the unvested options subject to such officer‘s Performance-based Awards shall vest immediately upon consummation of such Change of Control.

Consulting Agreement

On September 2, 2016, we entered into a consulting agreement with Mr. John M. Markovich, our former Chief Financial Officer (the “Consulting Agreement”), pursuant to which Mr. Markovich agreed to provide transitional financial consulting services to us, which included advising us on the process and strategic considerations with our public offering; support and assistance with our legal proceedings; support and guidance relating to 409A valuation studies; potential financing transactions; and other transitional issues following his termination as the Chief Financial Officer. In exchange for such services, we agreed to the following compensation package:

•	a monthly retainer fee of $10,000;

•	continued monthly vesting of Mr. Markovich’s existing shares of restricted stock and stock options;

•	in the event that we file for an initial public offering with the SEC during the term of the agreement or 30 days thereafter, 50% of the unvested restricted stock will accelerate and vest in full; and

•	in the event that we complete our initial public offering during the term of the agreement or 30 days thereafter, 100% of the unvested restricted stock will accelerate and vest in full as of the effective date of the public offering.

We terminated the consulting agreement in anticipation of the hiring of our new Chief Financial Officer, effective as of November 10, 2016. Pursuant to his consulting agreement, 50% of his unvested restricted Class A common stock (13,262 shares) vested upon the filing of the registration statement (of which this prospectus is a part). We repurchased the balance of his unvested restricted Class A common stock in November 2016.

Summary Compensation Table

The following table sets forth summary compensation information for our named executive officers for the year ended December 31, 2015.

Name and Title	Year	Salary ($)		Bonus ($)		All Other Compensation ($)		Total ($)
Chad Steelberg	2015	$1	(1)	$—	(1)	$23,733	(2)	$23,734
Chief Executive Officer and Chairman of the Board

John M. Markovich	2015	250,000		30,000		—		280,000
Former Chief Financial Officer

Ryan Steelberg	2015	1	(1)	—	(1)	10,001	(2)	10,002
President of Veritone Media

(1)	See “—Employment Agreements” for a description of the current compensation for Messrs. Chad and Ryan Steelberg and the stock options to be granted to such officers on the effective date of this offering.

(2)	Represents reimbursement to such officer for a separate healthcare plan for such officer.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information about the outstanding equity awards held by each of our named executive officers as of December 31, 2015.

		Stock Options				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)(1)
Chad Steelberg	—	—	—	—	—	—		—
John M. Markovich(2)	08/07/2014	58,333	41,667	$0.90	08/06/2024
	08/07/2014					26,505	$
Ryan Steelberg	—	—	—	—	—	—		—

(1)	There was no public market for our Class A common stock as of June 30, 2016. We have estimated the market value of the unvested restricted stock awards based on an assumed initial public offering price of $ per share, which is the midpoint of the price range on the cover page of this prospectus.

(2)	Mr. Markovich’s consulting agreement terminated on November 10, 2016.

Stock Incentive Plans

Our board of directors and stockholders previously adopted the 2014 Plan. In connection with this offering, our board of directors and stockholders plan to adopt the 2016 Plan and the ESPP immediately prior to the effective date of the registration statement of which this prospectus is a part.

The following description of each of our equity incentive plans is qualified by reference to the full text of those plans and the related agreements, which are included as exhibits to the registration statement of which this prospectus is a part.

2014 Stock Option/Stock Issuance Plan

The 2014 Plan was approved by our board of directors and stockholders in July 2014.

Authorized Shares. Our board of directors has determined not to make any further awards under the 2014 Plan following the completion of this offering. The 2014 Plan will continue to govern outstanding awards granted thereunder. As of September 30, 2016, options to purchase an aggregate of 1,546,280 shares of our Class A common stock were outstanding under the 2014 Plan, and an additional aggregate of 393,392 shares of our Class A common stock were reserved for future grants under our 2014 Plan. In October 2016, our board of directors and stockholders approved an increase in the shares authorized for issuance under the 2014 Plan by 3,977,969 shares of Class A common stock.

Plan Administration. Our board of directors or a committee thereof has the authority to manage and control the administration of the 2014 Plan. In particular, the administrator has the authority to determine the persons to whom awards are granted and the number of shares of our Class A common stock underlying each award. In addition, the administrator has the authority to accelerate the exercisability or vesting of any award, and to determine the specific terms and conditions of each award.

Stock Options. The 2014 Plan permits us to grant options to purchase shares of our Class A common stock that are not intended to qualify as incentive stock options under Section 422 of the Code. Options may be issued to employees, officers, directors, consultants and other service providers. The term of each option, including the exercise price and methods of payment, will be determined by the administrator. After the termination of service of an employee, director, consultant or other service provider for any reason other than for cause (as defined in such officer’s employment agreement), the participant may exercise his or her option, to the extent vested as of the date of termination, within 90 days of termination or, if such termination is on account of death or disability, within 181 days of termination. If such termination is for cause, then vested options terminate and may not be exercised. Except as provided by the administrator and as permissible under applicable law, the 2014 Plan does not permit the transferability of awards and only the recipient of the option may exercise an award during his or her lifetime.

Restricted Stock. The 2014 Plan permits us to grant restricted stock awards. Restricted stock awards may be issued to employees, officers, directors, consultants and other service providers. The purchase price for the shares of restricted stock will be determined by the administrator.

Change in Control. In the event of a change in control, as defined in the 2014 Plan, vesting of options or restricted stock will accelerate automatically, effective immediately upon the change in control, unless the change of control is also a qualified public offering that results in our receipt of at least $15 million in gross proceeds. Our board of directors may amend or terminate the 2014 Plan at any time, subject to compliance with applicable law. As noted above, our board of directors has determined not to grant any further options or restricted stock awards under the 2014 Plan following the completion of this offering. All outstanding awards will continue to be governed by their existing terms.

2016 Stock Incentive Plan

We expect that our board of directors and stockholders will approve and adopt the 2016 Plan prior to the completion of this offering and that the 2016 Plan will become effective on the day immediately prior to the date of completion of this offering.

Authorized shares. We plan to reserve an aggregate of [            ] shares of our Class A common stock for issuance under the 2016 Plan. The number of shares is subject to adjustment in the event of a recapitalization, stock split, reclassification, stock dividend or other change in our capitalization. In addition, the following shares of our common stock will be available for grant and issuance under the 2016 Plan:

•	shares subject to stock options or stock appreciation rights (SARs) granted under the 2016 Plan that cease to be subject to the stock option or SAR for any reason other than exercise of the stock option or SAR;

•	shares subject to awards granted under the 2016 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under the 2016 Plan that otherwise terminate without shares being issued;

•	shares surrendered, cancelled, or exchanged for cash or a different award (or combination thereof); and

•	shares subject to awards under the 2016 Plan that are used to pay the exercise price of an award or withheld to satisfy the tax withholding obligations related to any award.

Plan Administration. The 2016 Plan will be administered by our compensation committee, all of the members of which are independent directors under the applicable NASDAQ listing standards, or by our board of directors acting in place of our compensation committee. Our compensation committee will have the authority to construe and interpret the 2016 Plan, grant awards and make all other determinations necessary or advisable for the administration of the 2016 Plan.

Awards and Eligible Participants. The 2016 Plan authorizes the award of stock options, SARs, restricted stock awards or restricted stock units (RSUs), performance awards and stock bonuses. The 2016 Plan provides for the grant of awards to our employees, directors, consultants and independent contractors, subject to certain exceptions. No person will be eligible to receive (a) options or stock appreciation rights during any 12-month period with respect to more than [            ] shares of our Class A common stock or (b) restricted stock awards, restricted stock unit awards, performance awards or stock bonus awards during any calendar year that are intended to comply with the performance-based exception under Section 162(m) of the Code and are denominated in shares of Class A common stock under which more than [    ] shares of our common stock may be earned for each 12 months in the vesting period or performance period. During any calendar year no person may be granted performance awards that are intended to comply with the performance-based exception under Section 162(m) of the Code and are denominated in cash under which more than [$            ] may be earned for each 12 months in the performance period. No non-employee director may be granted awards under the 2016 Plan in any calendar year with a grant date fair value (determined in accordance with U.S. generally accepted accounting principles) of more than [$            ]. Each of the limitations in the preceding three sentences will be multiplied by two with respect to awards granted to a participant during the first calendar year in which the participant provides services or commences employment. No more than [    ] shares of our Class A common stock will be issued under the 2016 Plan pursuant to the exercise of incentive stock options.

Stock Options. The 2016 Plan permits us to grant incentive stock options and non-qualified stock options. The exercise price of stock options will be determined by our compensation committee, and may not be less than 100% of the fair market value of our common stock on the date of grant, subject to certain exceptions. Our compensation committee has the authority to reprice any outstanding stock option (by reducing the exercise price, or canceling the stock option in exchange for cash or another equity award) under the 2016 Plan without the approval of our stockholders. Stock options may vest based on the passage of time or the achievement of performance conditions in the discretion of our compensation committee. Our compensation committee may provide for stock options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of stock options granted under the 2016 Plan is 10 years.

Stock Appreciation Rights. SARs provide for a payment to the holder, in cash or shares of our Class A common stock, based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price on the date of grant, up to a maximum amount of cash or number of shares. SARs may vest based on the passage of time or the achievement of performance conditions in the discretion of our compensation committee. Our compensation committee has the authority to reprice any outstanding SAR (by reducing the exercise price, or canceling the SAR in exchange for cash or another equity award) under the 2016 Plan without the approval of our stockholders.

Restricted Stock Awards. A restricted stock award represents the issuance to the holder of shares of our common stock, subject to the forfeiture of those shares due to failure to achieve certain performance conditions or termination of employment. The purchase price, if any, for the shares will be determined by our compensation committee. Unless otherwise determined by the administrator at the time of award, vesting will cease on the date the holder no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Restricted Stock Units. RSUs represent the right on the part of the holder to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right due to failure to achieve certain performance conditions or termination of employment. If an RSU has not been forfeited, then, on the specified date, we will deliver to the holder of the RSU shares of our common stock, cash or a combination of cash and shares of our Class A common stock.

Performance Awards. Performance awards cover a number of shares of our Class A common stock that may be settled upon achievement of performance conditions as provided in the 2016 Plan in cash or by issuance of the underlying common stock. These awards are subject to forfeiture prior to settlement due to failure to achieve certain performance conditions or termination of employment.

Stock Bonuses. Stock bonuses may be granted as additional compensation for past or future service or performance and, therefore, no payment will be required for any shares awarded under a stock bonus. Unless otherwise determined by our compensation committee at the time of award, vesting will cease on the date the holder no longer provides services to us and unvested shares will be forfeited to us.

Change in Control. If we are party to a merger or consolidation, sale of all or substantially all our assets or similar change-in-control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. In the alternative, outstanding awards may be cancelled in connection with a cash payment. Outstanding awards that are not assumed, substituted or cashed out will accelerate in full and expire upon the closing of the transaction. Awards held by non-employee directors will immediately vest as to all or any portion of the shares subject to the award and will become exercisable at such times and on such conditions as our compensation committee determines.

Amendment; Termination. The 2016 Plan will terminate 10 years from the date our board of directors approved it, unless it is terminated earlier by our board of directors. Our board of directors may amend, suspend or terminate the 2016 Plan at any time, subject to compliance with applicable law.

2016 Employee Stock Purchase Plan

We expect that our board of directors and stockholders will approve and adopt the ESPP, in its final form prior to the completion of this offering and that the ESPP will become effective on the day immediately prior to the completion of this offering.

Qualified Plan. We have adopted the ESPP in order to enable eligible employees to purchase shares of our common stock at a discount following the completion of this offering. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code.

Authorized Shares. We plan to reserve an aggregate of [            ] shares of our Class A common stock for issuance under the ESPP. The number of shares of our Class A common stock is subject to adjustment in the event of a recapitalization, stock split, reclassification, stock dividend or other change in our capitalization. The aggregate number of shares of our Class A common stock issued over the term of the ESPP will not exceed [            ] shares of our Class A common stock.

Plan Administration. The ESPP will be administered by our compensation committee, all of the members of which are independent directors under the applicable NASDAQ listing standards, or by our board of directors acting in place of our compensation committee.

Eligible Participants. Our employees generally are eligible to participate in the ESPP. Our compensation committee may, in its discretion, elect to exclude employees who work fewer than 20 hours per week or five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in the ESPP, are ineligible to participate. We may impose additional restrictions on eligibility in compliance with applicable law.

Payroll Deductions. Under the ESPP, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Eligible employees will be able to select a rate of payroll deduction between 1% and 20% of their eligible cash compensation.

Offering Periods. The ESPP is implemented through a series of offering periods under which our employees who meet the eligibility requirements for participation in that offering period will automatically be granted a nontransferable option to purchase shares of our common stock in that offering period using their accumulated payroll deductions. Once an employee is enrolled, participation will be automatic in subsequent offering periods. We have not yet determined when the first offering period will begin, but it is anticipated that each offering period will run for approximately six months, commencing each June 1st and December 1st, with purchases occurring on the last day of each offering period. Our compensation committee has the discretion to change the commencement date of each offering period. In no event may an offering period exceed 27 months. An employee’s participation automatically ends upon termination of employment for any reason.

Limitation on Purchase. No participant will have the right to purchase shares of our Class A common stock in an amount that, when aggregated with the shares subject to purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year, have a fair market value of more than $25,000, determined as of the first day of the applicable offering period.

Purchase Price. The purchase price for shares of our Class A common stock purchased under the ESPP will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of the applicable offering period.

Change in Control. If we experience a change-in-control transaction or any unusual or nonrecurring transaction or event, our compensation committee has the discretion to provide for the termination of any offering period that commenced prior to the closing of the transaction or event, replace outstanding purchase rights with other rights or property, make adjustments in the number and type of shares subject to outstanding purchase rights, shorten an offering period and provide for the early exercise of purchase rights, or terminate all outstanding purchase rights without being exercised.

Amendment; Termination. The ESPP will terminate 10 years from the date our board of directors approved it, unless it is terminated earlier by our board of directors. Our board of directors may amend, suspend or terminate the ESPP at any time, subject to compliance with applicable law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2013 to which we have been a party in which the amount involved exceeds $120,000 and in which any of our directors, executive officers or beneficial holders of more than 5% of our common stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Each agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference to such agreements.

Compensation arrangements for our directors and named executive officers are described in this prospectus under the section entitled “Executive Compensation.”

Investment by Acacia Research Corporation

On August 15, 2016 (the “Issuance Date”), we entered into an Investment Agreement with Acacia that provides for Acacia to invest up to $50 million in our Company, consisting of both debt and equity components. Pursuant to the Investment Agreement, we entered into the Acacia Note and Acacia Primary Warrant, and issued certain other warrants to Acacia. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acacia Investment.”

Acacia has agreed that, in December 2016, (a) all outstanding amounts of principal and accrued interest under the Acacia Note will be converted into 2,458,650 shares of our Class A common stock at the conversion rate equal to $8.1653 per share, which reflects accrued interest through September 30, 2016, and (b) it will exercise the Primary Warrant in full to purchase 3,749,124 shares of our Class A common stock at an exercise price per share of $7.9817.

Upon the exercise of the Primary Warrant in full, we will issue to Acacia a 10% Warrant that provides for the issuance of up to 1,349,001 shares of our Class A common stock at an exercise price of $8.0542 per share. The 10% Warrant will be exercisable by Acacia with respect to 50% of the shares as of its issuance date, and the remaining 50% of the shares will become exercisable on the first anniversary of the issuance date of the Primary Warrant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acacia Investment.”

Common Stock Issuance

In March 2016, we issued 1,603,059 shares of our Class A common stock valued at $0.90 per share to an entity beneficially owned by Chad and Ryan Steelberg, two of our executive officers, who are also directors and indirect stockholders of the Company (the “Founders”). The shares were issued to the Founders in consideration for services rendered to the Company in 2016. In connection with this issuance, we entered into an agreement with a stockholder who initially dissented to the issuance of shares to the Founders. Pursuant to the agreement, we agreed to issue to such stockholder an aggregate of 177,367 shares of our Class A common stock and paid to such stockholder an amount equal to $287,582, representing the estimated taxes for the shares to be issued to such stockholder and the reimbursement of certain legal fees. In addition, we have agreed to indemnify such stockholder for any losses, damages and costs associated with certain matters related to the BAT bankruptcy, and for any additional taxes that may be incurred by such stockholder in connection with the issuance to such stockholder of the foregoing 177,367 shares of Class A common stock. In connection with the issuance of the shares, we recorded expense of $1,889,806, which is included in selling, general and administrative expense for the six months ended June 30, 2016.

In connection with the execution of the Investment Agreement, we entered into a voting agreement (the “Voting Agreement”) with Acacia and certain holders of shares of our stock, including those entities that are affiliated with our Chief Executive Officer and President (the “Major Stockholders”) with respect to the voting of shares of our stock held by such holders following a public offering. Pursuant to the Voting Agreement, upon completion of this offering, our Board shall have a total of nine (9) authorized directors. During a period of 24 months after the completion of this offering (the “Voting Period”), Acacia shall have the rights to nominate three (3) directors to the Board. In addition, during the Voting Period, Acacia and the Major Stockholders, voting together as a group, will have the right to nominate six (6) directors to the Board. Furthermore, during the Voting Period, Acacia and the Major Stockholders agree to vote all of their shares to elect the nine (9) directors nominated by them pursuant to the Voting Agreement. In addition, during the terms of the Voting Agreement, Acacia has the right to designate three (3) board observers and the Major Stockholders have the right to designate three (3) Board observers.

The Voting Agreement provides that as long as Acacia retains the right to designate three (3) directors, the Company shall not enter into the following transaction with the affirmative vote of the majority of the Board, with at least one affirmative vote by an Acacia designee:

•	any merger, acquisition, consolidation or other business combination in one or more related transactions involving the Company or a subsidiary of the Company with a transaction value that exceeds $50,000,000; or

•	a sale, transfer or other disposition of capital stock or other assets of the Company, in each case for more than $50,000,000.

Investor Rights Agreement

We are party to an investors’ rights agreement, as amended, which provides, among other things, that certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. The parties to the investors’ rights agreement include entities affiliated with our Chief Executive Officer and Chairman of the Board, Chad Steelberg, our President of Veritone Media, Ryan Steelberg, and our current directors, Christopher Oates and Nathaniel Checketts. See the section titled “Description of Capital Stock—Registration Rights.”

Intercompany Administrative Agreement

On October 1, 2014, we entered into an Intercompany Administrative Service Agreement (Intercompany Agreement) with Steel Ventures, LLC (Steel Ventures), an entity owned and controlled by our Chief Executive Officer, Chad Steelberg, and President of Veritone Media, Inc., Ryan Steelberg. Pursuant to the Intercompany Agreement, Steel Ventures agreed to provide us with certain administrative, professional and technical services and other personnel and support resources for our day-to-day operations, including executive management, financial accounting, investor relations, legal and governance compliance and other services requested by us from time to time. Steel Ventures also agreed to make other services provided by third parties (other than services provided by Steel Ventures’ personnel) available to us, including the use of office facilities of Steel Ventures, human resources support and tax and auditing services. Under the agreement, Steel Ventures will bill us for these services, including (i) costs incurred by Steel Ventures, including salary and wages, incentives, payroll taxes, health care and other expenses; and (ii) costs of third party services, including allocable charges based on our fractional use of the third party resources.

The Intercompany Agreement had a term of two years from October 1, 2014, with two two-year renewal options, unless either party provided a 90-day advance notice to terminate the agreement. The Intercompany Agreement was terminated in September 2016. Under the Intercompany Agreement, we recorded expenses for services from Steel Ventures of approximately $1.3 million and $0.8 million in the fiscal year ended December 31, 2015 and the six months ended June 30, 2016, respectively.

Reimbursement of Medical Expenses

The Company currently reimburses Chad and Ryan Steelberg for the costs of their separate healthcare plans. For 2014 and 2015, the Company reimbursed Chad Steelberg $36,585 and $23,733, respectively, for the cost of such plans. For 2014 and 2015, the Company reimbursed Ryan Steelberg $0 and $10,001, respectively, for the costs of such plans.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will be effective upon the closing of this offering, will provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that we shall indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether we would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. We have obtained directors’ and officers’ liability insurance.

In connection with this offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to this registration statement to which this prospectus forms a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information, as of September 30, 2016 regarding the beneficial ownership of our Class B common stock and Class A common stock after giving effect to this offering, by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers and our other current executive officers; and

•	all of our executive officers and directors as a group.

Percentage ownership of our Class A and Class B common stock “prior to the offering” in the table is based on 14,560,593 shares of Class A common stock and 4,139,631 shares of Class B common stock issued and outstanding as of September 30, 2016, as adjusted to give effect to (i) the conversion of all outstanding shares of Series A convertible preferred stock into 4,642,159 shares of Class B common stock upon the completion of this offering, which includes shares issued upon conversion of liquidation preference accrued on the preferred stock through September 30, 2016, and the immediate conversion of 502,528 shares of Class B common stock into Class A common stock upon the election of certain stockholders; (ii) the automatic conversion of all outstanding Series B convertible preferred stock into an aggregate of 3,667,507 shares of Class A common stock immediately prior to the completion of this offering, which includes the accrued liquidation preference or such shares through September 30, 2016; (iii) the conversion of all principal and interest under the Acacia Note into 2,458,640 shares of our Class A common stock, which includes shares issued upon conversion of interest accrued through September 30, 2016; and (iv) the issuance of 3,749,124 shares of Class A common stock upon exercise of the Acacia Primary Warrant in December 2016 at an exercise price per share of $7.9817. Percentage ownership of our common stock “after this offering” in the table is based on              shares of Class A common stock and 4,139,631 shares of Class B common stock issued and outstanding on September 30, 2016, as adjusted as described above, and which gives further effect to the issuance of                  shares of Class A common stock in this offering and assumes no exercise of the underwriters’ option to purchase additional shares.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of September 30, 2016 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Veritone, Inc., 3366 Via Lido, Newport Beach, CA 92663. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned Prior to the Offering				Percent of Total Voting Power Before the Offering	Percent of Total Voting Power After the Offering
Beneficial Owner	Class A Common Stock		Class B Common Stock
Named Executive Officers and Directors:
Chad Steelberg	3,470,767	(1)	4,139,631	(1)	80.2%
Ryan Steelberg	3,369,585	(2)	3,801,670	(2)	74.0
John M. Markovich	108,730	(3)	—		*
Nathanial Checketts	14,062	(4)	—		*
G. Louis Graziadio, III	—		—		—
Christopher J. Oates	66,012	(5)	—		*
All executive officers and directors as a group (7 persons)	3,823,139	(6)	4,139,631	(6)	80.8%
5% Stockholders:
Newport Coast Investments, LLC	1,602,958	(7)	3,801,670	(7)	70.8%
Acacia Research Corporation	7,139,459	(8)	—		12.6

*	represents less than 1%

(1)	Consists of (i) 1,602,958 shares of Class A common stock and 3,801,670 shares of Class B common stock held by Newport Coast Investments, LLC; (ii) 1,603,059 shares of Class A common stock held by BV16, LLC; (iii) 142,500 shares of Class A common stock and 337,961 shares of Class B common stock held by Steel Holdings, LLC; and (iv) 122,250 shares of Class A common stock held by VIF I, LLC. Mr. Chad Steelberg disclaims beneficial ownership of the shares held by the foregoing entities except to the extent of his pecuniary interest therein.

(2)	Includes (i) 1,602,958 shares of Class A common stock and 3,801,670 shares of Class B common stock held of record by Newport Coast Investments, LLC; (ii) 1,603,059 shares of Class A common stock held by BV16, LLC; and (iii) 163,568 shares of outstanding restricted Class A common stock, of which 105,638 shares are subject to the Company’s repurchase right, which is exercisable within 60 days of September 30, 2016. Mr. Ryan Steelberg disclaims beneficial ownership of the shares held by the foregoing entities except to the extend of his pecuniary interest therein.

(3)	Consists of (i) 104,563 shares of Class A common stock held of record and (ii) 4,167 shares of Class A common stock subject to outstanding options, which are exercisable within 60 days of September 30, 2016.

(4)	Consists of 14,062 shares of Class A common stock subject to outstanding options, which are exercisable within 60 days of September 30, 2016.

(5)	Consists of (i) 46,325 shares of Class A common stock held by RimLight, LLC; and (ii) 19,687 shares of Class A common stock subject to outstanding options, which are exercisable within 60 days of September 30, 2016. Does not include 1,603,059 shares held by BV16, LLC. An entity beneficially owned by Mr. Oates is the holder of a 5.4% membership interest in BV16, LLC, but Mr. Oates disclaims beneficial ownership of those shares except to the extent of his pecuniary interest therein.

(6)	Consists of (i) 1,602,958 shares of Class A common stock and 3,801,670 shares of Class B common stock held by Newport Coast Investments, LLC; (ii) 1,603,059 shares of Class A common stock held by BV16, LLC; (iii) 122,250 shares of Class A common stock held by VIF I, LLC; (iv) 142,500 shares of Class A common stock and 337,961 shares of Class B common stock held by Steel Holdings, LLC; (v) 163,568 shares of restricted Class A common stock held by Ryan Steelberg; (v) 104,563 shares of Class A common stock held by John Markovich; (vi) 1,222,503 shares of Class A common stock held by Checketts Partners Investment Fund, LP; (vii) 46,325 shares of Class A common stock held by RimLight, LLC; and (viii) 37,916 shares of Class A common stock subject to outstanding options held by the executive officers and directors as a group, which are exercisable within 60 days of September 30, 2016.

(7)	Chad and Ryan Steelberg are deemed to be the beneficial owner of the shares held by Newport Coast Investments, LLC, but disclaim beneficial ownership except to the extent of their pecuniary interest in such entities.

(8)	Consists of (i) 2,458,650 shares of Class A common stock that will be issued in December 2016 upon conversion of all outstanding principal and accrued interest under the Acacia Note (based on accrued interest through September 30, 2016); (ii) 3,749,124 shares of Class B common stock that will be issued in December 2016 upon exercise of the Acacia Primary Warrant in full at an exercise price of $7.9817 per share; and (iii) 931,685 shares of Class A common stock issuable upon exercise of Acacia’s warrants that are exercisable within 60 days of the date hereof. Does not include: (A) the additional shares of Class A common stock that will be issuable upon conversion of the interest under the Acacia Note, which will continue to accrue until the actual conversion in December 2016; or (B) 674,501 shares of Class A common stock issuable upon exercise of the Acacia 10% Warrant within 60 days of September 30, 2016.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The description of our capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

General

Upon the closing of this offering and the effectiveness of our amended and restated certificate of incorporation, our authorized capital stock will consist of [●] shares of Common Stock, $0.001 per share, of which [●] shares shall be designated as Class A common stock and [●] shares shall be designated as Class B common stock; and [●] shares of Preferred Stock.

Common Stock

Upon the completion of this offering, we expect that (i) [●] shares of Class A common stock, or                 shares of common stock if the underwriters exercise their option to purchase additional shares from us in full, will be issued and outstanding; and (ii) [●] shares of Class B common stock will be issued and outstanding.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A and Class B common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy.”

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to 10 votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms.

No Preemptive or Similar Rights

Our Class A and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers to family members or to trusts solely for the benefit of the stockholder or their family members. Once converted or transferred and converted into Class A common stock, the Class B common stock will not be reissued.

All of the outstanding shares of Class B common stock will convert automatically into shares of Class A common stock on the earlier of (a) the third anniversary of the closing date of this offering, unless prior to such time, the market capitalization of the Company as reported on NASDAQ (or such other market on which our shares may then be listed) has averaged more than $1.0 billion for a period of five trading days or (b) the date the holders of two-thirds of our Class B common stock elect to convert the Class B common stock to Class A common stock. Following such conversion, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding Class A common stock will be identical. Once converted, shares of Class B common stock may not be reissued.

Preferred Stock

Upon the closing of this offering and the effectiveness of our amended and restated certificate of incorporation, our authorized shares of preferred stock will be [●] shares. Upon the closing of this offering, we will have no shares of preferred stock outstanding. Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Authorized but Unissued Capital Stock

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by NASDAQ listing standards. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Options

As of September 30, 2016, we had outstanding (i) options to purchase an aggregate of 1,546,280 shares of our Class A common stock, with a weighted average exercise price of $0.90 per share under our equity compensation plans. In October 2016, our Board and Stockholders approved an increase in the shares authorized for issuance under the 2014 Plan by 3,977,969 shares of Class A common stock. See “Executive Compensation — Employment Agreements” for information concerning options to be granted to Chad and Ryan Steelberg on the effective date of this offering.

Warrants

As of September 30, 2016, we had outstanding warrants to purchase an aggregate of 5,767,679 shares of Class A common stock, with a weighted average exercise price per share of $7.78, consisting of the following: (i) the Acacia Primary Warrant; (ii) three warrants issued to Acacia to purchase an aggregate of up to 257,184 shares of Class A common stock; and (iii) an additional performance warrant issued to a third party to purchase up to 412,370 shares of Class A common stock based upon the achievement of certain milestones set forth in such warrant. Acacia has agreed to exercise the Acacia Primary Warrant in full in December 2016 to purchase 3,749,124 shares of Class A common stock at an exercise price per share of $7.9817. Upon the exercise of the Acacia Primary Warrant, we will grant the Acacia 10% Warrant to Acacia, pursuant to which Acacia may elect to purchase up to 1,349,001 shares of Class A common stock at an exercise price per share of $8.0542. The Acacia 10% Warrant will be exercisable with respect to 50% of the shares at the time of issuance of the Acacia 10% Warrant, and with respect to the balance of the shares on the first anniversary of the issuance date of such warrant.

Registration Rights

Upon the closing of this offering, the holders of 8,309,666 shares of our Class A common stock, which includes shares issuable upon conversion of our Class B common stock, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement” elsewhere in this prospectus.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, as well as changes in our board of directors or management team, including the following:

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is only permitted to be set by a resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and will promote continuity of management.

Dual Class Common Stock. As described above in the section titled “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation provides for a dual class common stock structure pursuant to which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Current investors, executives and employees have the ability to exercise significant influence over those matters.

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors be classified into three classes of directors, each of which hold office for a three-year term. In addition, directors may only be removed from the board of directors for cause. The existence of a classified board could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer.

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.

Exclusive Venue. Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Each of the foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our Company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our Company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our Company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our Company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations on Liability and Indemnification

See the section of this prospectus titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification.”

Listing

We intend to apply to list our common stock on NASDAQ under the symbol “VERI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to list our Class A common stock on NASDAQ, we cannot assure you that our application will be approved or that there will be an active public market for our Class A common stock.

Upon the closing of this offering, and assuming the conversion in full of the Acacia Note and the exercise in full of the Acacia Primary Warrant, we will have outstanding an aggregate of                      shares of Class A common stock and 4,139,631 shares of Class B common stock, assuming the issuance of [●] shares of Class A common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

Upon the closing of this offering, shares held by our affiliates, which consist of                      shares of Class A common stock and                      shares of Class B common stock, will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

In addition, certain options and warrants to purchase shares of Class A common stock were vested as of September 30, 2016 and, upon exercise, these shares will be eligible for sale subject to the lock-up agreements described below and Rules 144 and 701 under the Securities Act.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A or Class B common stock for at least six months would be entitled to sell in “broker transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and NASDAQ concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our Class A or Class B common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Lock-up Agreements

We, our officers and directors and substantially all other security holders have agreed that, subject to certain customary exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Roth Capital Partners, LLC and Wunderlich Securities, Inc., offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A or Class B common stock or any securities convertible into or exchangeable for our Class A or Class B common stock. Roth Capital Partners, LLC or Wunderlich Securities, Inc. may release any of the securities subject to these lock-up agreements at any time without notice. For more information, see “Underwriting.”

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock subject to outstanding stock options and Class A common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of 8,309,666 shares of our Class A common stock, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Certain Relationships and Related Transactions—Investor Rights Agreement” elsewhere in this prospectus for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States; persons subject to the alternative minimum tax;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions; brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable documentation), certifying qualification for the lower treaty rate). If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

•	Subject to the discussion of FATCA below, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (USRPI), by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually or constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN or W-8BEN-E, as applicable, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, (FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and IRS guidance, withholding under FATCA generally will apply to payments of dividends on our common stock and, on or after January 1, 2017, to payments of gross proceeds from the sale or other disposition of such stock.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

UNDERWRITING

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. Roth Capital Partners, LLC and Wunderlich Securities, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of Shares
Roth Capital Partners, LLC
Wunderlich Securities, Inc.
Total

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of                 this prospectus and to certain dealers at that price less a concession not in excess of $        per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to             additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $        per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without Over-Allotment Exercise		With Full Over-Allotment Exercise
Per Share		$	$
Total	$		$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $         million. We have also agreed to pay the filing fees incident to, and the fees and disbursements of counsel for the underwriters in connection with, the required review by FINRA in connection with this offering, as set forth in the underwriting agreement.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, subject to limited exceptions, we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our Class A or Class B common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A or Class B common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A or Class B common stock or such other securities, in cash or otherwise), in each case without the prior written consent of Roth Capital Partners, LLC and Wunderlich Securities, Inc. for a period of 180 days after the date of this prospectus.

Our directors and executive officers and certain of our significant shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities has agreed, subject to limited exceptions, for a period of 180 days after the date of this prospectus not to, without the prior written consent Roth Capital Partners, LLC and Wunderlich Securities, Inc.: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our Class A or Class B common stock (including, without limitation, Class A or Class B common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A or Class B common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A or Class B common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our Class A or Class B common stock or any security convertible into or exercisable or exchangeable for our Class A or Class B common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We plan to apply to have our common stock approved for listing/quotation on NASDAQ under the symbol “VERI.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the common stock and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Costa Mesa, California. Stradling, Yocca, Carlson & Rauth, P.C. has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Veritone, Inc. and its subsidiaries as of December 31, 2015 and for year ended December 31, 2015, have been included herein in reliance on the report of Marcum LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Veritone, Inc. and its subsidiaries as of December 31, 2014 and for the period from June 13, 2014 (inception) to December 31, 2014, have been included herein in reliance on the report of Haskell & White LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can also inspect our registration statement on this website.

VERITONE, INC.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Veritone, Inc.

We have audited the accompanying consolidated balance sheet of Veritone, Inc. (the “Company”) as of December 31, 2015 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Veritone, Inc. as of December 31, 2015, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Marcum LLP

Irvine, CA

June 30, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Veritone, Inc.

We have audited the accompanying consolidated balance sheet of Veritone, Inc. as of December 31, 2014 and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the period from June 13, 2014 (inception) through December 31, 2014. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Veritone, Inc. as of December 31, 2014 and the results of its operations and its cash flows for the period from June 13, 2014 (inception) through December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

HASKELL & WHITE LLP

Irvine, California

June 30, 2016

VERITONE, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,		June 30, 2016
	2014	2015
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$18,746,513	$19,197,002	$3,584,683
Accounts receivable	5,317,722	6,412,271	6,469,757
Unbilled revenue	3,203,783	1,220,360	4,037,700
Prepaid expenses and other current assets	1,270,808	765,352	1,050,191

Total current assets	28,538,826	27,594,985	15,142,331
Property, equipment and improvements, net	55,200	51,692	37,738
Patents	1,500,000	1,500,000	1,500,000
Capitalized software, net	—	439,939	392,803

Total assets	$30,094,026	$29,586,616	$17,072,872

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$12,712,229	$21,192,381	$16,381,932
Accrued liabilities	1,132,498	1,632,075	2,602,730
Customer advances	5,616,141	4,845,513	1,611,396
Deferred revenue	1,995,705	320,943	3,140,596

Total current liabilities	21,456,573	27,990,912	23,736,654
Deferred rent	27,997	28,349	24,077

Total liabilities	21,484,570	28,019,261	23,760,731

Commitments and contingencies
Stockholders’ equity (deficit):
Series B Preferred Stock, par value $0.001 per share, 3,092,781 shares authorized, issued and outstanding (aggregate liquidation preference of $15,549,987 at December 31, 2014, $16,800,052 at December 31, 2015 and $17,475,331 at June 30, 2016)	14,526,735	14,526,735	14,526,735
Series A Preferred Stock, par value $0.001 per share, 5,666,667 shares authorized, 3,000,000 issued and outstanding (aggregate liquidation preference of $5,488,236 at December 31, 2014, $5,929,435 at December 31, 2015 and $6,167,768 at June 30, 2016)	1,190,367	1,190,367	1,190,367
Series A-1 Preferred Stock, par value $0.001 per share, 2,666,667 shares authorized, 2,666,667 shares at December 31, 2014 and 914,697 shares at December 31, 2015 and June 30, 2016 issued and outstanding (aggregate liquidation preference of $4,878,432 at December 31, 2014, $1,807,879 at December 31, 2015 and $1,880,547 at June 30, 2016)	—	—	—
Common Stock, par value $0.001 per share, 28,500,000 shares authorized, 3,065,324 shares at December 31, 2014, 2,168,755 shares at December 31, 2015 and 4,116,618 shares at June 30, 2016 issued and outstanding	3,065	2,168	4,116
Additional paid-in capital	(4,654,050)	(4,526,901)	(2,838,863)
Accumulated deficit	(2,456,661)	(9,625,014)	(19,570,214)

Total stockholders’ equity (deficit)	8,609,456	1,567,355	(6,687,859)

	$30,094,026	$29,586,616	$17,072,872

The accompanying notes are an integral part of these consolidated financial statements.

VERITONE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Period June 13, 2014 (Inception) to December 31,	Year Ended December 31,	Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Net revenues	$4,553,437	$13,927,549	$5,918,935	$4,086,430
Cost of revenue	78,444	1,859,581	1,007,037	619,846

Gross profit	4,474,993	12,067,968	4,911,898	3,466,584

Operating expenses:
Sales and marketing expenses	1,457,558	5,735,573	2,616,964	3,430,560
Research and development expenses	1,540,486	5,104,510	1,898,739	3,131,476
General and administrative expenses	3,933,809	7,018,371	2,977,548	6,819,658

Total operating expenses	6,931,853	17,858,454	7,493,251	13,381,694

Loss from operations	(2,456,860)	(5,790,486)	(2,581,353)	(9,915,110)
Other income (expense), net	6,197	85,752	6,738	(26,890)

Loss before provision for income taxes	(2,450,663)	(5,704,734)	(2,574,615)	(9,942,000)
Provision for income taxes	5,998	5,600	2,800	3,200

Net loss	$(2,456,661)	$(5,710,334)	$(2,577,415)	$(9,945,200)

Basic and diluted net loss per share	$(0.87)	$(2.42)	$(0.95)	$(3.39)

Weighted-average shares used to compute basic and diluted net loss per share	2,836,459	2,361,220	2,711,840	2,938,017

The accompanying notes are an integral part of these consolidated financial statements.

VERITONE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Series B Preferred Stock		Series A Preferred Stock		Series A-1 Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 13, 2014	—	$—	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of Series A Preferred Stock and Common Stock for acquisition of NextMedium, LLC intangible assets	—	—	3,000,000	1,190,367	—	—	1,500,000	1,500	308,133	—	1,500,000
Issuance of Series A-1 Preferred Stock and Common Stock for acquisition of the net liabilities of ROIM Acquisition Corporation in the RAC Merger	—	—	—	—	2,666,667	—	1,333,334	1,333	(5,020,937)	—	(5,019,604)
Issuance of Series B Preferred Stock (net of issuance costs—$473,265)	3,092,781	14,526,735	—	—	—	—	—	—	—	—	14,526,735
Stock-based compensation expense	—	—	—	—	—	—	—	—	58,986	—	58,986
Issuance of restricted stock, net	—	—	—	—	—	—	231,990	232	(232)	—	—
Net loss	—	—	—	—	—	—	—	—	—	(2,456,661)	(2,456,661)

Balance at December 31, 2014	3,092,781	14,526,735	3,000,000	1,190,367	2,666,667	—	3,065,324	3,065	(4,654,050)	(2,456,661)	8,609,456
Buy-back of Series A-1 Preferred Stock and Common Stock	—	—	—	—	(1,751,970)	—	(875,985)	(876)	—	(1,458,019)	(1,458,895)
Stock-based compensation expense	—	—	—	—	—	—	—	—	127,128	—	127,128
Forfeiture of restricted stock, net	—	—	—	—	—	—	(20,584)	(21)	21	—	—
Net loss	—	—	—	—	—	—	—	—	—	(5,710,334)	(5,710,334)

Balance at December 31, 2015	3,092,781	14,526,735	3,000,000	1,190,367	914,697	—	2,168,755	2,168	(4,526,901)	(9,625,014)	1,567,355
Stock issued to dissenting stockholder (See note 5)	—	—	—	—	—	—	177,367	177	159,294	—	159,471
Exercise of options	—	—	—	—	—	—	14,180	14	12,748	—	12,762
Stock-based compensation expense	—	—	—	—	—	—	1,603,059	1,603	1,516,150	—	1,517,753
Issuance of restricted stock, net	—	—	—	—	—	—	153,257	154	(154)	—	—
Net loss	—	—	—	—	—	—	—	—	—	(9,945,200)	(9,945,200)

Balance at June 30, 2016 (unaudited)	3,092,781	$14,526,735	3,000,000	$1,190,367	914,697	$—	4,116,618	$4,116	$(2,838,863)	$(19,570,214)	$(6,687,859)

The accompanying notes are an integral part of these consolidated financial statements.

VERITONE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Period June 13, 2014 (Inception) to December 31,	Year Ended December 31,	For the Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Cash flows from operating activities:
Net loss	$(2,456,661)	$(5,710,334)	$(2,577,415)	$(9,945,200)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	18,248	57,229	12,737	61,089
Stock issued to dissenting shareholder	—	—	—	159,471
Stock-based compensation expense	58,986	127,128	63,564	1,517,753
Changes in assets and liabilities:
Accounts receivable	662,321	(1,094,548)	(1,033,432)	(57,485)
Unbilled revenue	99,382	1,983,423	(2,197,670)	(2,817,340)
Prepaid expenses and other current assets	990,158	505,456	(1,078,978)	(284,840)
Accounts payable	5,727,585	8,480,152	7,314,041	(4,810,449)
Accrued liabilities	(460,371)	499,577	571,313	970,656
Customer advances	1,776,389	(770,629)	(166,736)	(3,234,117)
Deferred revenue	1,065,180	(1,674,762)	805,045	2,819,653
Deferred rent	4,952	352	4,177	(4,272)

Net cash provided by (used in) operating activities	7,486,169	2,403,044	1,716,646	(15,625,081)

Cash flows from investing activities
Additions to property, equipment and improvements	(40,271)	(22,297)	(7,158)	—
Additions to intangible assets	—	(471,363)	—	—
Cash acquired through acquisition of ROIM Acquisition Corporation	1,659,074	—	—	—

Net cash provided by (used in) investing activities	1,618,803	(493,660)	(7,158)	—

Cash flows from financing activities
Proceeds from issuance of Series B Preferred Stock, net of issuance costs	14,526,735	—	—	—
Payment for buy-back of Series A-1 Preferred Stock and Common Stock	—	(1,458,895)	(1,419,000)	—
Repayment of notes payable assumed in acquisition of ROIM Acquisition Corporation	(4,885,194)	—	—	—
Proceeds from exercise of Stock options	—	—	—	12,762

Net cash provided by (used in) investing activities	9,641,541	(1,458,895)	(1,419,000)	12,762

Increase (decrease) in cash	18,746,513	450,489	290,488	(15,612,319)
Cash and cash equivalents, beginning of period	—	18,746,513	18,746,513	19,197,002

Cash and cash equivalents, end of period	$18,746,513	$19,197,002	$19,037,001	$3,584,683

Supplemental Disclosure of Cash Flow Information
Cash paid during the periods for:
Interest	$117,373	$—	—	—
Income taxes	5,998	5,600	1,600	6,400
Non-cash investing and financing activities:
Patents of NextMedium LLC acquired in exchange for Series A Preferred Stock and Common Stock	1,500,000	—	—	—
Liabilities assumed in excess of net assets of ROIM Acquisition Corporation acquired in the RAC Merger exchange for Series A-1 Preferred Stock and Common Stock	(6 ,678,678)	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

VERITONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS

Veritone, Inc. (“Veritone”) and its wholly-owned subsidiaries Veritone Media, Inc., Veritone, LLC, Veritone Enterprise, LLC, Veritone LLC, and Veritone Politics, LLC (collectively, the “Company”), is a cloud-based cognitive software company that extracts understanding from unstructured audio and video data. The Company’s Artificial Intelligence Platform (“aiP”) incorporates patented technology to manage and integrate a wide variety of artificial intelligence processes to mimic human cognitive functions such as perception, reasoning, prediction and problem solving to quickly, efficiently and inexpensively transform unstructured data. The Company’s aiP stores the cognitive engine results in a searchable, time-correlated index, creating a rich, online, searchable library of video and audio data that enables near real-time analysis and automated business solutions. By using an open architecture, the aiP can be scalable to quickly add additional cognitive engines, and can be easily leveraged for a broad range of industries that capture or use audio and video data, including, without limitation, media, politics, legal and other commercial and government vertical markets.

Veritone was incorporated as Veritone Delaware, Inc. on June 13, 2014 and changed its name to Veritone, Inc. on July 15, 2014. Veritone acquired 100% ownership of Veritone Media, Inc. (formerly ROIM, Inc.) and Veritone, LLC (formerly NextMedium, LLC) on July 15, 2014.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. Such consolidated financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity.

The accompanying balance sheet as of June 30, 2016, and the related statement of operations, stockholders’ deficit and cash flows for the six months ended June 30, 2015 and 2016 are unaudited. These unaudited financial statements have been prepared in accordance with the rules and rules regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments (consisting of normal occurring adjustments) necessary to state fairly the Company’s consolidated financial position and results of operations and cash flows for the six months ended June 30, 2015 and 2016.

Liquidity and Capital Resources

The Company has incurred losses from operations and negative cash flows since inception. At June 30, 2016, the Company had an accumulated deficit of approximately $19,600,000 and a negative working capital of approximately $8,600,000 (unaudited). On August 15, 2016, the Company entered into an Investment Agreement with Acacia Research Corporation (See Note 9) that provides for financing of up to $50 million, comprised of convertible debt and equity components.

Management expects that the Company will incur operating losses as the Company continues to invest in enhancing its platform and broadens its sales and marketing capabilities. Failure to generate expected revenues or control costs may require the Company to raise additional capital, which may not be available on acceptable terms or at all, or modify, delay or abandon some of its future business plans. Such events could have a material adverse effect on the Company’s operating results, financial condition and the ability to achieve its intended business objectives.

Principles of Consolidation

The consolidated financial statements of Veritone, Inc. include the accounts of its wholly-owned subsidiaries, Veritone Media, Inc., Veritone, LLC, Veritone Enterprise, LLC, and Veritone Politics, LLC, from their respective dates of formation or acquisition, as applicable. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Accounting Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The principal estimates relate to the allowance for doubtful accounts, the valuation of stock awards, and the valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s financial instruments consist primarily of cash and equivalents, accounts receivable, accounts payable and accrued expenses. The Company has determined that the carrying values of these instruments for the periods presented approximate fair value due to their short-term nature.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and deposits in money market funds with original maturities of three months or less, and therefore, approximate fair value. At December 31, 2014, December 31, 2015 and June 30, 2016, the Company had $6,821,352, $12,996,192 and $808,226 (unaudited), respectively, in money market accounts carried at fair value (Level 1).

Accounts Receivable and Unbilled Revenue

Accounts receivable consist primarily of amounts due from customers under normal trade terms. Allowances for uncollectible accounts are provided for based upon a variety of factors, including historical amounts written-off, an evaluation of current economic conditions and assessment of customer collectability. As of December 31, 2014, December 31, 2015 and June 30, 2016, no allowance for doubtful accounts was recorded by the Company as all amounts were considered collectible.

The amounts due from customers under normal trade terms that were not yet billed as of December 31, 2014, December 31, 2015 and June 30, 2016 are reflected as unbilled revenue.

Revenue Recognition

Net revenues for the periods presented were comprised of the following:

	For the Period June 13, 2014 (Inception) to December 31,	Year Ended December 31,	Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Media advertising revenue	$4,553,437	$13,886,437	$5,915,335	$3,973,730
SaaS software revenue	—	41,112	3,600	112,700

Total net revenue	$4,553,437	$13,927,549	$5,918,935	$4,086,430

Media Advertising Revenue

The Company generates revenue primarily from services performed under advertising contracts. The Company’s contracts typically provide for the Company to receive a percentage of the total fees for the advertising placements of its customers. Media providers, such as radio stations, are required to provide proof of service that the advertising was actually run or aired before the Company can recognize any revenue. Under the advertising contracts, the Company is deemed to be an agent and, as such, presents revenues on a net basis, reflecting the percentage or the total fees earned by the Company.

Revenue is recognized when the service is performed in accordance with the client arrangement and upon the completion of the earnings process. Prior to recognizing revenue, persuasive evidence of an arrangement must exist, the sales price must be fixed or determinable, delivery, performance and acceptance must be in accordance with the client arrangement, and collection must be reasonably assured. If the earnings process has not been completed, amounts billed to customers are reflected as deferred revenue.

The Company’s customers are often required to make a deposit or pre-pay the media advertising plan. Such amounts are reflected as customer advances on the Company’s consolidated balance sheets until all revenue recognition criteria have been met.

During the period from June 13, 2014 (inception) to December 31, 2014, the Company made $36,358,992 in gross media placements, including $31,927,263 billed directly to customers. Of the amounts billed directly to customers, $27,460,758 represented media related costs netted against such billings in the accompanying consolidated statement of operations as required by GAAP. During the period from January 1, 2015 to December 31, 2015, the Company made $109,918,596 in gross media placements, including $98,631,373 billed directly to customers. Of the amounts billed directly to customers, $85,049,640 represented media related costs netted against such billings.

For the six months ended June 30, 2015, the Company incurred $48,945,144 in gross media placements, including $43,951,779 billed directly to customers (unaudited). Of the amounts billed directly to customers, $38,155,461 represented media related costs netted against such billings in the accompanying consolidated statement of operations in accordance with GAAP (unaudited). For the six months ended June 30, 2016, the Company made $35,037,441 in gross media placements, including $29,534,802 billed directly to customers (unaudited). Of the amounts billed directly to customers, $25,633,921 represented media related costs netted against such billings (unaudited).

Software Revenue

The Company also derives its revenue from software-as-a-service (“SaaS”) offerings and time-based software subscriptions. The Company recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable.

SaaS revenue arrangements and time-based software subscriptions typically have an initial term ranging in duration from one to 48 months and are renewable on an annual basis. The Company allocates the value of the SaaS arrangement to each separate unit of accounting based on the best estimated selling price. Revenue allocated to the SaaS/software subscription element is recognized ratably over the non-cancellable term of the SaaS/subscription service. We recognize revenue allocated to other units of accounting included in the arrangement upon the earlier of the completion of the service or the expiration of the customer’s right to receive the service. Customers are billed in arrears via invoices for services used. Customers have contracts that provide for a minimum monthly commitment.

The Company’s arrangements do not contain general rights of return. However, credits may be issued to customers on a case-by-case basis. The contracts do not provide customers with the right to take possession of the software supporting the applications. Amounts that have been invoiced are recorded as deferred revenue if the revenue recognition criteria have not been met.

Property, Equipment and Improvements

Property, equipment and improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. Depreciation and amortization are computed using the straight-line method over the estimated useful lives (or lease term, if shorter) of the related assets.

The useful lives of property, equipment and leasehold improvements are as follows:

• Property and equipment	3 years
• Leasehold improvements	5 years

The Company assesses the recoverability of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. There was no impairment of long-lived assets for the periods presented.

Patents

The Company, and certain of its subsidiaries, currently has registered or has applied for 87 patents in the United States and a number of foreign countries. Costs related to filing and pursuing patent applications are charged to expense as incurred, as recoverability of such expenditures is uncertain. On July 15, 2014, the Company capitalized $1,500,000 of patent development costs as the result of the acquisition of NextMedium, LLC as described in Note 3—Acquisitions. Once the related patents have been granted, the Company will begin amortizing the costs over the life of such patent.

Stock Based Compensation

The Company recognizes stock based compensation expense to employees based on grant date fair values of the stock options and restricted stock granted, amortized over the requisite service period.

Tax benefits related to stock-based compensation are recognized as a reduction to deferred taxes until the related tax deductions reduce current income taxes. When such event occurs, the tax benefits are then recognized through additional paid in capital. The Company allocates the tax benefits based on the provisions in the tax laws that identify the sequence in which the amounts are utilized for tax purposes. See Note 5—Stock Based Compensation.

Capitalized Software

The Company capitalizes certain development costs incurred in connection with its internal use software. These capitalized costs are related primarily to its Artificial Intelligence Platform (“aiP”) that is hosted by the Company and accessed by its customers on a subscription basis. Costs incurred in the preliminary stages of development are charged to expense as incurred. Once an application has reached the development stage, internal and external costs, if direct, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. Capitalized costs are recorded as long-term assets. Maintenance and training costs are charge to expense as incurred. Internal use software is amortized on a straight line basis over its estimated useful life, generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internal use software for the periods presented.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at tax rates expected to be in effect when such temporary differences are expected to reverse.

The Company assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, if recovery is not more likely than not, the Company establishes a valuation allowance to reduce the deferred tax assets to the amounts expected to be realized. Realization of the deferred tax assets is dependent on the Company generating sufficient taxable income in future years to obtain a benefit from the reversal of temporary differences and from net operating losses.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to determine whether the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. If the first test is met, then the second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. As of December 31, 2014, no liabilities were required to be recorded related to tax positions taken in the period from June 13, 2014 (inception) to December 31, 2014. As of December 31, 2015, no liabilities were required to be recorded related to tax positions taken in the period from January 1, 2015 to December 31, 2015. As of June 30, 2016, no liabilities were required to be recorded related to tax positions taken in the period from January 1, 2016 to June 30, 2016.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes.

In accordance with FASB guidance, the Company has elected to include interest and penalties related to its tax contingencies as a component of income tax expense. There were no accruals for interest and penalties related to uncertain tax positions for the periods presented.

Concentration of Risk

The Company places its cash and cash equivalents with what management believes are quality financial institutions in the United States. At times, the value of the United States deposits exceed federally insured limits.

The Company has not experienced any losses in such accounts. As of December 31, 2014, December 31, 2015 and June 30, 2016, the amount in excess of federally insured limits approximated $17,700,000, $19,260,000, and $2,710,000 (unaudited), respectively.

Two customers accounted for 40% of the Company’s net revenues for the period from June 13, 2014 (inception) to December 31, 2014. These same customers accounted for approximately $2,600,000 and $7,000, respectively, of the Company’s accounts receivable as of December 31, 2014. The Company had three vendors which accounted for approximately $6,000,000, $2,200,000, and $1,400,000, respectively, of accounts payable as of December 31, 2014.

Two customers accounted for 43% of the Company’s net revenues for the year ended December 31, 2015. These same customers accounted for approximately $1,000,000 and $2,600,000, respectively, of the Company’s accounts receivable as of December 31, 2015. The Company had three vendors which accounted for approximately $5,100,000, $2,600,000, and $2,400,000, respectively, of accounts payable as of December 31, 2015.

Two customers accounted for 39% of the Company’s net revenues for the six months ended June 30, 2015 (unaudited).

Two customers accounted for 32% of the Company’s net revenues for the six months ended June 30, 2016 (unaudited). These same customers accounted for approximately $3,000,000 and $300,000, respectively, of the Company’s accounts receivable as of June 30, 2016 (unaudited). The Company had three vendors which accounted for approximately $3,500,000, $1,700,000, and $1,400,000, respectively, of accounts payable as of June 30, 2016 (unaudited).

Earnings Per Share

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, the Company currently does not have any deemed common share equivalents; therefore, its basic and diluted net loss per share calculations are the same.

The following table presents the computation of basic and diluted net loss per common share:

	For the Period June 13, 2014 (Inception) to December 31,	Year Ended December 31,	Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Historical net loss per share
Numerator
Net loss attributable to common stockholders	$(2,456,661)	$(5,710,334)	$(2,577,415)	$(9,945,200)

Denominator
Weighted-average common shares outstanding	3,211,840	2,719,434	3,086,876	3,225,879
Less: Weighted-average shares subject to repurchase	(375,381)	(358,214)	(375,036)	(287,862)

Denominator for basic and diluted net loss per share	2,836,459	2,361,220	2,711,840	2,938,017

Basic and diluted net loss per share	$(0.87)	$(2.42)	$(0.95)	$(3.39)

Potentially dilutive securities that were not included in the calculation of diluted net loss per share because their effect would be anti-dilutive are as follows (in common equivalent shares):

	For the Period June 13, 2014 (Inception) to December 31,	Year Ended December 31,	Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Common stock subject to repurchase	222,615	132,750	196,817	207,734
Common stock options	980,012	1,056,998	1,088,027	1,204,632

	1,202,627	1,189,748	1,284,844	1,412,366

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount that the entity expects to be entitled to receive when products are transferred to customers. ASU 2014-09 will be effective for the Company beginning in its first quarter of 2019 and early adoption is permitted. Subsequently, the FASB has issued the following standards related to ASU 2014-09: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (“ASU 2016-08”); ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”); and ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”). The Company must adopt ASU 2016-08, ASU 2016-10 and ASU 2016-12 with ASU 2014-09 (collectively, the “new revenue standards”). The new revenue standards may be applied retrospectively to each prior period presented or prospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the timing of its adoption and the impact of adopting the new revenue standards on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014–15, “Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern,” which requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern (meet its obligations as they become do) within one year after the date that the financial statements are issued. If conditions or events raise substantial doubt about the entity’s ability to continue as a going concern, certain disclosures are required. This ASU is effective for annual reporting periods ending after December 15, 2016, and interim periods thereafter. The Company is currently evaluating the potential impact that the new standard will have on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015–17, “Income Taxes: Balance Sheet Classification of Deferred Taxes,” to require that deferred tax liabilities and assets be classified entirely as non-current. This amended guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those years. Early adoption is permitted, and the amended guidance may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We are currently evaluating the effects and the timing of the adoption of ASU 2015-17.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” The amendments under this pronouncement will change the way all leases with duration of one year of more are treated. Under this guidance, lessees will be required to capitalize virtually all leases on the balance sheet as a right-of-use asset and an associated financing lease liability or capital lease liability. The right-of-use asset represents the lessee’s right to use, or control the use of, a specified asset for the specified lease term. The lease liability represents the lessee’s obligation to make lease payments arising from the lease, measured on a discounted basis. Based on certain characteristics, leases are classified as financing leases or operating leases. Financing lease liabilities, those that contain provisions similar to capitalized leases, are amortized in the same manner as capital leases are amortized under current accounting rules, as amortization expense and interest expense in the statement of operations. Operating lease liabilities are amortized on a straight-line basis over the life of the lease as lease expense in the statement of operations. This update is effective for annual reporting periods, and interim periods within those reporting periods, beginning after December 15, 2018. The Company is currently evaluating the impact this standard will have on its policies and procedures pertaining to its existing and future lease arrangements, disclosure requirements and on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and treatment of forfeitures. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and early adoption is permitted. The Company is currently evaluating the potential impact that the new standard will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230),” a consensus of the FASB’s Emerging Issues Task Force,” which provides guidance intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. Early adoption is permitted. This adoption is not expected to have any significant impact on our consolidated financial statements.

NOTE 3. ACQUISITIONS

In July 2014, Veritone acquired Veritone Media, Inc. (formerly ROIM, Inc.) and Veritone, LLC (formerly NextMedium, LLC) through a series of transactions between entities under common control, as described below. NM was beneficially owned by Chad and Ryan Steelberg who are the executive officers, directors and majority stockholders of Veritone, Inc. Veritone Medium and Veritone LLC are now wholly-owned subsidiaries of Veritone, Inc.

On June 17, 2014, ROIM Acquisition Corporation (“RAC”) was incorporated as a transitory entity. On July 14, 2014, RAC and an affiliated entity, Brand Affinity Technologies, Inc. (“BAT”), entered into an Asset Purchase Agreement (the “ROIM Agreement”) pursuant to which RAC acquired all of the outstanding shares of capital stock of ROIM, Inc., a wholly-owned subsidiary of BAT (“ROIM”), and certain intellectual property of BAT in exchange for 2,161,938 shares of RAC’s Class B common stock and a promissory note of RAC payable to BAT, in the original principal amount of $885,194 (the “BAT Note”).

In connection with the ROIM Agreement, RAC also assumed the following promissory notes: (i) two senior secured promissory notes of BAT dated October 24, 2012 and March 19, 2013 payable to Newport Coast Investments, LLC, an affiliated California limited liability company (“NCI”), in the original aggregate principal amount of $2,000,000 (the “NCI Notes”); (ii) two senior secured promissory notes of BAT dated October 24, 2012 and March 19, 2013 payable to Brand Affinity, LLC, an unaffiliated Illinois limited liability company (“BALLC”), in the original principal amount of $2,000,000 (the “BALLC Notes”); and (iii) certain senior secured promissory notes of BAT dated as of dates between September 27, 2013 and December 26, 2013 in the original aggregate principal amount of $4,900,000 (the “Bridge Notes”). The holders of the Bridge Notes described in subsection (iii) above are collectively referred to as the “BAT Noteholders”.

On July 15, 2014, prior to the RAC Merger described below, the BAT Noteholders exchanged the Bridge Notes for the issuance of an aggregate of 1,038,066 shares of Class A common stock of RAC. The NCI Notes, the BALLC Notes and the BAT Note remained outstanding and were assumed by Veritone in connection with the RAC Merger.

On July 15, 2014, Veritone and NextMedium, LLC, an affiliated Delaware limited liability company (“NM”), and NM’s members entered into a Unit Purchase Agreement, pursuant to which Veritone acquired all of the outstanding membership interests in NM in exchange for the issuance to the members of NM of an aggregate of 1,500,000 shares of Veritone’s common stock and 3,000,000 shares of Veritone’s Series A Preferred Stock (the “NM Transfer”).

On July 15, 2014, Veritone and each of the stockholders of RAC entered into an Agreement and Plan of Merger, pursuant to which RAC was merged with and into Veritone (the “RAC Merger”). In connection with the RAC Merger, all of the outstanding stock of RAC was converted into an aggregate of 1,333,334 shares of Veritone’s common stock and 2,666,667 shares of Veritone’s Series A-1 Preferred Stock. The NCI Notes, the BALLC Notes and the BAT Note assumed by Veritone in connection with the RAC Merger were repaid in full in July 2014.

As the same group of stockholders held more than 50% of the voting ownership interest of each entity involved in the RAC Merger and the NM Transfer, the assets and liabilities acquired through such transactions were recorded at their carrying value by the respective predecessor entities. The corresponding issuances of common stock and Preferred Stock were accounted for using the relative fair value of each instrument on the date of acquisition.

The Company determined the fair values of the common stock and the Series A Preferred Stock and Series A-1 Preferred Stock using the precedent transaction method. The enterprise value was determined using both the option pricing method (“OPM”) and a probability weighted expected return method (“PWERM”). Under the OPM, each share was valued using a series of call options with exercise prices based on the liquidation preferences and conversion behaviors of the different classes of equity. Under the PWERM, the shares were valued using the probability-weighted present value of expected future investment returns, considering various future outcomes available to the Company, as well as the rights of each share class.

The following table summarizes significant unobservable inputs in each valuation technique that were used in the determination of the Level 3 fair value of each share of common stock and Series A Preferred Stock.

Valuation Technique(s)	Significant Unobservable Inputs	Range of Inputs
Option pricing model	Volatility	30.00%
	Term (in years)	6.0
Probability weighted expected return	Probabilities	35.0% - 65.0%

The following table summarizes the values of the net assets acquired (liabilities assumed):

	RAC Merger	NM Transfer
Cash and cash equivalents	$1,659,074	$—
Accounts receivable and unbilled revenue	9,283,208	—
Prepaid expenses and other current assets	2,260,966	—
Property, equipment and improvements	33,177	—
Patent development costs	—	1,500,000
Accounts payable and accrued liabilities	(8,577,513)	—
Customer advances and deferred revenue	(4,770,277)	—
Notes payable	(4,885,194)	—
Other liabilities	(23,045)	—

Net Assets Acquired (Liabilities Assumed)	$(5,019,604)	$1,500,000

NOTE 4. PROPERTY, EQUIPMENT, IMPROVEMENTS AND INTANGIBLE ASSETS

Property, equipment and improvements consisted of the following:

	December 31,		June 30,
	2014	2015	2016
			(unaudited)
Property and equipment	$94,028	$116,324	$116,324
Leasehold improvements	11,786	11,786	11,786

	105,814	128,110	128,110
Less: accumulated depreciation	(50,614)	(76,418)	(90,372)

Property, Equipment and Improvements, Net	$55,200	$51,692	$37,738

Depreciation expense was $18,248 and $25,805 for the period from June 13, 2014 (inception) to December 31, 2014, and for the year ended December 31, 2015 respectively. Depreciation expense was $12,737 and $13,953 for the six months ended June 30, 2015 and 2016, respectively (unaudited).

CAPITALIZED SOFTWARE

During 2015, certain software under development by the Company reached the point of technological feasibility. Accordingly, the Company capitalized all subsequent development costs, totaling $471,363, from July 21, 2015 up until the software was available for commercial use on September 1, 2015. This amount is being amortized over a five-year period, commencing on September 1, 2015.

Amortization expense related to capitalized software costs was $0 and $47,136 for the six months ended June 30, 2015 and 2016, respectively (unaudited), and $31,424 for the year ended December 31, 2015. The expected annual amortization expense related to capitalized software costs is $94,272 per year for 2016 through 2019 and $62,851 for 2020, for a total expected amortization expense of $439,939.

NOTE 5. STOCKHOLDERS’ EQUITY (DEFICIT)

PREFERRED STOCK

As of June 30, 2016, the Company had authorized 11,500,000 shares of convertible preferred stock (collectively the “Preferred Stock”), par value $0.001 per share, 5,666,667 of which were designated as Series A Preferred Stock, 2,666,667 shares were designated as Series A-1 Preferred Stock and 3,092,781 shares were designated as Series B Preferred Stock. The remaining 73,885 shares of Preferred Stock are available for future issuances in one or more series.

In connection with the NM Transfer and the RAC Merger (see Note 3 for  further discussion), the Company issued 3,000,000 and 2,666,667 shares of Series A Preferred Stock and Series A-1 Preferred Stock, respectively. In July 2014, the Company also issued 3,092,781 shares of Series B Preferred Stock at $4.85 per share for gross proceeds of approximately $15,000,000.

As of December 31, 2014, December 31, 2015 and June 30, 2016, the conversion price of all issued Series A Preferred Stock and Series A-1 Preferred Stock to common stock was approximately $1.76 per share and the conversion price of all issued Series B Preferred Stock to common stock was $4.85 per share, all of which are subject to downward adjustment if any future stock issuances occur at a price less than the then applicable conversion prices for such series of Preferred Stock.

Each share of the Preferred Stock has a liquidation preference equal to the applicable share price of each series, plus an 8% compounded annual return, subject to adjustment for stock dividends, splits, combinations, recapitalizations and the like with respect to such shares. As of December 31, 2014, December 31, 2015 and June 30, 2016, the holders of Series B Preferred Stock had a liquidation preference over the holders of Series A

Preferred Stock and Series A-1 Preferred Stock and common stock for an amount equal to approximately $5.03, $5.43 and $5.65 (unaudited) per share, respectively. As of December 31, 2014, December 31, 2015 and June 30, 2016, the holders of Series A Preferred Stock and Series A-1 Preferred Stock had a liquidation preference over the holders of common stock for an amount equal to approximately $1.83, $1.98 and $2.06 (unaudited) per share, respectively.

If upon any liquidation event, funds and assets are insufficient to permit full payment of the liquidation preference of all shares of Series B Preferred Stock, then the remaining available funds and assets shall be distributed entirely to the holders of Series B Preferred Stock. Similarly, if upon any liquidation event, and after full payment to Series B Preferred Stock, remaining funds and assets are insufficient to permit full payment of the liquidation preference of all shares of Series A Preferred Stock and Series A-1 Preferred Stock, then the remaining available funds and assets shall be distributed pro-rata between the holders of Series A Preferred Stock and Series A-1 Preferred Stock. After the payment in full of the foregoing liquidation preferences, any remaining assets of the Company shall be distributed with equal priority and pro-rata (on an as converted to common stock basis) among the holders of the Company’s common stock and Preferred Stock provided that if each share of Series A, Series A-1 and Series B Preferred Stock has received its respective Maximum Participation Amount, then such holder of each share of such Preferred Stock shall be entitled to receive upon liquidation, the greater of (A) the Maximum Participation Amount for such share of Preferred Stock, and (B) the amount such holder would have received for such share of Preferred Stock if all shares of such Preferred Stock had been converted into common stock immediately prior to such liquidation. The Maximum Participation Amount for all outstanding preferred stock is equal to two times the Original Issue Price for each series of outstanding Preferred Stock. As of December 31, 2014, December 31, 2015 and June 30, 2016, the original issue price for the Series A, Series A-1 and Series B Preferred Stock was approximately $1.76, $1.76 and $4.85 per share. Each share of Series A, Series A-1, and Series B Preferred Stock is initially convertible into one share of common stock at the option of the preferred stock holders, subject to certain adjustments, and is automatically convertible on the occurrence of certain events.

The holders of the Preferred Stock are entitled to receive non-cumulative dividends in an amount equal to or greater than those declared to holders of common stock out of funds legally available if and only when declared by the Board of Directors. No dividends were declared during the periods presented. As of June 30, 2016, the holders of Series B Preferred Stock, voting as a separate class, were entitled to elect two members of the Board of Directors, the holders of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class, were entitled to elect one member of the Board of Directors, and the two remaining members of the Board of Directors were voted on by the holders of common stock.

The holders of the Preferred Stock also have certain protective covenants, as defined, which generally restrict changes to the debt or capital structure of the Company without the approval of the majority of such holders.

COMMON STOCK

As of June 30, 2016, the Company had authorized 28,500,000 shares of common stock, $0.001 par value per share. In July 2014, in connection with the NM Transfer and the RAC Merger (see Note 3 for further discussion), the Company issued 1,500,000 shares and 1,333,334 shares of common stock, respectively. In 2014, the Company issued an aggregate of 493,846 shares of restricted common stock to six employees under the 2014 Stock Option/Stock Issuance Plan (the Plan). In 2015, the Company issued an aggregate of 180,576 shares of restricted common stock to two employees under the Plan. (See “Note 5—Stock-Based Compensation—Restricted Stock”).

Share Issuance to Existing Stockholders

In March 2016, the Company issued 1,603,059 shares of the Company’s common stock valued at $0.90 per share to an entity beneficially owned by two of the Company’s executive officers, who are also directors and indirect stockholders of the Company (the “Founders”). The shares were issued to the Founders in consideration for services rendered to the Company in 2016, and the Company recorded stock based compensation expense of $1,442,753 in the six months ended June 30, 2016 (unaudited). In April 2016, the Company entered into an agreement with a stockholder who initially dissented to the issuance of shares to the Company’s Founders. Pursuant to the agreement, the Company agreed to issue to such stockholder an aggregate of 177,367 shares of the Company’s common stock and paid to such stockholder an amount equal to an aggregate of $287,582, representing (i) the estimated taxes for the shares to be issued to such stockholder and (ii) the reimbursement of certain legal fees. In addition, the Company has agreed to indemnify such stockholder for any losses, damages and costs associated with certain matters related to the BAT bankruptcy, and for any additional taxes that may be incurred by such stockholder in connection with the issuance to such stockholder of the foregoing 177,367 shares of common stock. In connection with the issuance of these shares, the Company recorded an expense of $159,471, which is included in general and administrative expense for the six months ended June 30, 2016 (unaudited).

SHARE BUY-BACK

On April 22, 2015, the Company entered into an asset purchase agreement with BAT, pursuant to which the Company purchased 852,030 shares of Veritone, Inc. common stock and 1,704,060 shares of Veritone, Inc. Series A-1 Preferred Stock from BAT for a total purchase price of $1,419,000. The Company subsequently retired all such shares.

On July 21, 2015, the Company entered into an asset purchase agreement with ad pepper International N.V., pursuant to which the Company purchased 23,955 shares of Veritone, Inc. common stock and 47,910 shares of Veritone, Inc. Series A-1 Preferred Stock from ad pepper International N.V. for a total purchase price of $39,895. The Company subsequently retired all such shares.

WESTWOOD ONE WARRANTS

On June 14, 2016, the Company entered into an agreement with Westwood One, Inc. (“WWO”) wherein the Company appointed WWO as our exclusive third party affiliate sales representative to market its Platform license agreements to individual radio stations or audio platforms in the United States. The agreement has an initial term of two years with automatic one year renewal provisions unless either party elects not to renew the agreement. Under the terms of the agreement, the Company will compensate WWO for securing such Platform license agreements through (a) referral fees that range from 10% to 15% of the annual value of the Platform licenses agreements that WWO secures on the Company behalf, and (b) the issuance of a warrant to purchase shares of the Company common stock. The ten-year warrant provides for the issuance of up to 412,370 shares of the Company common stock at an exercise price equal to the lesser of (a) $4.85 per share and (b) the per share price of the Company’s Series C preferred stock financing , if applicable. 50% of the shares subject to the warrant shall vest and become exercisable once WWO has secured Platform licenses that cover at least 350 concurrent stations and the remaining 50% vest and become exercisable once WWO has secured Platform licenses that cover a total of at least 700 concurrent stations. The warrant also provides for certain acceleration of vesting in the event that the Company experiences a change of control. As of June 30, 2016, satisfaction of the performance condition to vesting was not deemed probable, and as such no expense has been recognized. The agreement can be terminated by the Company after first anniversary, upon 120 days’ notice, subject to the terms of the agreement. In the event the agreement is terminated, any unvested shares shall be forfeited.

STOCK-BASED COMPENSATION

In 2014, the Company’s Board of Directors and its stockholders adopted the Plan, which was amended in March 2015. The Plan is administered by the compensation committee of the Board of Directors, which determines the recipients and the terms of the awards granted. The Plan provides that awards granted may be options, restricted stock or restricted stock units (collectively the “Awards”). Stock option awards may be either incentive stock options or non-qualified options. The Awards may be granted to eligible employees, directors and consultants. As of June 30, 2016, an aggregate of up to 1,575,009 shares (unaudited) of common stock were reserved for issuance under the Plan. The Company generally recognizes compensation expense relating to Awards ratably over the requisite service period, which is generally the vesting period.

Restricted Stock

Under the Plan, the Company has granted restricted stock that generally vests over four years from the date of the grant, unless the participant’s service with the Company is terminated earlier. The fair value of the restricted stock grants was the estimated value per share of common stock at the date of grant determined by using both the option pricing method (“OPM”) and a probability weighted expected return method (“PWERM”).

Restricted stock activity for the periods presented was as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested at June 13, 2014 (Inception)	—	$—
Granted	493,846	$0.90
Forfeited	(261,856)	$0.90
Vested	(9,375)	$0.90

Unvested at December 31, 2014	222,615
Granted	180,576	$0.85
Forfeited	(201,160)	$0.86
Vested	(69,281)	$0.90

Unvested at December 31, 2015	132,750	$0.90
Granted	163,568	$0.85
Forfeited	(10,311)	$0.90
Vested	(78,273)	$0.87

Unvested at June 30, 2016 (unaudited)	207,734	$0.87

At December 31, 2014, total unrecognized compensation expense related to restricted stock was $153,510. This is expected to be recognized over a period of 1.71 years. At December 31, 2015, total unrecognized compensation cost related to restricted stock was $123,237. This is expected to be recognized over a period of 2.61 years. At June 30, 2016, total unrecognized compensation expense related to restricted stock was $238,348 (unaudited). This is expected to be recognized over a period of 2.28 years.

Stock Options

Under the Plan, the Company has granted stock options at exercise prices equal to or greater than the fair value of the common stock on the grant date. These options expire ten years after the grant date and generally vest over a period of four years of continuous service following the vesting commencement date of such option, unless the optionee’s continuous service with the Company is terminated earlier, with compensation expense recognized evenly over the requisite service period.

The fair value for each option granted was determined as of the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires various assumptions, which are noted in the following table:

	For the Period June 13, 2014 (Inception) to December 31, 2014	Year Ended December 31, 2015
	Range	Range
Expected terms (in years)	5.91 - 10.00	5.28 - 6.07
Expected volatility	31.42% - 35.33%	55.00%
Risk-free interest rate	1.82% - 2.49%	1.34% - 2.07%
Expected dividend yield	—	—

The expected term reflects the application of the simplified method. The simplified method defines the expected term as the average of the contractual term of the options and the vesting period for all tranches. The risk-free rate is based on the implied yield of U.S. Treasury notes as of the grant date with a remaining term approximately equal to the expected life of the award. Estimated volatility reflects historical volatility of the shares of publicly-traded peers of the Company until sufficient information regarding the volatility of the Company’s shares becomes available.

The following is a summary of the Company’s stock option activity:

		Weighted-Average
	Options	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at June 13, 2014 (Inception)	—	$—
Options Granted	1,028,805	$0.90
Options Forfeited / Cancelled	(48,793)	$0.90

Outstanding at December 31, 2014	980,012	$0.90	9.68 years	$—
Options Granted	394,666	$0.90
Options Forfeited / Cancelled	(317,680)	$0.90

Outstanding at December 31, 2015	1,056,998	$0.90	8.84 years	$—
Options Granted	313,785	$0.90
Options Exercised	(14,180)	$0.90
Options Forfeited / Cancelled	(151,971)	$0.90

Outstanding at June 30, 2016 (unaudited)	1,204,632	$0.90	9.23 years	$—

Exercisable at December 31, 2015	273,531

Exercisable at June 30, 2016 (unaudited)	435,257

At December 31, 2014, total unrecognized compensation expense related to stock options was $240,108. This is expected to be recognized over a weighted average period of 1.67 years. At December 31, 2015, total unrecognized compensation expense related to stock options was $195,641. This is expected to be recognized over a weighted average period of 3.03 years. At June 30, 2016, total unrecognized compensation expense related to stock options was $310,752 (unaudited). This is expected to be recognized over a weighted average period of 3.05 years.

The following table summarizes the total expense associated with stock-based compensation:

	For the Period June 13, 2014 (Inception) to December 31,	Year Ended December 31,	Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Stock Options:
Selling and marketing	$—	$44,092	$22,046	$26,012
Research and development	—	16,873	8,436	9,954
General and administrative	36,382	11,786	5,893	1,449,707

Total Stock Option Expense	36,382	72,751	36,375	1,485,673

Restricted Stock:
Selling and marketing	—	37,058	18,529	21,863
Research and development	—	2,996	1,498	1,768
General and administrative	22,604	14,323	7,162	8,449

Total Restricted Stock Expense	22,604	54,377	27,189	32,080

Total Stock-Based Compensation Expense	$58,986	$127,128	$63,564	$1,517,753

NOTE 6. PROVISION FOR INCOME TAXES

The provision for income taxes consisted of the following for the period from June 13, 2014 (inception) to December 31, 2014 and for the year ended December 31, 2015:

	For the Period June 13, 2014 (Inception) to December 31,	Year Ended December 31,
	2014	2015
Current:
Federal	$—	$—
State taxes	5,998	5,600

Total current	5,998	5,600

Deferred:
Federal	(752,021)	(1,765,534)
State taxes	(214,752)	(502,588)

	(966,773)	(2,268,122)

Change in valuation allowance	966,773	2,268,122

Total deferred	$—	—

Provision for income taxes	$5,998	$5,600

The significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2014 and December 31, 2015 were as follows:

	December 31,
	2014	2015

Deferred tax assets:
Net operating loss carryforwards and credits	$863,841	$3,024,083
Stock-based compensation	25,276	16,630
Accrued expenses	65,659	109,928
Fixed assets	—	35,691
Other	11,997	48,563

	966,773	3,234,895
Valuation allowance	(966,773)	(3,234,895)

Total deferred tax assets, net of valuation allowance	$—	$—

As of December 31, 2015 and 2014, management had applied a full valuation allowance against the net deferred tax assets since it was more likely than not that the Company would not realize the net deferred tax assets. The valuation allowance increased by $966,773 during the period from June 13, 2014 (inception) to December 31, 2014, and by $2,268,122 during the year ended December 31, 2015.

As of December 31, 2014, the Company had federal and state net operating loss carryforwards of approximately $2,177,000 and $2,177,000, respectively. As of December 31, 2015, the Company has federal and state net operating loss carryforwards of approximately $7,600,000 and $7,600,000, respectively. If not used, these carryforwards will begin to expire in 2034.

The difference between the income tax expense at the federal statutory rate and the Company’s effective tax rate from the Company’s continuing operations is as follows:

	December 31,
	2014	2015
Federal Statutory Rate	34.00%	34.00%
State Income Tax Rate, Net of Federal Benefits	5.78	5.78
Meals and Entertainment and other	(0.33)	0.01
Change in Valuation Allowance	(39.70)	(39.80)

Effective tax rate	(0.25%)	(0.01%)

NOTE 7. RELATED PARTY TRANSACTIONS

In October 2014, the Company and Steel Ventures, LLC (“SVL”), an affiliated company whose shareholder has significant control over the Company, entered into an Intercompany Administrative Services Agreement (the “Service Agreement”) effective October 1, 2014 for a two year period, with two two-year renewal options. Pursuant to the Service Agreement, SVL agreed to make its executive management, professional, technical and clerical employees available to the Company to assist in the operation and administration of the Company’s business. In addition, SVL agreed to make other services available to the Company through parties other than SVL’s personnel. In consideration for the above, SVL invoices the Company allocable costs based on a predefined allocation methodology.

During the period from June 13, 2014 (inception) to December 31, 2014 and the year ended December 31, 2015, the Company incurred fees of $201,683 and $1,315,373, respectively, for services received under the

Service Agreement. As of December 31, 2014 and December 31, 2015, the Company had a payable balance of $3,612 and $58,802, respectively, to SVL.

During the six months ended June 30, 2016 and 2015, the Company incurred fees of $804,955 and $470,503, respectively, for services received under the Service Agreement. As of June 30, 2016 the Company had a payable balance of $27,068 to SVL (unaudited).

There were no other related party transactions other than the acquisition transactions described in Note 3.

NOTE 8. COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases office space under various operating lease agreements expiring through the year 2018. The lease contracts contain provisions for rent escalations during the lease terms. At December 31, 2015, future minimum rentals under these leases are as follows:

Years Ending December 31,	Minimum Annual Lease Payments
2016	$147,529
2017	150,260
2018	77,006

$374,795

Rent expense totaled $155,128 for the period from June 13, 2014 (inception) to December 31, 2014 and $429,556 for the year ended December 31, 2015. Rent expense totaled $201,120 and $283,884 for the six months ended June 30, 2015 and 2016, respectively (unaudited).

NOTE 9. SUBSEQUENT EVENTS (Unaudited)

The Company evaluated subsequent events through November 14, 2016, the dates these consolidated financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in the accompanying consolidated financial statements, other than the following:

Conversion of Series A-1 preferred stock

On July 15, 2016, all outstanding shares of Series A-1 preferred stock were converted on a one-for-one basis into shares of Series A preferred stock.

Acacia Research Corporation Financing

On August 15, 2016, the Company entered into an Investment Agreement with Acacia Research Corporation (“Acacia”) that provides for Acacia to make up to a $50 million investment in Veritone consisting of both debt and equity components. Pursuant to the Investment Agreement, the Company entered into a Secured Convertible Promissory Note with Acacia (the “Acacia Note”) that provides for up to $20 million in borrowings through two $10 million advances, each bearing interest at the rate of 6.0% per annum. On August 15, 2016, the Company borrowed $10 million (the “First Loan”) that has a one year term, and in November 2016 the Company expects to borrow the remaining $10 million (the “Second Loan”) that will also have a one year term from the date of issuance. The maturity date of the First Loan will automatically extend to the maturity date of the Second Loan. The Acacia Note is secured by substantially all of the Company’s assets with the collateral provisions set forth in a Security Agreement dated August 15, 2016.

In conjunction with the First Loan, the Company issued Acacia a four-year warrant to purchase a number of shares of the Company’s Class A common stock determined by dividing $700,000 by an exercise price per share ranging from $4.85 to $8.24 (resulting in a number of shares of Class A common stock ranging from 84,957 shares to 144,329 shares), with the actual exercise price to be determined by the type and/or valuation of its future equity financings. In addition, Acacia has the right, under certain circumstances, to convert all or a portion of the principal and accrued interest of the First Loan into shares of its Class A common stock (or Series B Preferred Stock in the event an equity financing has not occurred prior to the maturity date) at a conversion rate that ranges from $4.85 to $8.24 per share.

In conjunction with the Second Loan, the Company will issue to Acacia two additional four-year warrants, each to purchase a number of shares of the Company’s Class A common stock determined by dividing $700,000 by an exercise price per share ranging from $4.85 to $8.24 (resulting in a total number of shares of Class A common stock ranging from 169,914 to 288,658 shares, with the actual exercise price to be determined by the type and/or valuation of its future equity financings.) In addition, Acacia has the right, under certain circumstances, to convert all or a portion of the principal and accrued interest of the Second Loan into shares of the Company’s Class A common stock (or Series B Preferred Stock in the event an equity financing as not occurred prior to the maturity date) at a conversion rate that ranges from $4.85 to $8.2394 per share. In the event of an initial public offering of the Company’s Class A common stock with gross proceeds to the Company of at least $15,000,000, all principal and accrued interest under the Acacia Note will automatically convert into shares of the Company’s Class A common stock at a conversion price equal to the lower of (i) $8.1653 per share or (ii) the initial public offering price per share in this offering.

In addition, the Investment Agreement provides for the Company’s issuance of a five-year Primary Warrant to Acacia to purchase shares of the Company’s Class A common stock in an amount equal to $50 million, less the amount of the First Loan and Second Loan plus accrued interest outstanding or converted on the exercise date, at per share price ranging from $7.98 to $8.24 with the actual price per share to be determined by the amount of the First and Second Loans that are converted into the Company’s Class A common stock. Acacia has the right to exercise the Primary Warrant during the five-year term, provided that, Acacia may not exercise the Primary Warrant until the earlier of (i) August 15, 2017 and (ii) the completion of an initial public offering of the Company’s Class A common stock. The Company has the right, subject to certain conditions, to require Acacia to exercise the Primary Warrant immediately subsequent to the Company completion of an initial public offering of the Company’s Class A common stock. Upon the exercise of the Primary Warrant, the Company has the obligation to issue to Acacia a 10% Warrant that provides for the issuance of up to 1,349,001 shares of the Company’s Class A common stock at an exercise price of $8.0542 per share with 50% of the Acacia 10% Warrant shares vesting as of the issuance date and the remaining 50% vesting one year later.

            Shares

Common Stock

Prospectus

Until                 , 2016 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee.

Item	Amount
SEC registration fee		$1,511
FINRA filing fees		*
The Nasdaq Capital Markets listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or DGCL, permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated bylaws provide that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated bylaws provide that we will indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We plan to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, (the Securities Act), against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Please read “Item 17. Undertakings” for more information on the SEC’s position regarding such indemnification provisions.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding all securities issued by us within the past three years. Also included is the consideration received by us for such securities, if any, and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Capital Stock: Since the inception of Veritone, Inc, we have made sales of the following unregistered securities:

1.	On July 15, 2014, in connection with the merger of ROIM Acquisition Corporation (“RAC”), we issued an aggregate of 1,333,334 shares of Class A common stock and 2,666,667 shares of Series A-1 preferred stock to an aggregate of nine accredited investors upon conversion on all of the outstanding capital stock of RAC.

2.	On July 15, 2014, in connection with our purchase of all of the limited liability interests of Veritone, LLC, we issued to three accredited investors an aggregate of 1,500,000 shares of Class A Common Stock and 3,000,000 shares of Series B Preferred Stock.

3.	On July 15, 2014, we sold an aggregate of 3,092,781 shares of Series B preferred stock to seven accredited investors at a purchase price per share of $4.85, for an aggregate purchase price of approximately $15.0 million.

4.	On April 5, 2016, we issued an aggregate of 177,367 shares of Class A common stock to an existing stockholder who is an accredited investor, in consideration for certain releases and waivers by such stockholder pursuant to that certain confidential settlement and indemnification agreement. In connection with such agreement, we also issued an aggregate of 1,603,059 shares of Class A common stock to a limited liability company that is indirectly beneficially owned by our Chief Executive Officer and the President of our wholly-owned subsidiary, Veritone Media, Inc., in consideration for services previously rendered by such officers.

5.

On August 15, 2016, we entered into an Investment Agreement with Acacia that provides for Acacia to invest up to $50 million in Veritone, consisting of both debt and equity components. Pursuant to the Investment Agreement, on August 15, 2016, we entered into the Acacia Note, which is a convertible secured promissory that provides for up to $20 million in borrowings through two $10 million advances, each bearing interest at the rate of 6.0% per annum. On August 15, 2016, we borrowed $10 million (the “First Loan”) that has a one year term and, in November 2016, we plan to borrow the remaining $10 million (the “Second Loan”) that will also have a one year term from the date of issuance. The maturity date of the First Loan will automatically extend to the maturity date of the Second Loan, with both loans becoming due and payable on the first anniversary of the issuance date of the Second Loan. The Acacia Note is secured by substantially all of our assets pursuant to a security agreement that we entered into with Acacia dated August 15, 2016. In conjunction with the First Loan, we issued Acacia a four-year warrant to purchase a number of shares of our Class A common stock determined by dividing $700,000 by an exercise price per share ranging from $4.85 to $8.2394 (resulting in a number of shares of Class A common stock ranging from 84,957 shares to 144,329 shares), with the actual exercise price to be determined by the type and/or valuation of our future equity financings. Upon the completion of this offering, we expect this warrant to be exercisable to purchase up to 85,728 shares of Class A common stock at an exercise price per share of $8.1653. In conjunction with the Second Loan in November 2016, we will issue to Acacia two additional four-year warrants, each to purchase a number of shares of our Class A common stock determined by dividing $700,000 by an exercise price per share ranging from $4.85 to $8.2394 (resulting in a total number of shares of Class A common stock ranging from 169,914 to 288,658 shares, with the actual exercise price to be determined by the type and/or valuation of our future equity financings). Upon completion of this offering, each of these warrants will become exercisable to purchase up to 85,728 shares of Class A common stock at an exercise price per share of $8.1653. In addition, pursuant to the Investment Agreement, we issued to Acacia a five-year warrant (the Acacia Primary Warrant) to purchase up to a number of shares of our Class A common stock determined by dividing $50 million, less all converted amounts or payments under the Acacia Note, by an exercise price per share ranging from $7.9817 to $8.2394, with the actual price per share to be determined by the amount of principal and accrued interest under the Acacia Note that are converted into our Class A common stock. Acacia has agreed that, in December 2016, (a) all outstanding amounts of principal and accrued interest under the Acacia Note will be converted into 2,458,650 shares of Class A common stock (which includes accrued interest through September 30, 2016) at a conversion rate of $8.1653 per share, and (b) it will exercise the Primary Warrant in full to purchase 3,749,124 shares of Class A common stock at an exercise price of $7.9817 per share. Upon the exercise of the Primary Warrant, we will issue to Acacia a 10% Warrant that provides for the issuance of up to 1,349,001 shares of our Class A common stock at an exercise price of $8.0542 per share, with 50% of the shares underlying the 10% Warrant vesting as of the issuance date of the 10% Warrant and the remaining 50% of the shares vesting on the first anniversary of the issuance date of the 10% Warrant.

No underwriters were involved in the foregoing issuances of securities. The securities described in Section (a) of this Item 15 were issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

(b) Stock Option Grants: As of November 8, 2016, we had outstanding options to purchase 1,921,215 shares of Class A common stock, all of which were granted between the Company’s inception and October 31, 2016. to certain of our employees, consultants and directors in connection with services provided to us by such persons. The exercise prices for such options ranged from $0.90 to $4.50 per share. Of these, options to purchase 80,346 shares of Class A common stock have been exercised through November 8, 2016 for aggregate consideration of $72,311.40, at a weighted-average exercise price of $0.90 per share. During this period, we also issued 1,007,990 restricted shares of Class A common stock to certain of our employees and consultants in consideration for their past services rendered to the Company.

The issuances of stock options and the shares of Class A common stock issuable upon the exercise of the options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial statement schedules.

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on this 14th day of November, 2016.

VERITONE, INC.

By:	/s/ Chad Steelberg
Chad Steelberg, Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below hereby constitutes and appoints Chad Steelberg and Peter Collins and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 increasing the number of shares for which registration is sought, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this registration statement as such attorney-in-fact and agent so acting deem appropriate, with the SEC, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done with respect to the offering of securities contemplated by this registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Chad Steelberg Chad Steelberg	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	November 14, 2016

/s/ Ryan Steelberg Ryan Steelberg	President of Veritone Media, Inc. and Director	November 14, 2016

/s/ Peter F. Collins Peter F. Collins	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	November 14, 2016

/s/ Nathaniel Checketts Nathaniel Checketts	Director	November 14, 2016

/s/ G. Louis Graziadio, III G. Louis Graziadio, III	Director	November 14, 2016

/s/ Christopher J. Oates Christopher J. Oates	Director	November 14, 2016

EXHIBIT INDEX

Exhibit number	Description of exhibit
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of the Registrant
3.2	Bylaws of the Registrant
3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon completion of this offering
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon completion of this offering
4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock
4.2	Investor Rights Agreement dated July 15, 2014 among the Registrant and certain of its stockholders, together with Amendment No. 1 thereto
4.3	Voting Agreement dated August 15, 2016 between the Registrant and certain of its stockholders
5.1*	Opinion of Morgan, Lewis & Bockius LLP
10.1†	Veritone, Inc. 2014 Stock Option/Stock Issuance Plan (“2014 Plan”)
10.2†	Form of Notice of Grant of Stock Option, together with Forms of Stock Option Agreement and Stock Purchase Agreement (for use with the 2014 Plan)
10.3†	Form of Stock Issuance Agreement (for use with the 2014 Plan)
10.4†	Consulting Agreement dated September 2, 2016 between the issuer and John M. Markovich
10.5†*	Employment Agreement dated November , 2016 between the Registrant and Chad Steelberg
10.6†*	Employment Agreement dated November , 2016 between the Registrant and Ryan Steelberg
10.7	Rental Agreements / Leases for the property located at 3366 Via Lido, Newport Beach, California, of which one is dated February 1, 2016, six are dated March 7, 2016 and one is dated August 16, 2016, between the Registrant and Battaglia Inc.
10.8	Office Lease Agreement for the property located at 3560 Dunhill Street, San Diego, California dated October 8, 2010 between the Registrant, ROIM Acquisition Corporation and Roselle-Dunhill LLC, together with First Amendment to Lease, Second Amendment to Lease and Consent to Assignment
10.9	Investment Agreement dated August 15, 2016 between the Registrant and Acacia Research Corporation (“Acacia”)
10.10	Secured Promissory Note dated August 15, 2016 issued by the Registrant to Acacia
10.11	Primary Common Stock Purchase Warrant dated August 15, 2016 issued to Acacia, together with form of 10% Warrant to Purchase
10.12	Common Stock Purchase Warrant dated August 15, 2016 (First Tranche Warrant A) dated August 15, 2016 issued to Acacia
10.13	Security Agreement dated August 15, 2016 between the Registrant and Acacia
10.14*	2016 Stock Issuance Plan (“2016 Plan”)
10.15*	Form of Notice of Grant of Stock Issuance Agreement and Stock Option Agreement (for use with 2016 Plan)
10.17*	Form of Indemnification Agreement for directors and officers
21.1*	List of Subsidiaries
23.1*	Consent of Marcum LLP
23.2*	Consent of Haskell & White LLP
23.2*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*	To be filed by amendment
†	Indicates a management contract or compensatory plan or arrangement